Exhibit 99.1

ALLIED GOLD CORPORATION
ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2025
March 31, 2026

Annual Information Form (Year Ended December 31, 2025)

GENERAL MATTERS
Date of Information and Presentation
All information in this annual information form (“AIF”) is as of March 31, 2026, unless otherwise indicated. “Company”, “Allied”, “we” or “our” refers to Allied Gold Corporation.
Cautionary Note Regarding Forward-Looking Information
This AIF contains “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this AIF includes, without limitation, statements with respect to:
•the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
•the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;
•Allied’s expectations relating to the performance of its mineral properties;
•the estimation of Mineral Reserves (as defined herein) and Mineral Resources (as defined herein);
•the timing and amount of estimated future production;
•the estimation of the life of mine (“LOM”) of Allied’s mineral projects;
•the timing and amount of estimated future capital and operating costs;
•the costs and timing of exploration and development activities;
•the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;
•the Company’s expectations with respect to the Arrangement (as defined herein), including the ability of the Company and Zijin Gold (as defined herein) to obtain all necessary regulatory and other approvals in connection with the Arrangement in a timely manner or at all, and to satisfy all other conditions precedent in the Arrangement Agreement (as defined herein);
•the Company's expectation with respect to the timing for completion of the Arrangement'
•the Company’s expectations with respect to the remaining payment under the Kurmuk Interest Acquisition (as defined herein);
•the Company’s expectations with respect to its issued and outstanding securities;
•the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, royalties, equity interests, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;
•the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs;
•the Company’s expectations regarding the payment of any future dividends;
•the Company’s plans to continue implementing and scaling the Energy Program (as defined herein), including expectations regarding energy needs and the performance of the Energy Program;
•the Company's gold deliveries under the Gold Prepays (as defined herein); and

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•the Company's outlook and guidance.
Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include: the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to obtain all necessary approvals in connection with the Arrangement in a timely manner or at all; the ability of Zijin Gold to obtain all necessary approvals in connection with the Arrangement in a timely manner or at all; the ability of the Company and Zijin Gold to satisfy all conditions precedent to the completion of the Arrangement on the timeline expected, or at all; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Reserves at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to the partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestitures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the United States Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of Common Shares (as defined herein); risks associated with financial projections; force majeure events; the Company’s plans with respect to the payment of dividends; transactions that may result in dilution to Common Shares, including conversion of outstanding convertible securities of the Company; future sales of Common Shares by existing shareholders; the Company’s dependence on key management personnel and executives; build out and changes to the Company’s director and executive compensation program; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber-attacks; the expected performance of the Energy Program not being realized; as well as those risk factors discussed or referred to herein.

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Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s business, plans and objectives as of the dates presented and may not be appropriate for other purposes.
Currency and Exchange Rate Information
This AIF contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”.
The closing, high, low and average exchange rates for United States dollars in terms of Canadian dollars for the years ended December 31, 2025, December 31, 2024 and December 31, 2023, based on the closing rates reported by the Bank of Canada, were as follows:

Year-Ended December 31
	2025	2024	2023
Closing	C$1.3706	C$1.4389	C$1.3226
High	C$1.4603	C$1.4416	C$1.3875
Low	C$1.3558	C$1.3316	C$1.3128
Average(1)	C$1.3978	C$1.3698	C$1.3497
(1)Calculated as an average of the daily close rates for each period.
On March 30, 2026, the Bank of Canada daily rate of exchange was $1.00 = C$1.3926 or C$1.00 = $0.7181.
Financial Information
Unless otherwise noted, financial information is presented in accordance with International Financial Reporting Standards as issued by the International Financial Reporting Standards (“IFRS”) as outlined in Part 1 of the Handbook of the Chartered Professional Accountants of Canada and include some amounts that are based on management’s estimates and judgement.
Scientific and Technical Information
Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimates of Mineral Reserves and Mineral Resources presented in this AIF may be affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant modifying factors. The Company’s current technical reports, which are available under the Company’s profile at www.sedarplus.ca, contain further details regarding Mineral Reserve and Mineral Resource estimates, classification, reporting parameters, key assumptions and risks for each of the Company’s material mineral properties.
Unless otherwise stated in this AIF and with the relevant terms defined herein, all scientific and technical information in respect of Sadiola and Kurmuk has been reviewed and approved by the authors

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of the Sadiola Report and Kurmuk Report (both as defined below), and all other scientific and technical information has been reviewed and approved by Mr. Sébastien Bernier, P.Geo., Senior Vice President, Technical Services of Allied. See “Interests of Experts”.
Unless otherwise indicated, the estimated Mineral Reserves and Mineral Resources for the Company’s various mines and mineral projects set forth herein have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (the “CIM Standards”). The following definitions are reproduced from the CIM Standards:
The term “Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.
The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors (as defined herein) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.
The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.
The term “Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are subdivided, in order of increasing confidence, into Probable Mineral Reserves (as defined herein) and Proven Mineral Reserves (as defined herein). Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility.
The term “Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

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Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.
The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.
The term “Modifying Factors” means considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
Non-GAAP Financial Performance Measures
In this AIF, the Company uses certain non-GAAP financial performance measures and non-GAAP ratios to supplement the Company’s financial statements, which are presented in accordance with IFRS, including all-in sustaining costs (“AISC”) per ounce of gold sold (closest IFRS measure is cost of sales, excluding DA).
The Company believes that these measures and ratios, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.
Cash Costs and All-In Sustaining Costs per Gold Ounce Sold
The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.
The measure of AISC, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure. The term “AISC per ounce of gold sold” is a non-GAAP ratio and does not have a standardized meaning prescribed under IFRS, and therefore may not be comparable to similar non-GAAP financial performance measures employed by other companies. Non-GAAP financial performance measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.
AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the

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industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.
AISC include mine site operating costs such as mining, processing, administration, production taxes and royalties, which are not based on sales or taxable income calculations, but are exclusive of depreciation and amortization, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Further, AISC include mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, depreciation and amortization, income tax payments, borrowing costs and dividend payments. AISC include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures. The most directly comparable IFRS measure is cost of sales, excluding depreciation and amortization. AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.
For a description and reconciliation of AISC and other non-GAAP measures to the most directly comparable measures under IFRS, please refer to the heading “Non-GAAP Financial Performance Measures” in the Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2025, which section is incorporated by reference herein and is available under the Company’s profile at www.sedarplus.ca.
Market and Industry Data
The Company has included market and industry data in this AIF based on third party and Company information. Although the Company does not have any knowledge that such third-party information may not be reliable or accurate, there can be no assurance that such third-party information is complete or accurate. Such information involves risks and uncertainties and is subject to change based on various factors, including those factors discussed in “Risk Factors”.
CORPORATE STRUCTURE
The Company was incorporated under the name “Mondavi Ventures Ltd.” on January 14, 2021 under the Business Corporations Act (British Columbia) (“BCBCA”) in connection with a spin-out by ECC Diversified Inc. pursuant to a plan of arrangement under the BCBCA completed on March 22, 2021.
On August 31, 2023, the Company was continued to Ontario under the Business Corporations Act (Ontario) (“OBCA”), completed a consolidation of its Common Shares on the basis of 62.6308 pre-consolidation Common Shares for one post-consolidation Common Share and changed its name to “Allied Gold Corporation”. On September 7, 2023, the Company completed a reverse takeover transaction (the “RTO Transaction”) involving, inter alia, Allied Gold Corp Limited (“Allied Jersey”) and Allied Gold Corp (“Allied Seychelles”) and Allied Merger Corporation (“AMC”), and the listing of its common shares (the “Common Shares”) and Convertible Debentures (as defined herein) on the Toronto Stock Exchange (the “TSX”), which Common Shares and Convertible Debentures commenced trading on September 11, 2023 (see “Market for Securities – Trading Price and Volume”). In connection with the closing of the RTO Transaction, on September 7, 2023 the Company also completed a vertical short form amalgamation with AMC under section 177 of the OBCA. See “General Development of the Business – Three Year History – RTO Transaction”.

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On May 19, 2025, the Company completed a consolidation of its Common Shares on the basis of one (1) post-consolidation Common Share for every three (3) pre-consolidation Common Shares, and the post-consolidation Common Shares commenced trading on the TSX on May 22, 2025, and on the New York Stock Exchange (“NYSE”) on June 9, 2025 under the ticker symbol “AAUC”.
The head and registered office of the Company is located at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200 Toronto, ON, Canada M5J 2J3.
The corporate chart below illustrates the Company’s principal subsidiaries (collectively, the “Subsidiaries”), together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company. As used in this AIF, except as otherwise required by the context, reference to the “Company” or “Allied” shall include the Subsidiaries.

Allied Gold Corporation
(Ontario)
TSX/NYSE:AAUC
allied GOLD
Allied Gold Corp
(Seychelles)
Allied Gold Services Inc.
(Cayman Islands)
Allied Gold International Employment Limited
(Cyprus)
Allied Gold TZ Corp
(Seychelles)
Allied Gold ET 2 Corp
(Seychelles)
Allied Gold EG Corp
(Seychelles)
Afrique Gold
(Maruitius)
Allied Gold CDI Corp
(Seychelles)
Allied Gold South Africa (Pty) Ltd
(South Africa)
Allied Gold ML Corp
(Seychelles)
APM Ethiopia Ltd.
(BVI)
El Fawakheir Gold Mine Limited
(Seychelles)
SMW Gold Limited
(Cyprus)
Allied Gold Cayman
(Cayman Islands)
99%
International Services & Supplies Ltd.
1%
ARL Gold Tanzania Limited
(Tanzania)
96%****
Golden Eye Resources
(BVI)
4%
Kurmuk Gold Mine PLC
(Ethiopia)
Kurmuk Project
Afrique Gold Exploration SARL
(Côte d'Ivoire)
Oumé Project
89.89%*
CDI Gov't
10%
Bonikro Gold Mine SA
(Cote d'Ivoire)
Bonikro Mine
Hire Holdings Pte Ltd
(Singapore)
89.80%**
10%
CDI Gov't
Hire Gold Mine SA
(Côte d'Ivoire)
Agbalé/Assondji-So Pits
85%
10%
5%
SODEMI
***
Agbaou Gold Operations SA
(Côte d'Ivoire)
Agbaou Mine
Legend Mali (BVI) III Inc.
(BVI)
Allied Gold Mali Limited
(BVI)
Mali Gov't
40%
65%
35%
20%
40%
LGC Exploration Mali SARL
(Mali)
Lakanfla Option
Korali SA
(Mali)
Korali Sud Mine
Societe d'Exploitation des Mines d'Or de Sadiola SA
(Mali)
Sadiola Mine

* 0.11% owned by Estate of Michel Sodjiedo Capo Mian

** 0.2% owned by Estate of Michel Sodjiedo Capo Mian

*** La Société pour le Developpment Minier de la Cote d'Ivoire

**** Ethiopian government is entitled to 7% upon commercial production

GENERAL DEVELOPMENT OF THE BUSINESS
Overview of the Business
Allied is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project, and exploration properties throughout Africa, principally in Mali, Côte d’Ivoire and Ethiopia. Allied plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, as appropriate, by targeting other consolidation opportunities with a primary focus in Africa. Allied operates its mines and projects under common corporate oversight. Within this structure, Allied’s material properties consist of the following:
•Sadiola gold mine (80% ownership), located in the Kayes Region of West Mali (the “Sadiola Mine” or “Sadiola”); and

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•Kurmuk gold development project (100% ownership), located approximately 750 km from Addis Ababa in Western Ethiopia (the “Kurmuk Project” or “Kurmuk”).
The Company’s portfolio also includes the following properties, which are being managed as one business unit from a management and administrative perspective, in order to reduce in-country overhead costs associated with its ownership of the two neighboring, but not adjacent properties, sometimes collectively referred to as the Côte d’Ivoire Complex:
•Bonikro gold mine (89.89% ownership), comprised of two exploitation permits (Bonikro and Hiré) and the two Dougbafla exploration permits, located approximately 100 km south of Yamoussoukro, Côte d’Ivoire (the “Bonikro Mine” or “Bonikro”); and
•Agbaou gold mine (85% ownership), located approximately 100 km south of Yamoussoukro, Côte d’Ivoire (the “Agbaou Mine” or “Agbaou”).
(1)The “Côte d’Ivoire Complex” is comprised of Bonikro and Agbaou. The Bonikro and Agbaou Mines are currently operated as separate mining operations and do not use common or shared infrastructure. However, the Company believes that through future exploration work, there could be a scenario in which potential new deposits could leverage a combined installation providing future optionality.
See “Description of the Business – Material Properties” and “Description of the Business – Other Properties”.
Three Year History
Over the three most recently completed financial years, the Company executed its growth strategy with a particular focus on Mineral Reserve and Mineral Resource expansion through accretive acquisitions and the advancement of exploration and project studies at the Company’s existing assets. Owing to the completion of the Company’s comprehensive funding package over the course of 2024 and 2025, including the 2024 Prospectus Financing (as herein defined), Credit Facility (as herein defined), Wheaton Stream (as herein defined), Triple Flag Stream (as herein defined) and Gold Prepaid Transaction (as herein defined), the April 2025 Prospectus Financing (as herein defined) and the October 2025 Prospectus Financing (as herein defined), the Company has additional liquidity, financial flexibility and an enhanced management construct to optimize and advance the Company’s growth strategy,

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generating meaningful long-term value for its stakeholders. The following events contributed materially to the development of the Company’s business over the past three financial years.
Sustainable Production Platform and Outlook
On February 18, 2026, Allied announced its 2026 operating guidance and near-term outlook extending through 2027. The Company’s key focus for 2026 is to continue implementing its optimization plans to capture incremental production gains and reduce operating costs across its portfolio, thereby increasing margins and cash flows. Alongside this, the Company's key strategic priority is the completion of construction and the commencement of operations at the Kurmuk Project, expected in mid-2026, while continuing exploration efforts to extend mine life and enhance operational flexibility across its operations.
In 2026 the Company anticipates producing 485,000 to 575,000 gold ounces, representing a meaningful increase in production year-over-year, primarily driven by the anticipated contribution from Kurmuk in the second half of the year. Achieving the mid to high end of this guided range primarily hinges on capturing opportunities to feed additional oxide ore at Sadiola, and at Kurmuk, having access to full power from the grid by mid-Q2 in order to ramp up and stabilize plant operations efficiently and feed ore from the high-grade stockpiles.
Regarding costs, the projected mine-site level AISC1 for 2026 is expected to be $1,750-$1,900 per ounce, reflecting a gold price assumption of $4,250 per ounce and its corresponding impact on royalties, improvements at current operations and the expected contribution of lower-cost production from Kurmuk.
Mineral Reserves and Mineral Resources
Allied's near-term guidance and longer-term outlook are supported by its Mineral Reserves and Mineral Resources, which ensure the reliability and sustainability of the Company's production platform while also providing the flexibility to increase near-term production and cash flows from high-yield near-mine targets. This year, Allied has conducted a thorough review of its mining design parameters, leading to the adoption of more conservative assumptions, especially regarding operational factors such as mining selectivity and dilution. This strategic adjustment aims to improve ore control procedures and the short-term predictability of operations. It also serves to offset the impact of the depletion resulting from mining activities in 2025. The Company is optimistic that its exploration efforts will continue to increase mineral inventories, with a goal to achieve additional growth by the end of 2026. This has been demonstrated with the declaration of Mineral Reserves at Oumé for the first time in 2025, significantly increasing the LOM at Bonikro, along with the inclusion of Stage 6.
As of December 31, 2025, the Proven and Probable Mineral Reserves were reported at 11.2 million ounces of gold, contained within 247.1 million tonnes at a grade of 1.41 g/t. This figure remained relatively unchanged compared to the previous year. The stable reserve balance reflects the addition of new Mineral Reserves, the depletion of reserves due to production in 2025, and adjustments to the economic and design parameters outlined above. Similarly, the total Measured and Indicated Mineral Resources stood at 15.3 million ounces of gold, contained within 336.7 million tonnes at a grade of 1.41 g/t. This is nearly the same as the previous year's figure of 15.7 million ounces, with the slight decrease attributed to the conversion of Inferred Mineral Resources, which at year-end 2025 totaled 2.1 million ounces of gold contained within 54.1 million tonnes at a grade of 1.20 g/t.
The Company remains focused on increasing its mineral inventories to extend the mine life of its operations and projects and optimize its production plans by pursuing extensions of known mineralization
1 This is a non-GAAP financial measure and ratio for which the closest IFRS measure is cost of sales, excluding DA. See “General Matters – Non-GAAP Financial Performance Measures”.

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and near mine targets, as well as regional targets at each project. This focus also includes the prioritized addition to the oxide mineralization inventories at Sadiola and Côte d’Ivoire Complex. As noted, Allied is advancing its regional exploration programs, aimed at uncovering significant potential across its portfolio. This includes realizing exploration success at highly prospective locations such as Oumé, with maiden Mineral Reserves declared in 2025, located north of the Bonikro mill, Agbaou Pit extensions, FE2 Trend at Sadiola, Tambali at Sadiola, and Tsenge, a significant new discovery located southeast of the projected processing plant at Kurmuk.
Proposed Acquisition by Zijin Gold
On January 26, 2026, Allied entered into an arrangement agreement, as amended February 23, 2026 (the “Arrangement Agreement”) with Zijin Gold International Company Limited (“Zijin Gold”), a public company listed on the Hong Kong Stock Exchange, pursuant to which, among other things, Zijin Gold will acquire all of the issued and outstanding Common Shares of Allied (the “Arrangement”). The Arrangement will be implemented by way of a court-approved plan of arrangement in accordance with the Business Corporations Act (Ontario). Pursuant to the Arrangement, at the effective time of the Arrangement, Zijin Gold will acquire all of the issued and outstanding Common Shares and, in exchange, the holders of Common Shares will receive C$44.00 in cash for each Common Share held.
Completion of the Arrangement is subject to a number of conditions, including among others, (a) approval of the Arrangement by (i) not less than 66 2/3% of the Allied shareholders who vote (in person or by proxy) at a special meeting of shareholders of Allied, which was held on March 31, 2026 (the “Meeting”); and (ii) a simple majority of the votes cast on the Arrangement by Allied shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding 16,585,404 Common Shares held by certain directors and officers of the Corporation in accordance with applicable regulatory requirements, in each case as modified by the interim order of the court; (c) the approval of the Arrangement by the court in form and substance acceptable to each of Zijin Gold and Allied, acting reasonably, (d) since the date of the Arrangement Agreement, there shall not have occurred any material adverse effect with respect to Allied that has not been cured; (e) the receipt of certain required regulatory approvals, including under the Competition Act (Canada), Investment Canada Act and applicable competition and regulatory approvals in various jurisdictions globally including the People’s Republic of China; (f) other standard conditions for the closing for transactions of this nature including receipt of required third party consents; and (g) Allied shareholders not having validly exercised dissent rights in connection with the Arrangement with respect to more than 5% of the outstanding Common Shares. The Arrangement will not be subject to shareholder approval at Zijin Gold.
With the requisite Allied shareholder approval having been obtained on March 31, 2026 and regulatory approvals in progress, the goal remains to close as soon as possible and before the outside date in the Agreement, with the continuing objective of closing at the end of April, subject to the satisfaction of customary closing conditions, including the receipt of all required regulatory approvals and final court approval. Such regulatory approvals are currently underway in multiple jurisdictions, with Zijin Gold and Allied working cooperatively in a sensible and disciplined manner. While broader global geopolitical events and circumstances should not impact the progress of the regulatory process for the transaction, both companies monitor these events and circumstances and regularly discuss possible implications of those events and circumstances. There is no assurance that these events and circumstances will not have an impact on the transaction or timing for approvals nor that such approvals will be received. Both companies continue to demonstrate a strong commitment to complete the transaction. Further, the companies are working on an orderly transition, including site detailed visits, management integration planning, and evaluating further asset optimizations and opportunities aimed at unlocking future value for the asset platform.
The Arrangement Agreement is available under the Company’s profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

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October 2025 Financing
On October 24, 2025, Allied announced the completion of an overnight marketed public offering of Common Shares (the “October 2025 Financing”). Pursuant to the October 2025 Financing, the Company issued 6,400,000 Common Shares (plus 743,200 Common Shares issued under the over-allotment option) at a price of C$27.35 per Common Share for aggregate gross proceeds of C$175 million (plus C$20.3 million under the over-allotment).
The October 2025 Financing was completed pursuant to an underwriting agreement dated October 20, 2025 (the “October 2025 Underwriting Agreement”) entered into between the Company and Stifel Nicolaus Canada Inc., Canaccord Genuity Corp. and National Bank Financial Inc., as joint bookrunners, together with a syndicate of underwriters made up of CIBC World Markets Inc. and Cormark Securities Inc. In connection with the October 2025 Financing, the Company paid the underwriters a cash commission equal to 4.0% of the gross proceeds.
The Company intends to use the net proceeds of the October 2025 Financing to (i) fund its optimization and growth initiatives particularly to accelerate development of infrastructure for the next phase of expansion at Sadiola which includes improvements in processing capacity and acceleration of the implementation of certain components of the recently announced energy program, (ii) modify the plant under development at Kurmuk to increase average processing capacity for higher levels of production, (iii) begin the transition to owner mining at one or more operations, and (iv) general corporate purposes to take advantage of corporate and asset-based opportunities which may arise from time to time.
The October 2025 Financing was completed by way of (final) short form prospectus supplement (the “October 2025 Prospectus Supplement”) dated October 20, 2025, to the Company’s short form base shelf prospectus dated October 1, 2024 (the “Base Shelf Prospectus”), and on a private placement basis by way of a confidential offering memorandum pursuant to certain exemptions from the registration requirements of the United States Securities Act of 1933, as amended and applicable state securities laws, and on a private placement basis in certain other jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions.
The October 2025 Underwriting Agreement, October 2025 Prospectus Supplement and Base Shelf Prospectus are each available under the Company’s profile at www.sedarplus.ca.
Energy Program at Sadiola
On October 1, 2025, the Company announced that it has begun implementing key components of its new energy program for Sadiola following a comprehensive review of the power needs for the asset and its expansion plans. The Company is undertaking a staged and scalable approach, initially installing additional diesel generators and control systems, followed by the implementation of a hybrid power solution, with the deployment of more efficient medium-speed thermal units, and a photovoltaic plant with battery energy storage systems sufficient to meet the power requirements of the Phase 1 expansion at reduced costs. The systems will then be scaled up to satisfy the energy needs of the next phase expansion, providing Sadiola with a flexible power solution capable of meeting its ultimate power needs, while being self-reliant, efficient and cost-effective (the “Energy Program”).
NYSE Listing
On June 9, 2025, the Common Shares commenced trading on the NYSE under the ticker symbol “AAUC”, and concurrently ceased trading on the OTCQX market.

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Share Consolidation
On May 19, 2025, the Company completed a consolidation of its Common Shares on the basis of one (1) post-consolidation Common Share for every three (3) pre-consolidation Common Shares (the “Consolidation”), which Consolidation was implemented in connection with the Company’s application to list its Common Shares on the NYSE. The post-Consolidation Common Shares commenced trading on the TSX on May 22, 2025, and on the NYSE on June 9, 2025.
April 2025 Financing and Concurrent Block Trade
On April 22, 2025, Allied announced the completion of a public offering (the “April 2025 Financing”) of 15,000,000 Common Shares at a price of C$5.35 per Common Share for aggregate gross proceeds to the Company of approximately C$80 million and the concurrent sale under a block trade of 15,000,000 Common Shares by a significant shareholder at a price of C$5.35 per Common Share for aggregate gross proceeds to the selling shareholder of approximately C$80 million (the “Concurrent Block Trade”). Subsequently, on May 1, 2025, the Company completed the closing of the over-allotment option in connection with the April 2025 Financing, pursuant to which an additional 2,250,000 Common Shares were issued by the Company at a price of C$5.35 per Common Share for additional aggregate gross proceeds of approximately C$12 million.
The April 2025 Financing was completed pursuant to an underwriting agreement dated April 17, 2025 (the “April 2025 Underwriting Agreement”) entered into between the Company and a syndicate of underwriters co-led by Canaccord Genuity Corp. and National Bank Financial Inc., and including CIBC World Markets Inc., Cormark Securities Inc. and Stifel Nicolaus Canada Inc. In connection with the April 2025 Financing, the Company paid the underwriters a cash commission equal to 4.0% of the gross proceeds. The Concurrent Block Trade was completed by the selling shareholder with Canaccord Genuity Corp. and National Bank Financial Inc. as principals.
The Company used the net proceeds from the April 2025 Financing to fund its optimization and growth initiatives, including advancing studies and engineering work to improve recoveries at Sadiola, supporting exploration and mine life extension studies in Côte d’Ivoire, and conducting additional exploration and development activities across its broader asset portfolio.
The April 2025 Financing was completed by way of (final) short form prospectus supplement (the “April 2025 Prospectus Supplement”) dated April 17, 2025, to the Base Shelf Prospectus, and on a private placement basis by way of a confidential offering memorandum pursuant to certain exemptions from the registration requirements of the United States Securities Act of 1933, as amended and applicable state securities laws.
The April 2025 Underwriting Agreement, April 2025 Prospectus Supplement and Base Shelf Prospectus are each available under the Company’s profile at www.sedarplus.ca.
Strategic Partnership with Ambrosia
On February 25, 2025, the Company announced a strategic partnership with Ambrosia Investment Holding (“Ambrosia”), a United Arab Emirates-based investment fund. The strategic partnership contemplated an asset level transaction for the Sadiola mine in Mali, a corporate equity investment in Allied by way of a private placement, and a power infrastructure component at Sadiola. On April 14, 2025, the Company announced that it did not proceed with the private placement with Ambrosia as certain conditions precedent to its completion were not secured. In its decision not to continue to engage, the Company considered the time and effort that would be required in the partnership, the significant increase in gold price and its share price in the interim period, the evolution and impacts on

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trading liquidity and eligibility for index inclusion, as well as meaningful improvements in the Company’s business plan and outlook. In totality, the Company expected that the interim changes occurring both internal and external would support a much higher share price than contemplated in the private placement. While the parties continued discussions on the joint venture and long-term power supply arrangement for the Sadiola mine, it received an unsolicited alternative proposal from another party for a similar arrangement that would require a smaller purchase interest in Sadiola. Ultimately Allied decided to terminate these engagements as the gold market conditions and the Company’s positioning in the Republic of Mali started to gain positive momentum.
Price Protection Programs
On October 29, 2025, the Company purchased average rate gold call options with a strike price of $4,500 per ounce, for the period of November 2025 to December 2026, for a total of 217,500 ounces. The call options effectively mitigate the cash outflow on the hedge derivatives when gold exceeds $4,500. The total premium is $20.5 million, paid on a monthly deferred basis.
On May 7, 2025, Allied completed a gold price protection program that ensures a minimum price of $3,048 per ounce and full upside to $4,000 per ounce on gold production of 15,500 ounces per month from June 2025 through to March 2026, equaling a total of 155,000 ounces.
In the fourth quarter of 2025, a program that allows Allied to share in further revenues above $4,594 was implemented as a supplement to and part of the cash flow protection program. The program relies on $4,500 average rate gold call options with a cost of approximately $94 per option and covers the entirety of its remaining existing zero-cost collars from November 2025 to December 2026.
Between December 19, 2024 and December 20, 2024, the Company entered into zero-cost gold collars with the Prepay Lenders, of 10,000 ounces per month, from April 2025 to December 2026, with a put price of $2,200 per ounce and a call price $3,025 per ounce (in respect of 7,000 ounces per month), $3,075 per ounce (in respect of 1,000 ounces per month) and $3,500 per ounce (in respect of 2,000 ounces per month), safeguarding against downside in gold price, and locking in significant cash flow improvements based on the minimum $2,200 per ounce floor price.
On April 12, 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from May 2024 to March 2025, for a total of 110,000 ounces, with a put of $2,200 per ounce and a call of $2,829 per ounce, safeguarding against downside in gold price, and locking in significant cash flow improvements based on the minimum $2,200 per ounce floor price.
Gold Prepaid Transaction
On December 19, 2024, Allied announced that it had entered into certain gold prepaid forward arrangements (the “Gold Prepays”) with National Bank of Canada, Macquarie Bank Limited and Citibank, N.A. (collectively, the “Prepay Lenders”), for the aggregate total advance amount of $75 million. Under these arrangements, the Prepay Lenders will purchase an aggregate of 2,802 ounces of gold from Allied per month over twelve months, starting in October 2026, providing a low-cost, non-dilutive form of capital financing.
On September 25, 2025, Allied entered into certain additional gold prepaid forward arrangements (together with the Initial Gold Prepays, the “Gold Prepays”) with National Bank of Canada, Macquarie Bank Limited, Citibank, N.A. and Canadian Imperial Bank of Commerce (collectively, the “Additional Prepay Lenders”), for the aggregate total advance amount of $50 million. Under these arrangements, the Additional Prepay Lenders will purchase an aggregate of 1,233.3 ounces of gold from Allied per month over twelve months, starting in October 2026, providing a low-cost, non-dilutive form of capital financing.

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Credit Facility
On December 18, 2024, the Company entered into an amended and restated credit agreement (the “Credit Agreement”) with National Bank of Canada, as administrative agent (the “Administrative Agent”), National Bank Financial Inc., as arranger, National Bank of Canada, as issuing bank, and National Bank of Canada, Macquarie Bank Limited, Canadian Imperial Bank of Commerce and Citibank, N.A., Canadian Branch, as lenders (collectively, the “Lenders”), which amended and restated the credit agreement that the Company previously entered into with, among others, the Administrative Agent on January 5, 2024. The Company has immediately available credit of $40.0 million (plus a $10.0 million accordion, which is available subject to satisfaction of certain conditions precedent) under its revolving credit facility, which remains undrawn (the “Credit Facility”). The Credit Facility is to be used for working capital and other general corporate purposes of the Company (including the financing of investments and acquisitions that are permitted pursuant to the terms of the Credit Agreement). Advances under the Credit Facility are subject to certain customary conditions precedent and will bear interest at a rate of the Canadian prime rate, the US base rate or adjusted term SOFR plus, in each instance, an applicable margin. The obligations pursuant to the Credit Facility have been guaranteed by certain of the Company’s subsidiaries (together with the Company, the “Credit Parties”). The Company has granted a security interest in favour of the Administrative Agent in all of its present and after-acquired personal property to secure the obligations pursuant to the Credit Facility. Additionally, each of the Credit Parties has pledged any shares that it holds in other Credit Parties and certain other subsidiaries (subject to certain exceptions) to the Administrative Agent as security for the obligations pursuant to the Credit Facility and the Gold Prepays.
Wheaton Stream
On December 5, 2024, the Company announced that it had entered into a streaming transaction (the “Wheaton Stream”) with Wheaton Precious Metals International Ltd., a wholly-owned subsidiary of Wheaton Precious Metals Corp. (“Wheaton”) with respect to the Kurmuk Mine in Ethiopia. Under the terms of the Wheaton Stream, Allied, through its wholly-owned subsidiary Allied Gold Services Inc., will receive a total upfront cash consideration of $175 million in four equal installment payments (each a “Construction Payment”), subject to the satisfaction of certain customary conditions and an ongoing payment for gold ounces delivered equal to 15% of the gold spot price. Wheaton will purchase 7% of the payable gold until a total of 220,000 ounces of gold has been delivered, at which point Wheaton will purchase 4.8% of the payable gold for the life of mine at Kurmuk. During any period in which debt exceeding $150 million ranks ahead of the Wheaton Stream, the stream percentage increases to 7.15% and decreases to 5.25% once the drop-down threshold is reached. Payable gold is calculated using a fixed payable factor of 99.95%.
On December 19, 2024, June 30, 2025, September 16, 2025, and December 15, 2025, the Company received all four Construction Payments under the Wheaton Stream each in the amount of $43.75 million, for an aggregate amount of $175 million.
2024 Prospectus Financing
On October 8, 2024, Allied announced the completion of an overnight marketed public offering of Common Shares, and the closing of the over-allotment option on October 18, 2024 (the “2024 Prospectus Financing”). Pursuant to the 2024 Prospectus Financing, the Company issued 62,000,000 Common Shares (plus 9,300,000 Common Shares under the over-allotment) at a price of C$3.10 per Common Share for aggregate gross proceeds of C$192.2 million (plus C$28.83 million under the over-allotment).

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The 2024 Prospectus Financing was completed pursuant to an underwriting agreement dated October 3, 2024 entered into between the Company and a syndicate of underwriters co-led by Canaccord Genuity Corp. and National Bank Financial Inc., and including CIBC Capital Markets, Stifel Nicolaus Canada Inc., BMO Capital Markets, SCP Resource Finance LP and Hannam & Partners. In connection with the 2024 Prospectus Financing, the Company paid the underwriters a cash commission equal to 4.5% of the gross proceeds, other than on sales of an aggregate of 8,377,000 Common Shares to purchasers on a president’s list, for which the underwriters received a cash commission of 2.0%.
The Company used the net proceeds of the 2024 Prospectus Financing to support the funding of its optimization and growth initiatives, including in relation to all rights and obligations dealing with and allowing for continuous management, optimizations, advancements, improvements and phased expansion of the Sadiola Mine, and in respect of costs associated with the Kurmuk construction project. The 2024 Prospectus Financing was part of the Company's broader financing plan, which included a gold stream and gold prepay facility on the Kurmuk project, intended to enhance financial flexibility to unlock significant value (see “Gold Prepaid Transaction” and “Wheaton Stream”).
The 2024 Prospectus Financing was completed by way of (final) short form prospectus supplement dated October 3, 2024, to the Base Shelf Prospectus, and on a private placement basis by way of a confidential offering memorandum pursuant to certain exemptions from the registration requirements of the United States Securities Act of 1933, as amended and applicable state securities laws.
Protocol Agreement with Malian Government
On September 3, 2024, the Company announced that it had settled the terms of a definitive protocol agreement (the “Protocol Agreement”) with the Government of Mali, which was subsequently signed. The Protocol Agreement provides for the renewal of the exploitation permit for the Sadiola Mine, the advancement of the development and processing of the nearby Korali Sud (Diba) deposit (“Korali Sud”), and the continued development of the phased expansion of the Sadiola Mine.
The Sadiola exploitation permit, which is valid for a full ten years, was issued under the newly decreed 2023 Mining Code, with renewals of equal duration available until all mineral reserves have been mined out. With the completion of a feasibility study and tolling agreement relating to Korali Sud, which the Company filed with mining authorities, all necessary approvals for the development of Korali Sud and the processing of ore from this satellite deposit at the Sadiola Mine facilities, pursuant to the terms of the tolling agreement, were granted to the Company, which resulted in short term modest contributions to production in the third quarter and fourth quarters of 2024, while the first and second quarters of 2025 were at full capacity. See “General Development of the Business – Three Year History - Update on Korali Sud and Sadiola”. The Protocol Agreement also contemplates certain derogations from royalties otherwise applicable under the 2023 Mining Code. Finally, upon a cash payment made by the Company under the terms of the Protocol Agreement, all outstanding disputes, allegations, audits, and assessments, including those related to tax, customs levies, maintenance and management of offshore accounts, and the development and management of the mine and satellite areas, were settled.
The Company, like other mining companies in the Republic of Mali, were faced with unprecedented challenges in 2024 related to accommodation of provisions of a new mining code and a moratorium on permits which had been in place for some time with no clarity on when the moratorium would end. The mining code contemplated significant changes to financial and fiscal provisions and terms; the decree of the new mining law and therefore the law’s effectiveness came into effect immediately prior to expiry of the exploitation permit for the Company’s Sadiola mine thereby requiring a permit renewal under the new mining code.

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All this under the backdrop of extended previous management engagements that had been unsuccessful at obtaining a permit renewal and several other, larger mining companies having no better success, and a State that was beginning to use other tactics to compel compliance with the new mining code. Although the Company was not aware at the time, it did materialize subsequently that the posture of the government was such that executives of companies were at personal risk of incarceration were the companies not willing to comply. However, the government tactics did include allegations of corporate, fiscal and taxation inadequacies and wrongdoing. In a literal sense, considering that the exploitation permit had not yet been renewed, the board of directors of the Company (the “Board”) concluded this presented an unprecedented challenge to the Company. These circumstances caused the Board to seek a course of conduct that would ameliorate the situation and mandated management to find and pursue that course.
In that context, over several months, management engaged in significant, intense and prolonged negotiations with the State in order to avert what would have been a crisis beginning with a failed permit renewal process. A number of strategies were deployed during the negotiations in order to settle on terms that benefited both the Company and the State. The Board and management undertook a policy and program of engagement that was reconciliatory although firmly held the position that the economics of the operation was imperative. Management engaged in a manner that was not confrontational and rather than enforcement of rights, chose to determine a path for accommodating the new mining code while preserving sufficient economics for the operation. The Company determined that the best course was to agree to the best terms possible at the time while rebuilding confidence and trust with the representatives of the State and leaving open the possibility of further modification to terms when more investments were required. A definitive protocol agreement with the State was announced on September 3, 2024. The Company was the first to settle terms with the State and conclude an agreement which then became the template for others. The Sadiola permit was renewed, trust began to be reestablished, and a relationship began to form. The effectiveness of the process has led to the Company and the State jointly pursuing other opportunities within Mali.
Kurmuk Power Purchase Agreement
On August 19, 2024, the Company announced that its subsidiary Kurmuk Gold Mine PLC (“KGM”), which owns the Kurmuk Project, had entered into a definitive Power Purchase Agreement (“PPA”) with Ethiopian Electric Power to secure a reliable, competitive, and sustainable energy supply for Kurmuk throughout the life of the mine. The PPA will be in effect for a period of twenty years and may be extended by mutual agreement. The agreement secures a flat energy charge of $0.04 per kWh, applicable from the supply commencement date and remaining fixed for the entire term, providing cost certainty for the project.
Triple Flag Stream
On August 7, 2024, the Company announced that it had entered into a streaming transaction (the “Triple Flag Stream”) with Triple Flag International Ltd., a wholly owned subsidiary of Triple Flag Precious Metals Corp. (collectively, “Triple Flag”). Under the terms of the stream agreement, Allied will receive a $53 million upfront cash payment (the “Advance Amount”) and an ongoing payment equal to 10% of the spot gold price (the “Ongoing CDI Payments”). Triple Flag will have the right to purchase 3% of the payable gold produced at each of Agbaou and Bonikro, subject to a step-down to 2% after set delivery thresholds.
On August 14, 2024, the Company announced the closing of the Triple Flag Stream transaction, pursuant to which Allied received the Advance Amount and will receive the Ongoing CDI Payments.

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Update on Korali Sud and Sadiola
The Company has previously highlighted the opportunity that Korali Sud, as well as other oxide targets, present in terms of contribution to short-term cash flows and incremental production during the advancement of Phase 1 of the expansion at Sadiola and the development of Kurmuk. These oxide targets improved production and financial performance in 2024 and 2025. The Company has provided an update of its mineral inventories for Sadiola and Korali Sud as part of its 2025 year-end process. See “Description of the Business – Summary of Mineral Reserve and Resource Estimates”.
Sadiola Expansion Plan
Over the last several years, the Company has been advancing a strategy of optimization and expansion at Sadiola. Initial efforts related to the stabilization of the operation, primarily in relation to the existing processing capacity of mostly oxide ores, followed by a phased expansion to increase throughput and process increased proportions of higher-grade fresh ores, with the objective of increasing production and cash flows in the short and long term.
Improvements in production have been achieved recently and are expected to continue in the short term as a result of the contribution from high-grade oxide ore sources that support production levels of approximately 200,000 ounces per year. Along with the additional high-grade oxide targets, with the commissioning of the Phase 1 Expansion in late 2025, the mine is expected to support an average production level between 200,000 and 230,000 ounces per year through 2028 by processing an increased proportion of fresh ore with higher grades and slightly lower recoveries. This strategy not only optimizes the use of the existing facilities but also aligns with our commitment to extend the life of the mine, enhance its profitability, and drive growth with high returns on capital ahead of the next phase of expansion.
Construction of the Stage 1 Project at Sadiola broke ground in the fourth quarter of 2024 and advanced throughout 2025 on schedule and on budget. Ore feed to the mill started late in the fourth quarter, and the Stage 1 mill is expected to ramp up in the first quarter of 2026, alongside the completion of ancillary systems and power-supply upgrades. Further optimizations to the processing circuit, including instrumentation and automation upgrades, are planned for execution this year. Together, these initiatives are expected to improve operating conditions, enhance overall processing performance, and reduce reagent consumption incrementally.
The Company is advancing studies to define the best strategy for the next phase of the mine's expansion. The initial conclusion of these studies was that adding a pre-leach thickener to the circuit allows the plant to process over 90% of the fresh ore in the feed, increasing operational flexibility and potentially increasing production. Given that a pre-leach thickener is required regardless of the selected expansion scenario, the Company decided to begin engineering and design in late 2025 to prepare for construction in 2026.
Allied has concluded that the best execution strategy for Phase 2 expansion at Sadiola is to progressively optimize, develop, and expand the current processing plant and ancillary infrastructure, rather than build a new processing plant. This organic growth strategy allows for more efficient deployment of capital and management of execution risks, and it enables the same ultimate throughput of over 9 million tonnes ("MT") per year of ore processed defined in the previous feasibility study, but with interim and organic steps at 7 MT and 8 MT per year. This strategy also allows the recovery improvement project and the energy program to be implemented progressively as throughput capacity expands, for further capital efficiency and returns, although with the pending corporate transaction, Zijin Gold will have the option to pursue alternative development plans, including the construction of a larger plant. For 2026, the Company will advance the engineering and early works required for the 7MT per year step, together

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with the studies to increase recoveries, new tailings storage facility construction, solar farm earthworks and mobilization.
The total capital expenditures for the 7 MT per year step of the processing plant are estimated at approximately $200 million, including engineering and construction of a permanent two-stage crushing plant and a grinding mill in the second line of the Sadiola plant, which are planned to be developed between late 2026 and late 2028. The subsequent 8 MT and 9 MT per year steps consist of adding a permanent tertiary crushing circuit and wet plant upgrades, respectively, and could be executed sequentially or concurrently, along with related expansions to power generation and ancillary facilities.
At the 7 Mtpa throughput, the plant configuration will include the existing Stage 1 three-stage crushing circuit operating in parallel with a new two-stage crushing circuit. Downstream, the comminution circuit will comprise two parallel milling circuits (Stage 1 and a new mill already owned by the Company), producing a final grind of P80 75 µm. The remainder of the flowsheet will include a pre-leach thickener, pre-oxidation, cyanidation, and carbon adsorption, utilizing the existing facilities and remaining consistent with the general processing path defined for Sadiola in the previous technical work.
1.This is a non-GAAP financial measure and ratio for which the closest IFRS measure is cost of sales, excluding DA. See “General Matters – Non-GAAP Financial Performance Measures”.
Kurmuk Construction
On September 7, 2023, the pre-construction activities of the Kurmuk Project commenced, leading to full construction activities beginning in mid-2024. The project continues to track well against plan, both in terms of physical completion and spend, while achieving key milestones and progress during 2025.
Procurement and logistics of critical items are substantially complete, and the key focus during the latter part of last year has been on transporting equipment and materials to the site and ramping up steel and mechanical erection at the crushing circuit and the processing plant. Mining activities at Ashashire and Dish Mountain are progressing according to plan, with the objective of building at least three months’ worth of ore stockpiles to support the start of operations in mid-2026. Kurmuk will continue mechanical activities throughout the first quarter of 2026, progress the remaining earthworks at the tailings storage facility and haulage road, and advance piping and electrical installation, other infrastructure, and ancillary facilities.
The Ethiopian Electrical Power Company is advancing the power line construction, which is expected to be completed before commissioning. Pre-commissioning activities are planned to begin at the start of the second quarter, with the first gold expected in mid-2026.
Along with the advancement of the project, the Company completed a review of the capacity of the processing plant in consideration of the ore inventory and the exploration progress at Dish Mountain, Ashashire and Tsenge. Allied made a strategic decision to maximize the operational flexibility for Kurmuk since the start of operations, and is now targeting an average processing capacity of up to 6.4 MT per year. This increased flexibility is being incorporated into the project execution, with subsequent modifications to the leaching circuit expected to be deployed in the future years to increase fresh ore recoveries. The enhancements and optimizations are expected to make Kurmuk a stronger, de-risked operation upon commencement of production, providing upside and operational flexibility, aligning with the Company’s long-term strategy of maximizing value at each of its assets.

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RTO Transaction
Concurrent with the completion of the RTO Financing (as defined herein - see “RTO Financing”), the Company, Allied Jersey, Allied Seychelles, AMC, Seychelles Subco (as defined herein) and Ontario Subco (as defined herein) entered into a business combination agreement dated August 30, 2023 pursuant to which the parties agreed to complete a series of amalgamations and associated transactions to effect a business combination between the Company, Allied Jersey, Allied Seychelles and AMC, which resulted in a reverse take-over of the Company by the shareholders of Allied Jersey, Allied Seychelles and AMC.
In connection with completing the RTO Transaction, Allied Jersey agreed to make certain severance, accumulated bonus and other accrued entitlement payments to senior management of Allied Jersey pursuant to the terms of existing executive services agreements and separation and release agreements, a portion of which was reinvested into the Company.
RTO Financing
On April 6, 2023, AMC, a company formed by the prior management team of Yamana Gold Inc. (“Yamana”), namely Peter Marrone, Daniel Racine, Jason LeBlanc, Gerardo Fernandez and Sofia Tsakos, was incorporated under the OBCA. Pursuant to the series of aforementioned amalgamations that resulted in the formation of the Company, AMC, a mining enterprise owned and operated by the former principals of Yamana in the mid-market extractive industry mergers and acquisitions and merchant banking market, was primarily responsible for the public financing and going public events that led to the RTO Transaction and was valued by the other arm's length participating companies in the RTO Transaction at approximately $78.1 million ($4.45 per share) or C$103.9 million (C$5.92 per share). As part of the RTO Transaction, on August 30, 2023, AMC completed a brokered private placement (the “RTO Financing”) of (i) 81,219,000 common share subscription receipts (the “CS Subscription Receipts”) at a price of $1.97 per CS Subscription Receipt for total gross proceeds of $160,001,430, and (ii) 107,279 unsecured convertible debenture subscription receipts (the “CD Subscription Receipts” and together with the CS Subscription Receipts, the “Subscription Receipts”) at a price of $1,000 per CD Subscription Receipt for total gross proceeds of $107.279 million, for combined aggregate gross proceeds of approximately $267 million. The net proceeds from the RTO Financing are being used by the Company to carry out its planned growth strategy, including its ongoing optimization and development work, as well as for general corporate purposes.
Each CS Subscription Receipt entitled the holder thereof to receive, upon automatic exchange without payment of additional consideration or further act or formality on the part of the holder thereof, one AMC common share (an “AMC Share”) upon the satisfaction or waiver of the relevant escrow release conditions. Each post-consolidation AMC Share was then immediately exchanged for one Common Share upon the completion of the RTO Transaction. Each CD Subscription Receipt entitled the holder thereof to receive, upon automatic exchange without payment of additional consideration or further act or formality on the part of the holder thereof, one 8.75% unsecured convertible debenture of AMC (an “AMC Convertible Debenture”) upon the satisfaction or waiver of the relevant escrow release conditions. Each AMC Convertible Debenture was immediately exchanged for one 8.75% unsecured convertible debenture of the Company maturing September 7, 2028 (the “Convertible Debentures”) upon the completion of the RTO Transaction.
The Convertible Debentures are governed by the terms of a convertible debenture indenture dated August 30, 2023 among the Company (then named Mondavi Ventures Ltd.), AMC and Computershare Trust Company of Canada in its capacity as debenture trustee (the “Convertible Debenture Indenture”), which is available under the Company’s profile at www.sedarplus.ca.

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Acquisition of Remaining Interest in Kurmuk
On September 7, 2023, Allied Gold ET 2 Corp. (the “Allied Purchaser”) acquired the 35.54% in Kurmuk held by APM Investment Holdings Ltd (“Kurmuk JV Partner”) pursuant to a put and call option deed entered into on September 6, 2023 whereby the Allied Purchaser was granted the option to acquire such interest (the “Kurmuk Interest Acquisition”). The Kurmuk shareholders agreement was terminated upon completion of the Kurmuk Interest Acquisition. The consideration for the Kurmuk Interest is comprised of the following:
•11,797,753 Common Shares issued on closing at a price of $4.45 per Common Share for an aggregate value of $52.5 million;
•$25 million paid 50% in cash and 50% by the issuance of 5,917,063 Common Shares for the payment due September 7, 2024, being the first anniversary of the completion of the Kurmuk Interest Acquisition;
•$21.25 million paid by the issuance of 1,474,882 Common Shares for the payment due September 7, 2025, being the second anniversary of the completion of the Kurmuk Interest Acquisition; and
•$21.25 million payable in cash on the earlier of the commencement of commercial production and September 7, 2027, being the fourth anniversary of the date of completion of the Kurmuk Interest Acquisition.
By consolidating 100% ownership of the Kurmuk Project, subject to the continuing state interest, the Company is now able to move the project forward through construction and development without possible delays due to notice, approval and funding mechanics in the Kurmuk shareholders agreement, while increasing the value of the Company given the accretive nature of the Kurmuk Interest Acquisition.
Acquisition of Korali Sud Property Near Sadiola
On November 9, 2023, the Company closed the acquisition of the permitted Korali Sud Small Scale Mining License (the “Korali Sud Property”) as well as rights to the Lakanfla Exploration License pursuant to a share purchase agreement with Elemental Atlus Royalties Corp. The Korali Sud Property is located 15 kilometres south of the processing plant at the Company's flagship Sadiola Mine and adjacent to the Sadiola exploitation license. The purchase price for the Korali Sud Property consisted of cash payments and an NSR royalty. Cash payments total up to $6.0 million, with an initial amount of $1.0 million paid on closing, followed by deferred amounts of up to $5.0 million payable upon the attainment of defined production milestones of up to 200,000 ounces produced from Korali Sud. The remainder of the purchase price consists of an NSR royalty at a rate of 3% for the first 226,000 ounces of gold produced from Korali Sud, and at a rate of 2% for ounces from Korali Sud and Lakanfla thereafter.
DESCRIPTION OF THE BUSINESS
Allied is a Canadian-based emerging senior gold producer. The Company has a significant portfolio comprised of operating mines, development projects, and exploration properties in Africa, mainly in Mali, Ethiopia and Côte d’Ivoire. Allied plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, as appropriate, by targeting consolidation opportunities with a focus in Africa initially and potentially elsewhere in the world in the future.

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Principal Product
The Company’s principal product is gold, with gold production forming substantially all of the Company’s revenues. The Company’s consolidated revenue from the sale of gold was approximately $1,331.8 million in 2025 and $730.4 million in 2024.
The Company produces gold doré across its Sadiola, Bonikro and Agbaou mines, all of which are open pit operations. The Kurmuk Project, when brought into production, will contribute significantly to the Company’s gold production. There is a global gold market into which Allied can sell its gold and, as a result, the Company is not dependent on any particular counterparty for either the refining or sale of its gold.
The Sadiola Mine produces gold doré comprising approximately 80% gold. The doré produced from current operations indicates that any impurities in the bars will be non-deleterious and will not adversely affect production.
The Bonikro Mine produces gold doré comprising approximately 82% to 88% gold. The doré produced from current operations indicates that any impurities in the bars will be non-deleterious and will not adversely affect production. Bonikro has a gold streaming agreement (the “Bonikro Stream”) entered into on October 7, 2019 to sell to OMF Fund III (Mg) Ltd (currently held by Royal Gold, Inc.) 6% of the gold produced from the Bonikro Mine (including any future production from the Dougbafla permit area) until such time as the total gold produced from the Bonikro Mine equals 650,000 ounces, after which the gold interest will reduce to 3.5% until such time as the total gold produced from the Bonikro Mine equals 1,300,000 ounces after which the gold interest will reduce to 2%. The gold will be purchased at the lower of the prevailing market price and $400 per ounce.
The Agbaou Mine produces gold doré comprising approximately 90% to 95% gold. The doré produced from current operations indicates that any impurities in the bars will be non-deleterious and will not adversely affect production. Agbaou has a sliding-scale 1.0%-2.5% net smelter return royalty (based on the average spot price of gold), subject to a maximum of $50 million payable in aggregate (which royalty is currently held by Triple Flag).
Gold has diverse uses, with the most prominent uses being jewelry and as an investment asset (particularly in global central bank reserves). Gold also has industrial uses, principally in fabrication of corrosion-free electrical connectors in computers and other electrical devices, and other uses such as infrared shielding, production of coloured glass, gold leafing, and tooth restoration.
While gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time, the London Bullion Market Association publishes prices that are widely accepted as being benchmark, and as a result, are widely used. Demand for and the price of gold is cyclical and volatile, and is affected by numerous factors, including levels of supply and demand, global or regional consumptive patterns, level of investment activity, purchases or sales by government central banks, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of investment substitutes, international economic and political conditions, interest rates, currency values and inflation. See “Risk Factors – Gold Price”.
Specialized Skills and Knowledge
Various aspects of the Company’s business require specialized skills and knowledge, certain of which are in high demand and in limited supply. Such skills and knowledge include the areas of permitting, engineering, geology, metallurgy, logistical planning, implementation of exploration programs,

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mine construction and development, mine planning and operations, as well as legal compliance, finance, accounting, risk management, safety and security, community relations and human resources. Allied has highly qualified management personnel and staff, an active recruitment program, and believes that persons having the necessary skills are generally available. The Company has been able to locate and retain competent employees and consultants in such fields and has maintained a high retention rate of highly skilled employees through, among other things, competitive remuneration and compensation packages. Further, the Company and its contractors have training programs in place for workers that are recruited locally. See “Risk Factors – Dependence Upon Key Management Personnel and Executives”.
Competitive Conditions
The gold and other precious metal exploration, development and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.
In addition, Allied also competes with other companies when sourcing goods and services used in connection with mining operations, as well as for the recruitment and retention of skilled experienced workers. Allied’s competitive position is also determined by its costs and asset quality compared to other gold producers, and by its ability to maintain its financial capacity through gold price cycles and currency fluctuations. Costs are driven principally by location, grade and nature of mineral deposits; costs of equipment, labour, fuel, power and other inputs; costs of transport and other infrastructure; political, socioeconomic and environmental factors outside of the Company’s control; and by operating and management skill. See “Risk Factors – Competition”.
Components
The Company sources machinery, parts, equipment, reagents and other supplies and services from large national in-country suppliers in the jurisdictions in which the Company operates and international suppliers outside of such jurisdictions. It also sources services and supplies, subject to competitive pricing and technical capability, from local businesses wherever possible according to its local procurement programs. All of the raw materials required to conduct our operations are readily available through normal supply or business contracting channels. While the Company has not experienced and does not anticipate experiencing any material challenges or shortages in the foreseeable future, fluctuations in the price and availability of key inputs and services may impact the Company’s operations. See “Risk Factors – Commodity Prices and Availability” and “Risk Factors – Increase in Production Costs”.
Approach to Sustainability
Interest in sustainability aspects of the Company’s business has grown significantly over the past few years, primarily from the financial sector. Sustainability topics span all departments in the Company and are generally managed by the Sustainability Team (as defined herein), the operational health, safety, environmental and social performance team and site personnel. The remaining sustainability topics are the shared responsibility of other departments.
Allied recognizes the importance of proactive and integrated management of sustainability related aspects of its business, including health, safety, environmental, and social performance. The Company believes that this is an enabler and a condition precedent of a good mining business, and is a signal of

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the quality of management. High quality management in the mining business enables the corporate and operational culture that is necessary for the Company to achieve its growth objectives.
The Company works to identify the aspects of its business that touch on these considerations, the impacts that may exist from its activities, actions necessary to enhance positive impacts, eliminate, reduce or manage negative impacts and the systems and processes developed and implemented to ensure aspects and impacts are well-managed.
The Company’s approach operates at both the corporate and operations levels. The role of the corporate team is two-fold; to provide governance and oversight of the sustainability related aspects of the business and to co-develop, with operations, the sustainability management framework and systems that are implemented and actioned on the ground. Allied’s corporate sustainability team (the “Sustainability Team”) will also assist operations in the implementation of systems. In establishing management frameworks and systems, the Sustainability Team must have detailed knowledge of the many evolving international best practice (“EIBP”) standards from third parties that address sustainability topics to determine which should be incorporated into existing systems. In this way, the Company ensures that its operations are up-to-date on management approaches that contribute to improved sustainability performance. Management frameworks and systems must continually evolve to address changes in the business and as new commitments are adopted.
The role of the operational team is to identify and manage workplace health, safety, environmental and social risks and impacts while working to maintain a ‘social license to operate’ by building constructive relationships and enhancing positive benefits to host communities. These two areas of focus often go hand-in-hand and overlap.
The Company understands the importance of listening to people in host communities who are affected by its activities, from exploration to development to operations through to closure, to understand their concerns. Host community perceptions are critical to maintaining and growing our business.

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Governance
The Company believes that establishing the tone from the highest governance levels of Allied is a fundamental part of achieving excellence.

The Board of Directors	Corporate Level	Operational Level

The Board oversees strategy, governance and risk, including risks and opportunities associated with sustainability factors. The Chairman and CEO drives and facilitates sustainability policy development, and the implementation of directives, in consultation with the Board and with the support of the Chief Sustainability Officer. The Sustainability Committee of the Company’s Board oversees all aspects of sustainability matters. The Sustainability Committee reviews policies, compliance issues and incidents, and ensures the Company is diligent in carrying out its responsibilities and activities.

The Sustainability Team is led by the Chairman and CEO with the support of the Chief Sustainability Officer. The team implements strategy, develops and implements management systems, in collaboration with operations, and facilitates dialogue with external stakeholders at the corporate level. It also works with the sites to make sure systems are implemented, best practices are shared and Company performance is enhanced. The Sustainability Team supervises the compliance with international standards and aspects related to sustainability reporting.

Each operation has a sustainability team that addresses health, safety, environmental and social performance in conjunction with each site’s General Manager. This will continue to evolve in 2026 across all sites for the Sustainability Team to meet at least quarterly to discuss sustainability issues, approaches, incidents, corrective actions and other operational practices. The quarterly reviews monitor the implementation of management systems, the effectiveness and performance of their sustainability programs and report any material issues to the General Manager who escalates matters as required.

Management
Allied has a Code of Conduct and set of related policies that establish corporate expectations across the business.
In 2024, the Sustainability Team updated the Company’s sustainability management framework (the “Sustainability Management Framework”) that outlines the principles and expectations which are to be implemented to enhance the integration of sustainability within the Company’s strategy, operational processes, and culture. The sustainability framework discloses the sustainability purpose of the Company “Working together to responsibly build a positive legacy with local communities and all stakeholders”. The Sustainability Management Framework is centered around six key pillars: Culture, Vision and governance, Systems and planning, People and leadership, Performance (data and reporting), and Innovation.
In order to support the sustainability purpose of the Company, the Board approved on May 9, 2024 the new policies for Health and Safety, Environment and Social Responsibility. As part of the Sustainability Management system, a set of standards for Occupational Health and Safety, Environment and Social performance have been approved and communicated across the Company.

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The following key principles are integrated into the Sustainability Management Framework:
1.Risk and opportunity management
The basis of Allied’s management approach is effective risk and opportunity management. Under the Sustainability Management Framework, each operation effectively maps its sustainability aspects and associated risks and impacts (including risks related to compliance with relevant obligations). The aspects and risks/impacts register drives the development of the site-specific objectives and plans for operational performance.
Management has adopted enhanced, specific measures to help confirm optimal management of significant, inherent business risks, including those associated with tailings storage facilities (“TSF”), waste rock storage facilities or cyanide usage, among others. These measures include on-going monitoring of each structure and tools to help monitor specific risks. See “Risk Factors – Health, Safety and Environmental Risks and Hazards”. The Risk management standard was communicated across the Company in 2024.
2.Integration
It is the responsibility of each operation, development, and exploration project to implement Allied’s Sustainability Management Framework, starting with risk assessment through to implementation and monitoring. Allied has an executive and senior manager compensation framework that aligns sustainability performance with compensation to facilitate greater integration of sustainability considerations within the businesses and that the outcome are owned by the entire site rather than being seen as the responsibility of a particular operational department.
Operating sites measure their progress against the recently approved corporate sustainability standards on an annual basis. The outcome of this is combined with annual risk assessments and the results from a range of other key performance indicators to determine each site’s annual action plans. Progress against these action plans is incentivized at both the site and corporate levels.
3.Commitment to Evolving International Best Practice Standards
An important part of establishing management frameworks and systems and achieving continuous sustainability performance is evaluating the range of EIBP standards. The number of such standards has increased at a nearly exponential rate over the past 20 years and the breadth of topics covered by the standards has also increased. It is incumbent on the corporate Sustainability Team to have visibility of all standards, understand them and assess which directly apply to, or deliver value to, Allied. In addition, the Company must understand which standards are expected to be adopted by its stakeholders, especially by investors.
Through the Sustainability Framework, Allied’s operations align with ISO 14001 Environmental Management Systems and ISO 45001 Occupational Health and Safety Management Systems, UNGPs on Business and Human Rights and the Voluntary Principles on Security and Human Rights, the International Cyanide Management Code, and the IFC Performance Standards. Allied’s Sustainability Standards incorporate these and other relevant standards and ensure that a single performance standard is applied across the business with regular internal review. The annual plans for Health, Safety, Environmental and Social Performance for each operational site are based on these best practices.
4.External reporting and assessment
Allied’s commitment to openness and transparency is demonstrated through its annual Sustainability Report which describes the Company’s sustainability performance and incorporate

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reporting against the SASB Standards for Sustainability Reporting and Allied environmental stewardship financial disclosure recommendations. The 2024 sustainability report is available on the Company’s website.
Performance
Allied will regularly monitor a range of aspects, impacts and topics of interest to it and its stakeholders, including:
•governance
•workplace health and safety
•community relations and generating local benefit
•business ethics and human rights
•environmental stewardship
•tailings and waste management
•water management
•biodiversity
•mine closure
Workplace Health and Safety
Allied is committed to protecting the health and safety of its employees and contractors. During 2025, the Company’s Total recordable injury rate was 1.21 (per million person hours) on a consolidated basis and the Company’s Lost Time injury rate was 0.293 (per million person hours) on a consolidated basis, which represents respectively a decrease of 26% in the Total recordable injury rate and 54% in the Lost Time injury rate.
Allied’s safety performance reflects the efforts it has made toward reaching its vision of zero injuries. The Company recognizes that there is still significant work to be done and, to that end, has continuous learning and improvement initiatives in place across the organization to help identify ways to make further step changes in safety performance. Over the course of 2024 and 2025, the Company developed and maintained with all internal stakeholders a safety culture with core elements and desired behaviors as well as initiatives to enhance the safety of our employees and contractors. This new safety culture was launched across all site in January 2025 and the key achievements in 2025 were:
•continue implementation and monitoring of the Safety Culture Journey;
•ensure the continued health and safety of employees;
•increase measurement and reporting of preventative or ‘leading’ indicators;
•maintain the focus on high potential incidents and sharing learnings across sites and to upper management and senior executives;
•maintain focus on the quality of incident investigations;
•ensure fatal risk protocols are best-in-class and verified in the field;
•ensure targeted training of our workforce in the updated corporate standards, risk management, incident investigations etc.
•increase capacity on emergency preparedness; and
•increase focus on health, Industrial hygiene and wellness.
For 2026, the Company continues the implementation of the new Safety culture with the same priorities.

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Community Relations and Generating Local Benefits
As an international mining company, Allied builds and maintains relationships with a diverse range of stakeholders. No relationships, however, are more important than those with Allied’s host communities. In many cases, host communities are the Company’s neighbours, provide workers for its operations and goods and services required for its business.
Each operation and project has a community relations/social performance team that regularly engages with the local communities through formal and informal engagement mechanisms. Engagement includes, among others, public meetings, door-to-door meetings and focus group discussions with communities where the Company works collaboratively to resolve issues of mutual interest. Each operation and project also has an established community grievance mechanism, which helps to address community’s concerns in a proactive manner, before they affect the relationship with the community.
Allied recognizes the importance of value creation for our host countries and communities in terms of leaving a positive legacy for future generations, which ultimately contributes to the maintenance of our social license to operate.
Business Ethics and Human Rights
Corporate polices and the Sustainability Management Framework establish Company expectations in terms of business ethics and human rights. Work is underway to integrate these expectations across the business. Allied’s security providers play a critical role in protecting its people and assets; however, the nature of their role means they are critical to the Company’s commitment to ensuring respect for human rights. Allied has a specific Security Code of Conduct that aligns with the Voluntary Principles on Security and Human Rights. The Company requires the same adherence from its service providers to ensure that all Allied security employees and representatives from all security contractors have received human rights-specific training that meets the requirements of the Voluntary Principles on Security and Human Rights.
Environmental Stewardship
Allied has committed to expanding the Company’s annual energy efficiency related disclosures in alignment with Allied’s environmental stewardship financial disclosure. In 2023, the Company commissioned an external assessment of its alignment with Allied’s environmental stewardship financial disclosure recommendations: governance, strategy, risk management, and metrics and targets. This assessment informed our approach to developing an energy efficiency strategy, to demonstrate environmental stewardship and our commitment to the transition to a low-carbon future.
Allied is undertaking a risk-based approach, cognizant of the fact that its operational mines have been operating for up to 25 years, have relatively short remaining life spans and are less exposed to the longer-term changes in weather patterns but remain exposed to the more frequent and intense extreme weather events that have been observed around the world. Allied’s expansion and development projects that have longer life spans (10-15 years) are exposed to both types of acute (specific weather events) and chronic (long-term changes in weather patterns) physical risks. The significance of the physical risks identified varies across our operating locations, and is based on the climatic zone, the sources of water and key supply chain routes.
With the support of third-party specialists, Allied has initiated in Q4 2025 a corporate and site environmental risk and opportunity assessment. This assessment evaluates the physical risks emanating from weather events and the transitional risks associated with changes that may occur through the transition to a lower-carbon economy, and potential management measures.

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Tailings and Waste Management
The management of mine waste, specifically tailings management, consistently remains one of the most material issues for Allied and the mining industry. In light of recent tailings-related tragedies, investors and society at large are seeking confirmation that mining companies have the people, systems and performance to assure responsible management of tailings facilities.
Tailings management are in line with the Australian National Committee on Large Dams (“ANCOLD”) guidelines and country-specific regulatory requirements and are aligned with the Global Industry Standard on Tailings Management (“GISTM”). Allied seeks to minimize risks to the environment and the Company’s host communities and ensure long-term stability of Allied’s TSFs.
Responsible tailings management is a cornerstone of the Company’s sustainability program, and Allied will remain committed to proper and effective management of TSFs. Allied will further develop best-in-class tailings governance and a strong tailings management standard, which seeks to minimize risks to the environment and the Company’s host communities and ensure long-term stability of Allied’s TSFs. The Company’s strategy will include incorporating EIBP into its systems and processes, and having quality designs, clear accountability and responsibility, sound dam safety practices, comprehensive risk management, and effective emergency response and preparedness systems. Amongst these steps the Company is working closely with local communities to ensure the people in those communities are informed, safe and secure.
Sound environmental management also includes the responsible management of solid and hazardous waste generated at the Company’s operations. Allied’s programs focus on identification, segregation, transportation, disposal, and overall responsible management and monitoring of hazardous, non-hazardous, and mineral waste. Waste is minimized and segregated to enhance recyclability, reuse and proper disposal. If a material is considered hazardous under local legislation, it is disposed of according to specific regulatory requirements.
Water Management
The Company recognizes that water is a shared resource and is committed to responsibly managing it in collaboration with host communities and stakeholders. Water is an important input to mining and mineral concentration processes.
The goal is to set a standard that addresses all aspects of water management, including water supply and security, water for operations, hydrology and hydrogeology, mine dewatering, water collection, storage, uses and discharge, closure, post-closure, water quality and potential environmental impacts, including sustainable and socially responsible water use for sites and projects. The development of site specific key performance indicators to measure effective implementation of the water management program and performance against water-related goals is in progress.
Mine Closure
Mine closure is closely managed by each operation with corporate oversight. To shift the paradigm further on closure planning and execution, Allied is in a process that requires an increased focus on integration and will involve the following:
•cradle to grave mentality;
•risk and opportunity approach;
•integration into life of asset planning;
•project management rigour; and

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•social transition to sustainable livelihoods.
Through this focus, we can make ‘closure’ redundant as it will be fully integrated in the life of asset planning process and be managed with the same operational rigour as any other discipline at our operations.
Each operation has a proper mine closure plan and cost estimate, and a corresponding Asset Retirement Obligation (corporate closure provision) that is updated annually. Allied’s total liabilities for reclamation and closure cost obligations as at December 31, 2025 were approximately $187.6 million on a 100% consolidated basis. See the annual audited consolidated financial statements for the year ended December 31, 2025 of the Company filed under the Company’s at www.sedarplus.ca.
Employees
As of December 31, 2025, Allied’s workforce comprised 2,095 employees and 5,739 contractors.
Foreign Operations
The Company’s mineral projects are located in Mali, Côte d’Ivoire and Ethiopia. See “General Development of the Business – Overview of Business” for an overview of the Company’s properties. All of the Company’s gold production and revenue are derived from its operations in Africa, including its 80% owned Sadiola Mine in Mali, and its 89.89% owned Bonikro Mine and 85% owned Agbaou Mine in Côte d’Ivoire. In addition, the Company conducts development activities at its 100% owned Kurmuk Project in Ethiopia and its 100% owned Korali Sud Property. Any changes in regulations or shifts in political attitudes in any of these jurisdictions, or other jurisdictions in which Allied has projects from time to time, are generally beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to restrictions on production, import restrictions (such as restrictions applicable to, among other things, equipment, services and supplies), export controls, taxes, royalties, expropriation or nationalization of property, loss of title to mining rights, repatriation of profits, environmental legislation, land use, water use, mine safety and receipt of necessary permits. The effect of these factors cannot be accurately predicted. See “Risk Factors – Operations in Africa”.
Other Disclosure Relating to Ontario Securities Commission Requirements for Companies Operating in Emerging Markets
Due to the risks inherent in mineral production and the desire to organize and structure its affairs in a tax efficient manner, the Company holds each of its material properties in a separate corporate entity (through local subsidiary companies in foreign jurisdictions and other holding companies in various jurisdictions).
The risks of the corporate structure of the Company and its subsidiaries are risks that are typical and inherent for companies who have material assets and property interests held indirectly through foreign subsidiaries and located in foreign jurisdictions. The Company’s business and operations in emerging markets are exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction such as differences in laws, business cultures and practices, banking systems and internal control over financial reporting. See “Risk Factors – Operations in Africa”.
The Company has implemented a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply at all levels of the Company and its

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subsidiaries and joint venture entities. These systems are overseen by the Board and implemented by the Company’s senior management team. The relevant features of these systems are set out below.
Control over Foreign Subsidiaries
The Company holds its properties and projects in emerging markets indirectly through locally incorporated subsidiaries and/or joint venture entities established primarily for the purposes of compliance with local law. These operating subsidiaries and joint venture entities are in turn held through holding companies incorporated in jurisdictions with well-developed and reliable legal and taxation systems. All of the Company’s subsidiaries are wholly-owned or controlled (unless otherwise noted in “Corporate Structure”).
As the indirect controlling shareholder of its foreign subsidiaries, the Company has the power to appoint and dismiss any and all of its foreign subsidiaries’ directors at any time, and directors appointed by the governments in the Company’s operating jurisdictions in accordance with the terms of the respective mining conventions or development agreements. The directors of each foreign subsidiary (appointed by the Company) then have the power to appoint and dismiss any and all such foreign subsidiaries' officers at any time, instruct such officers to pursue business activities, and to require such officers to comply with their fiduciary obligations. As the indirect controlling shareholder of its foreign subsidiaries, the Company's approval will be required for any fundamental changes requiring shareholder approval. The Company, as shareholder, can also enforce its rights by way of various shareholder remedies available to it under local laws. As a result, through these relationships, the Company can effectively ensure that the business objectives of the foreign subsidiaries are aligned with its own.
Ownership and Property Interests
For Sadiola, Bonikro and Agbaou, the mine sites have been in operation for many years and the Company has a complete understanding of its ownership of property interests or assets. For Kurmuk, current management have been active at progressing all ownership matters in order to advance the project. At all sites, mining, exploration and construction activities are governed by applicable conventions, development agreements and permits that are preauthorized by the applicable state. As it relates to permits, data is kept current by dedicated personnel for each mine in the form of permit registers and same are shared monthly in the monthly operation/construction reports. Furthermore, external counsel title opinions at all sites are kept current, most recently updated within the last two months.
The Company acquired an 80% shareholding in SEMOS S.A., the Malian company that holds the permits to Sadiola, on January 1, 2021 through the acquisition of its subsidiaries Allied Gold Mali Corp. and Allied Gold Mali Ltd. The Company acquired its interest in SEMOS from AngloGold Ashanti Limited and IAMGOLD Corporation. The Government of Mali holds the remaining 20% interest in SEMOS. SEMOS was constituted in December 1994, and the Sadiola permit was granted pursuant to Decree 94-440 PM/RM. Prior to the Company’s involvement, SEMOS acquired the Sadiola permits from AGEM, a German entity that was the original holder of the Sadiola permits. The Company’s legal tenure over Sadiola was verified by way of an independent review prepared for the Company by the law firm Satis Partners.
Kurmuk is owned directly by Kurmuk Gold Mine PLC, which is owned 96% by APM Ethiopia Ltd. and 4% by Golden Eye Resources (BVI), through which the Company ultimately holds a 100% interest (with the Government of Ethiopia entitled to a 7% equity position upon commercial production), since the Company’s acquisition (through its wholly-owned subsidiary Allied Gold ET 2 Corp.) of the remaining 35.54% interest in Kurmuk held by APM Investment Holdings Ltd. pursuant to an agreement entered into on September 6, 2023 and completed on September 7, 2023, whereby Allied Gold ET 2 Corp. acquired

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all of APM Investment Holdings Ltd.’s shares in APM Ethiopia Ltd. The previous Kurmuk shareholders agreement was terminated upon completion of the acquisition transaction.
Further ownership details with respect to Agbaou and Bonikro are described in the respective technical reports each dated July 5, 2023, filed under the Company’s profile at www.sedarplus.ca.
Board and Management Expertise
A majority of the Company’s directors have been directors in the mining industry for a period in excess of five years. All of the Company’s senior officers have at least five years of experience in senior leadership positions in the mining industry. As a result of their tenure, these officers and directors have gained extensive experience conducting business in the emerging jurisdictions. See “Directors and Officers” for further information on the senior officers’ and directors’ experience.
In addition, the Board, through its corporate governance practices, will regularly receive management and technical updates and progress reports in connection with the Company’s foreign subsidiaries, and in so doing, maintain effective oversight of their business and operations. Further, many of the Company’s directors and senior officers visit the Company’s operations in foreign jurisdictions on a regular basis to ensure effective control and management of the Company’s foreign operations. During these visits they come into contact with local employees, government officials and business persons; and such interactions enhance the visiting directors’ and officers’ knowledge of local culture and business practices. Generally, the Company’s directors will visit at least one of the Company’s operations in each calendar year, on a rotating basis. Certain senior and non-senior officers visit the Company’s operations quarterly, or more frequently if circumstances require, on a rotating basis.
Internal Control over Financial Reporting and Funds
The Company maintains internal control over financial reporting with respect to its operations in emerging jurisdictions by taking various measures. Some of the Company’s officers and key employees have the relevant language proficiency (primarily French in West Africa), local cultural understanding and relevant work experience in each of the Company’s operating jurisdictions which facilitates better understanding and oversight of the Company’s operations in the foreign jurisdictions in the context of internal controls over financial reporting.
The Company assesses the design of its internal controls over financial reporting on an annual basis. Furthermore, key controls for the accounts in scope are tested across the Company on an annual basis and the audit files of these tests performed at all the locations are reviewed at the head office level. Please refer to the Company’s annual audited consolidated financial statements for the year ended December 31, 2025, as filed under the Company’s profile at www.sedarplus.ca.
Differences in banking systems and controls between Canada and the emerging jurisdictions are addressed by having stringent controls over cash in all locations; especially over access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations in the applicable jurisdiction on at least a monthly basis and the segregation of duties.
The difference in cultures and practices between Canada and the emerging jurisdictions is addressed by employing competent staff in Canada and the emerging jurisdictions who are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in the applicable emerging jurisdiction and in dealing with the respective government authorities; and have experience and knowledge of the local banking systems and treasury requirements.

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The foreign subsidiaries also have established practices, protocols and routines in place for the distribution of its excess cash to its foreign owners. Furthermore, the opening and closing of bank accounts in the name of a foreign subsidiary will be controlled, overseen and approved by the Company’s Chief Financial Officer.
The Company will ensure the flow of funds between Canada and each emerging jurisdiction functions as intended by:
•controlling the Company’s Treasury management and control over bank accounts;
•appointing common officers of the Company and the foreign subsidiary;
•involving the Company’s Chief Financial Officer, located in Toronto, in hiring key finance personnel in each of the emerging jurisdictions; and
•closely monitoring the finance departments in each of the emerging jurisdictions, and by regular personal visits by the Chief Financial Officer and other key executives to the emerging jurisdictions.
Communication
The Company maintains open communication with each of its operations through many senior and non-senior officers. In addition, many management team members in local jurisdictions are fluent in the jurisdiction’s primary language and are proficient in English. The primary language used in management and Board meetings is English and material documents relating to the Company that are provided to the Board are in English. Although the Company does not currently have a formal communication plan, it has implemented several communications policies, including a disclosure policy and crisis communications protocols. To date, the Company has not experienced any material communication-related issues.
Records
All of the minute books and corporate records and documents of the foreign subsidiaries are filed at the relevant entity’s headquarters, and with the relevant governmental or regulatory body in each applicable jurisdiction in which the applicable entity’s headquarters are located. The custodians of such documents report directly to the Company’s head office and senior management team to ensure continued oversight.
Information Systems and Cybersecurity
The Company’s information and operating technology systems and associated cybersecurity program are designed and developed by management and overseen by the Board. External service providers will be retained for ongoing technology systems management, maintenance and cybersecurity support (including continuous system monitoring and managed endpoint security). In addition, the Company plans to conduct regular data penetration testing and vulnerability assessment, to assess its data security and information technology infrastructure. These information security assurance and audit activities will be performed by qualified, independent professional service firms which validate the effectiveness of the technology systems and cyber security program and controls the Company has implemented. The Company has a multi-layered, defense-in-depth approach to technology systems and cybersecurity, with intentional redundancies to increase protection of valuable data and information. The Company’s overall enterprise data security and information technology infrastructure is managed in accordance with applicable security frameworks and industry best practices. The Company has an established enterprise cybersecurity awareness training program to optimize compliance and effectiveness throughout the organization. In addition, the Company’s directors attend externally facilitated cybersecurity education sessions with respect to the material and evolving issues in

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cybersecurity and data security to facilitate their effective oversight of the Company’s policies, risk management and performance in this respect.
The Company also actively seeks to mitigate information systems and cybersecurity risks by identifying, reviewing and developing risk mitigation and response strategies. In addition to having an incident response partner on retainer to act in the event of a cybersecurity incident occurring within the organization, the Company will develop a formal cybersecurity incident response plan as well as a disaster recovery plan for each of the Company’s operations. The Company periodically reviews the operational status of the Company’s approach to technology systems and cybersecurity with management and the Board. Findings from internal and external audits with respect to the Company’s systems are shared with the Board and fully integrated into the Company’s risk management framework. The Company has developed a Cybersecurity Strategic Plan to provide a roadmap to deploy process improvements and governance at all operations, aligned with best practices and global frameworks, to enhance the Company’s cybersecurity program and protect its information technology networks. See “Risk Factors – Failure of Information Systems or Cybersecurity Threats”.
Risk Factors
The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks and uncertainties identified by the Company below are not the only risks and uncertainties that the Company faces. These risks may not necessarily occur nor occur as described. In identifying a risk, the Company is not indicating that any particular risk will occur, only that such risk is possible. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company’s business operations. If any of the adverse consequences described in those risks actually occurs, the Company’s business, results of operations, cash flows and financial position would suffer. See “General Matters – Cautionary Note Regarding Forward-Looking Information”.
Completion of the Arrangement with Zijin Gold
There are certain risks associated with the Arrangement which include, among other things:
•the Arrangement may not be completed and as a result the Company will have incurred significant expense with no result, the Company’s share price may be adversely affected and there can be no assurance that other transactions of equal or greater value may become available;
•there can be no assurance that the conditions precedent to the closing of the Arrangement, including the receipt of the required court and regulatory approvals, will be satisfied or waived;
•the Arrangement Agreement may be terminated by the parties in certain circumstances;
•a termination fee of C$220 million is payable by the Company in the event the Arrangement Agreement is terminated in certain circumstances;
•if the Company is unable to complete the Arrangement or if completion of the Arrangement is delayed, there could be an adverse effect on the Company’s business, financial condition, operating results and the price of its Common Shares;

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•the uncertainty in the completion of the Arrangement may cause entities which do business with Allied to delay or defer decisions regarding Allied or adversely affect Allied’s ability to attract or retain key personnel;
•while the Arrangement is pending, the Company is restricted from taking certain actions without the consent of Zijin Gold;
•the pending Arrangement may divert the attention of the Company’s management; and
•Allied has incurred and expects to continue to incur substantial transaction fees and costs in connection with the Arrangement, and if the Arrangement is not completed, the costs may be significant and could have an adverse effect on Allied.
In addition to the foregoing, there are a number of risks, uncertainties and assumptions relating to the Arrangement which may have a material and adverse impact on the future operating results and financial performance of the Company and could cause actual events to differ materially from those described in forward-looking statements related to the Company. For more information in respect of the Arrangement, see the Arrangement Agreement and the management information circular of the Company dated February 25, 2026, each of which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
Dependence on Products Produced from Key Mining Assets
The Company is currently dependent on production from its operating mines, being Sadiola, Bonikro and Agbaou, in order to generate revenue and cash flow. The Company expects that these mines will continue to provide all of the Company’s operating revenues and cash flows from mining operations in at least the short to medium term.
The achievement of the Company’s operational targets and ability to produce the expected amounts of gold will be subject to the completion of planned operational goals on time and according to budget, and will be dependent on the effective support of the Company’s personnel, systems, procedures and controls. Any failure of these or any adverse mining conditions at the mines may result in delays in the achievement of operational targets with a consequent material adverse effect on the business, results of operations, financial condition and prospects of the Company.
Gold Price
The Company’s profitability and long-term viability depend, in large part, upon the market price of gold. Market price fluctuations of gold could adversely affect profitability of the Company’s operations and lead to impairments and write-downs of mineral properties. The gold price fluctuates widely and is affected by numerous factors beyond the Company’s control, including:
•global and regional supply and demand for gold or for products containing gold;
•changes in global or regional investment or consumption patterns;
•increased production due to new mine developments and improved mining and production methods;
•decreased production due to mine closures;
•interest rates and interest rate expectation;
•expectations with respect to the rate of inflation or deflation;
•fluctuations in the value of the United States dollars and other currencies;
•availability and costs of metal substitutes;
•global or regional political or economic conditions; and

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•sales by central banks, holders, speculators and other gold producers in response to any of the above factors.
There can be no assurance that the gold price will remain at current levels or that the price will improve. A decrease in the market price could adversely affect the profitability of the Company’s existing mines and projects, as well as its ability to finance the exploration and development of additional properties, which could have a material adverse effect on the Company’s results of operations, cash flows and financial position. A decline in gold price may require the Company to write down Mineral Reserve and Mineral Resource estimates by removing ores from Mineral Reserves that would not be economically processed at lower gold prices and revise LOM plans, which could result in material write-downs of investments in mining properties. Any of these factors could result in a material adverse effect on the Company’s results of operations, cash flows and financial position. Further, if revenue from gold sales declines, the Company may experience liquidity difficulties. Cash flow from mining operations may be insufficient to meet operating needs, and as a result the Company could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.
In addition to adversely affecting Mineral Reserve and Mineral Resource estimates and the Company’s results of operations, cash flows and financial position, declining gold prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations, cash flows and financial position. In addition, lower gold prices may require the Company to reduce funds available for exploration with the result that the depleted Mineral Reserves may not be replaced.
Exploration, Development and Operating Risks
Mining operations are inherently dangerous and generally involve a high degree of risk. Allied’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including, without limitation, adverse environmental and climatic conditions, unusual and unexpected geologic conditions, seismic activity, flooding, pit wall failure, ground or slope failures, cave-ins, catastrophic equipment failures, fires or unavailability of materials and equipment, industrial accidents and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, damage to property and environmental damage, all of which may result in possible legal liability. Although the Company expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geo-mechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s operations that would have a material adverse effect on its business, financial condition, results of operations and prospects.
The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Allied will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; gold prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals

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and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Allied not receiving an adequate return on invested capital.
There is no certainty that the expenditures made by Allied towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.
Operations in Africa
The Company holds mining, development and exploration properties in Mali, Côte d’Ivoire and Ethiopia, exposing it to the socioeconomic conditions, as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; military action; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime and civil disturbances; extreme fluctuations in currency exchange rates; expropriation and nationalization of property; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in laws or policies or increasing legal and regulatory requirements, including those relating to taxation, royalties, imports, exports, duties, currency, in-country beneficiation or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; uncertain political and economic environments; restrictions on foreign exchange and repatriation; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; international sanctions, tariffs and trade restrictions; delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; import and export regulations, including restrictions on the export of gold; limitations on the repatriation of earnings and capital; changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction; reliance on advisors and consultants in foreign jurisdictions in connection with regulatory, permitting or other governmental requirements; increased financing costs; and risk of loss due to disease, such as malaria or the zika virus, and other potential medical endemic or pandemic issues, such as Ebola, Marburg virus, or COVID-19, as a result of the potential related impact to employees, disruption to operations, supply chain delays and impact on economic activity in affected countries or regions. Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability.
Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income, carbon and other taxes, royalties, mandatory government equity interests, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Operating in emerging markets can increase the risk that contractual and/or mineral rights may be disregarded or unilaterally altered. Taxation in emerging market jurisdictions is complex, subject to varying interpretations and applications by the relevant tax authorities and subject to changes and revisions in the ordinary course. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements. In addition, changes in government laws and regulations, including taxation, royalties, the repatriation of capital and profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country, could adversely affect the Company’s exploration, development and production initiatives in these countries and their profitability. There can be no assurance that the countries in which we operate that have yet to adopt resource nationalization frameworks or regimes will not do so in the future. There can also be no assurance that the terms and obligations of resource nationalization regimes to which our operations are subject will not increase or become more onerous. Government policy is beyond our control, may change without warning, and could

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have the effect of discouraging further investment in Allied’s operations or limit the economic value we may derive therefrom. Furthermore, there can be no assurance that Allied’s assets will not be subject to specific nationalization or expropriation measures, whether legitimate or not, by any authority or body, whether state sanctioned or otherwise. While there are often frameworks and mechanisms to seek compensation and reimbursement for losses in these circumstances, there is no assurance that such measures will effectively or sufficiently compensate Allied (and its investors), nor is there any assurance that such compensation would occur in a timely fashion.
As African governments continue to struggle with deficits and challenged economies, the strength of commodity prices has resulted in the gold mining sector being targeted as a source of revenue. Governments in West Africa are continually assessing the terms for a mining company to produce resources in their country. This has in the past resulted in governments repudiating or renegotiating contracts with, and expropriating assets from, companies that are producing in such countries. Although the Company believes it has good relations with the governments of Mali, Ethiopia and Côte d’Ivoire, there can be no assurance that the actions of present or future governments will not materially adversely affect the business or financial condition of the Company.
The Company’s mining properties in Mali and Côte d’Ivoire are subject to certain government equity interests. The mining laws of Mali and Côte d’Ivoire stipulate that when an economic ore body is discovered on a property subject to an exploration permit, a mining permit that allows processing operations on that property to be undertaken must be issued, or transferred, to a new mining company in which the Company may hold a majority interest and the government retains a minority “free-carried interest” (i.e. free of any financial obligation), of at least 10%. Such legislation entitles the respective governments in these countries to maintain the same percentage of equity interest in the event of capital increases, without a proportional contribution to the funding of the relevant asset.
In addition, mining legislations in Mali and Côte d’Ivoire provide that the respective government may exercise a right to purchase up to an additional 10-25% interest in any mining company. Whilst the Company believes that it would be entitled to payment if the governments of Mali or Côte d’Ivoire were to exercise such rights, it can provide no assurance that it would be compensated fairly or at all. Specifically in relation to Ethiopia, under Ethiopian mining laws, the Ethiopian Government may also acquire without cost, a participation of 5% of any large scale mining investment and may agree with the Company, an additional equity participation. Under the Kurmuk Development Agreement, the Government of Ethiopia will retain a 7% equity interest in the Kurmuk Project.
In addition, under the laws of, and pursuant to certain mining conventions in the countries in which we operate, we are required to make various royalty payments. Notwithstanding any stability agreements with the host governments contained in the relevant mining conventions, the laws and practices of the various governments as to foreign ownership, control of mining companies or required royalties may change in a manner which adversely affects our business, prospects, financial condition and results of operations. Furthermore, if we acquire mining interests in new jurisdictions, there can be no assurance that the legislation in those jurisdictions will be at least as favourable as the legislation that exists in the jurisdictions in which we currently operate.
While there are currently no outstanding annual area royalties on any of the Company’s projects, failure by the Company to comply with the annual area royalty payments in the future, without good reason, gives rise to a risk that the relevant government ministry may provide notice for payment or withdraw the relevant permit. However, this risk is minimal where valid reasons are provided for delays in funding or works, and significant work has been undertaken on the permit.
Different economic and social issues exist in emerging markets which may affect the Company’s operating and financial results. For example, infectious diseases (including malaria, HIV/AIDS,

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tuberculosis and the Ebola virus) are major health care issues in African countries. Workforce training and health programs to maximize prevention awareness and minimize the impact of infectious diseases, including HIV/AIDS and malaria in Mali, Côte d’Ivoire, Ethiopia and other jurisdictions in Africa may prove insufficient to adequately address these serious issues. Operations in emerging markets may also be subject to more frequent civil disturbances and criminal activities such as trespass, roadblocks, illegal mining, sabotage, theft and vandalism. These disturbances and criminal activities have caused disruptions at certain of Allied’s operations, occasionally resulting in the suspension of operations. Affected sites have conducted vulnerability assessments and taken certain measures to protect their employees, property and production facilities from these risks, including entering into arrangements with public security forces that comply with humanitarian rights in the areas surrounding their mine sites. The measures that have been implemented by Allied will not guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, cause damage to production facilities or otherwise decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for Allied or its respective employees and/or financial damages or penalties. In particular, the risks associated with civil unrest in the foreign jurisdictions and local communities in which Allied operates may lead to critical supply chain interruptions.
Even in countries where we may in the future have political risk insurance, there can be no assurance that such insurance will cover all relevant contingencies or will adequately compensate us for losses we may suffer as a result of operating in these foreign countries, nor can there be any assurance that such insurance will continue to be available in the future on a cost-effective basis or at all. Risk assessments may also categorize threats as serious enough to require resort to public security forces, such as national police or military units on a near-permanent basis. In the event that the continued operation in some countries compromises our security or business principles, we may withdraw from these countries on a temporary or permanent basis. This could have a material adverse impact on our business, financial condition and results of operations.
In addition, local governmental and traditional authorities in Mali, Ethiopia and Côte d’Ivoire may exercise significant influence with respect to local land use, land labour and local security. From time to time, various governments around the world, albeit not in any jurisdictions in which the Company at the relevant time had operations, have intervened in the export of gold in response to concerns about the validity of export rights and payment of royalties. No assurances can be given that the co-operation of such authorities, if sought by the Company, will be obtained, and if obtained, maintained. This could result in a material adverse effect on the Company’s business, prospects, financial condition and results of operations.
Our operations in the following jurisdictions are subject to certain additional risks including those set out below.
Any of the risks described above and below may limit or disrupt operating mines or projects, restrict the movement of funds, cause Allied to have to expend more funds than previously expected, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Allied’s financial position or results of operations.
Certain of these risks have increased in recent years. Furthermore, in the event of disputes arising from Allied’s activities in Mali, Ethiopia, Côte d’Ivoire and other foreign jurisdictions in which Allied operates, Allied will be subject to the jurisdiction of courts outside Canada, which could adversely affect the outcome of the dispute.

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Mali
Mali, Burkina Faso and Niger formed the Alliance of Sahel States (Alliance des États du Sahel, or “AES”) on September 16, 2023, and subsequently announced plans to establish it as a confederation. On January 28, 2024, the three governments jointly withdrew from the Economic Community of West African States (“ECOWAS”), citing sanctions imposed following military coups and what they characterized as inconsistent application of ECOWAS rules. Their withdrawal has raised the prospect of increased economic and political isolation for these landlocked countries, which could affect cross-border movement, access to coastal ports and established regional trade routes. Since its formation, the AES has announced initiatives including the creation of a joint military force, the introduction of an AES passport and various domestic policy reforms, including changes affecting the mining sector. In 2023, the State of Mali reformed its mining legislation by adopting two new texts:
•Law No. 2023-040 dated 29 August 2023 on the Mining Code of the Republic of Mali, which repeals Decree No. 2019-022/P-RM of 27 September 2019 on the Mining Code of the Republic of Mali; and
•Law No. 2023-041 dated 29 August 2023 on local content in the mining sector, which establishes a framework for the development of local human and material capacities.
The decrees implementing these texts were adopted and published in July 2024.
The drafting of the new Mining Code followed the general audit of mining companies initiated by the State of Mali, through the Ministry of Economy and Finance. The aim of this audit was for the State to find ways to improve revenues and increase its visibility on mining resources.
In 2024, the State of Mali initiated a series of negotiations with all mining companies on various subjects, including the application of the 2023 Mining Code to these companies, following the results of the audit.
In September 2024, Allied entered into a Protocol Agreement with the Government of Mali whereby the Sadiola Mine’s permit was renewed for a period of ten years. The Protocol Agreement contemplates certain derogations from royalties otherwise applicable under the 2023 Mining Code, and provides for ongoing dialogue with the Government of Mali on the impact of the new law on Sadiola and on improving the mine’s economics and value as it advances on its expansion plans.
Since early 2025, operating conditions in Mali have been affected by periodic fuel and supply chain disruptions associated with security-related road restrictions along certain regional transport corridors, including routes connecting Mali to ports in Senegal. These conditions have, at times, contributed to logistical delays and increased costs for certain supplies. The Company continues to actively manage its supply chain and logistics to support ongoing operations.
At the political level, member states of the Alliance of Sahel States have continued to deepen coordination in 2025, including public commitments to mutual defense, joint procurement and expanded cooperation with non-Western partners. Mali’s withdrawal from ECOWAS has introduced some uncertainty regarding customs regimes, border procedures and access to coastal ports, which may affect the timing, cost and reliability of certain imports required for mining operations.
While the Company continues to engage constructively with relevant authorities and stakeholders, the political, regulatory and security environment in Mali is evolving. Changes to applicable laws, regional arrangements or operating conditions, including those affecting logistics and security, could impact the Company’s business and operations in Mali.

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Ethiopia
In Ethiopia, the Company’s Kurmuk Project is subject to the terms of a development agreement with the Government of Ethiopia. The development agreement provides certain fiscal and tax stability to Allied for the term of the agreement, however, there can be no assurance that the Government of Ethiopia will not introduce new laws and regulations or amend existing laws and regulations that eliminate, modify or limit the stabilization protections.
High levels of national debt are an increasing concern for foreign investment in Ethiopia. The deficit is primarily financed through domestic sources, including commercial banks, state-owned enterprises, and the central bank, and delays in securing external relief have increased reliance on domestic borrowing and monetary expansion, further affecting inflation and liquidity.
Ethiopia has announced reforms (liberalization of the exchange rate and currency market) with the aim to reducing the debt service burden. In August 2024, Ethiopia implemented major foreign exchange policy reforms, including a devaluation of the currency and partial liberalization of exchange rate controls to facilitate market-based forex transactions. This move was a key condition for Ethiopia to secure lending from the International Monetary Fund (“IMF”) and the World Bank. In January 2025, the IMF completed the second review of Ethiopia's Extended Credit Facility and approved funding to support economic stabilization measures.
The Ethiopian government has been working on reversing its long-standing fixed exchange rate policy. In July 2024, the government accepted an IMF loan to be disbursed in tranches, which brought with it significant economic reforms intended to stabilize the economy and support the country’s budget. The Ethiopian government is seeking to attract investment and promote business, including mining, by addressing foreign exchange shortages and improving export competitiveness. For mining in particular, a national mining policy was announced in November 2023 to harness the country's vast mineral resources. This policy aims to create a transparent and predictable regulatory environment, enhancing local community engagement and streamlining regulatory processes.
In January 2025, Ethiopia launched the first ever Ethiopian Securities Exchange (“ESX”), a major milestone in economic reform strategy. The ESX aims to revitalize the financial sector by providing a fundraising platform for small and medium-sized enterprises. Additionally, it is part of broader market liberalization measures, including lifting restrictions on foreign banks and adopting a floating exchange rate policy.
Recent political and regional developments have contributed to Ethiopia’s overall risk profile. In the Tigray region, reports during 2025 and 2026 have indicated periods of localized tension and military activity, and international observers, including the United Nations, have noted that conditions remain subject to change. These developments are geographically distant from the Kurmuk Project and have not affected the Company’s operations, but form part of the broader national context.
Along Ethiopia’s western border with Sudan, including areas near the Blue Nile region, there have been reports of cross-border security incidents associated with Sudan’s ongoing internal conflict. While such developments have not directly affected the Company’s activities, they reflect an evolving regional security environment.
Ethiopia’s operation of the Grand Ethiopian Renaissance Dam continues to be the subject of on-going diplomatic engagement with downstream countries, including Sudan and Egypt. In addition, the broader information environment in the region can be complex, with varying and sometimes inconsistent reporting from official and unofficial sources.

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The Company continues to monitor political, regulatory and security developments in Ethiopia. While these factors have not adversely affected the Kurmuk Project to date, changes in the political, regulatory or security environment could affect the Company’s operations, financial condition or future development activities in Ethiopia.
There can be no assurance that political conditions remain stable in Ethiopia in the future or that the Company’s development activities at Kurmuk and the financial condition and results of the Company will not be adversely impacted. Even if there may be no direct impact on the Company’s operations at Kurmuk, market perception of country risk may adversely affect the Company’s share price.
Côte d’Ivoire
The Company operates its Bonikro and Agbaou mines in Côte d’Ivoire under the terms agreed with the Government of Côte d’Ivoire and set out in the respective projects’ mining conventions, providing for stability in the tax, customs and fiscal regimes applicable to these mines. While the Government of Côte d’Ivoire is generally supportive of the development of their natural resources by foreign companies, it is possible that future political and economic conditions will result in governments adopting different policies respecting foreign ownership of mineral resources, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital, restrictions on production, price controls, export controls, local beneficiation of gold production, expropriation of property, foreign investment, maintenance of claims and mine safety. Cote d’Ivoire has a track record of Government and Administration continuity since its independence, however, the possibility that a future government may adopt substantially different policies, which might include the expropriation of assets, cannot be ruled out.
Côte d’Ivoire experienced a period of civil unrest in connection with the October 2020 presidential election; however, these events did not affect the Company’s operations at the Bonikro and Agbaou mines. Côte d’Ivoire subsequently held a presidential election on October 25, 2025, resulting in the re-election of President Alassane Ouattara. While the electoral period was characterized by political tensions and limited participation by certain opposition candidates, the post-election period has remained generally calm, and the Company’s operations were not affected.
Côte d’Ivoire has experienced a decade of relative political stability and strong economic growth and continues to be regarded as one of the more stable jurisdictions in the region. As in many countries, political developments and election cycles may contribute to periods of heightened political activity and public debate.
The Company continues to monitor political and economic developments in Côte d’Ivoire. Although political conditions have not adversely affected the Company’s operations to date, changes in the political, regulatory or economic environment could impact the Company’s operations, financial condition or future development activities in the country.
Health, Safety and Environmental Risks and Hazards
Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, potentially result in fines, penalties or other prosecutions, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer.
All phases of the Company’s operations are subject to environmental and safety regulations in the various jurisdictions in which it operates. These regulations mandate, among other things, aspects

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related to worker safety, water quality, water management, land reclamation, waste disposal (including mine waste and the generation, transportation, storage and disposal of hazardous waste), mine development and preservation of biodiversity. Failure to comply with applicable health, safety and environmental laws and regulations could result in injunctions, fines, suspension or cancellation of permits and approvals and could include other penalties including negligence claims or criminal prosecution. Health, safety and environmental legislation and regulations are generally becoming more prescriptive and enforcement is escalating with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, increased permitting timelines and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental and health and safety permits. In addition, no assurances can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and operations. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine, and any non-compliance therewith may adversely affect the Company’s business, financial condition and results of operations.
Government environmental approvals, permits and licenses are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties.
The Company may also be held financially responsible for remediation of contamination at current or former sites, or at third-party sites. The Company could also be held responsible for exposure to hazardous substances. The costs associated with such instances and liabilities could be significant.
In certain jurisdictions where Allied operates, the Company may be required to submit, for government approval, a reclamation plan and cost estimate for each of its mining/project sites. The reclamation plan establishes the Company’s obligation to reclaim property after certain mining or exploration activities have been carried out by the Company. In some jurisdictions, bonds or other forms of financial assurances are required as security to ensure performance of the required reclamation activities. The Company may incur significant reclamation costs which may materially exceed the provisions the Company has made for such reclamation. In addition, the potential for additional regulatory requirements relating to reclamation or additional reclamation activities may have a material adverse effect on the Company’s financial condition, liquidity or results of operations. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost may be expensed, which may materially reduce net income in that period.
Mali’s Mining Code requires mining companies to open a bank account at the Central Bank of West African States to provide a form of financial assurance (bond or letter of credit) issued by an internationally recognized bank and equal to 5% of the mining company’s forecasted turnover figure. This legislation has historically not been enforced since its passage in 2012. While the Company does not expect any material liability to be incurred as a result of its non-compliance with this regime, and while we in any case expect to meet our reclamation obligations upon mine closure as required by local law, we

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can provide no assurance that the Mali Government will not impose penalties on us or otherwise require us to comply.
In connection with the Bonikro and Agbaou mines in Côte d’Ivoire, applicable legislation and the mining convention signed with the government of Côte d’Ivoire require us to open an environmental rehabilitation bank account in order to make annual contributions equal to 10% of the total forecast rehabilitation budget as stated in the environmental and social impact assessment (each an “Instalment”) during the number of years forming the mine life (i.e. 10 years). Consequently, each year, we should deposit in cash 20% of each Instalment in the environmental rehabilitation bank account. The remaining 80% of each annual Instalment must be covered by way of a bank guarantee.
Despite being regularly updated, there exists a risk that the actual costs of reclamation and mine closure for each of the Company’s properties could exceed current estimates and bonding amounts or that the estimated costs could increase in the future when the Company’s reclamation and mine closure plans are updated in accordance with the terms of the relevant legislation. Accordingly, the amount the Company is required to spend on reclamation and mine closure activities could, ultimately, be materially different from current estimates. Any additional amounts required to be spent on bonding requirements, reclamation costs, and mine closure activities could materially adversely affect the Company’s longer-term business, financial conditions and results of operations.
In addition, the extracting and processing ore involves significant quantities of residue material, including tailings deposited onto a TSF. The purpose of these TSFs is to receive deposits of tailings and allow water to separate from the fine waste particles, either naturally or through a mechanised process, such that the water can be recycled back into mining processes. A tailings storage facility is specifically designed, constructed and operated to deal with the physical nature of the tailings materials, as well as local climate, topography and seismic activity that are in conformance with local requirements and best practices. Should a breach of these facilities occur due to present-day limitations on engineering and scientific knowledge related to extreme weather, seismic event, or other incident, the Company could suffer a material financial impact on its operations and financial condition, including the potential for criminal and financial liability.
Tailings facilities present the industry with social, safety and environmental challenges throughout the lifecycle of mining operations and as such, our technical standards include all additional technical requirements as called for under the Global Industry Standard on tailings management, including the application of tailings management and dam safety principles provided by ANCOLD. Dam safety practices include completion of regular reviews and field inspections of the TSF areas by internal and external technical specialists, on-going monitoring of the TSF performance, development of clear operational procedures, and preparation of site-specific emergency response plans, considering results of dam breach analyses and inundation studies completed for each TSF.
Presently, the Company is advancing with the implementation of a risk-based tailings management standard framework to support with adequate identification, assessment and control of tailings management related risks in all of our operations. The Company’s tailings systems are frequently reviewed and upgraded based on input provided by internal and external specialists and to reflect changing environmental conditions, industry standards and the regulations affecting each of the jurisdictions where the Company operates.
The Company’s process plants involve the use of sodium cyanide, which is a hazardous chemical. Should cyanide leak or otherwise be discharged from the containment system, the Company could suffer a material impact on its business, financial condition and results of operations. The Company is aligned to the International Cyanide Management Code. The objective of the Cyanide Code is to improve the management of cyanide used in gold and silver mining and to enhance protection of human

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health and the reduction of environmental impacts from inadvertent releases or exposures to the chemical. The Company actively engages with local communities to provide timely information about the operations and participates in a variety of activities to contribute to the wellbeing of local communities. Health, safety, environmental or other incidents, real or perceived, could cause community unrest that may manifest into protests, road blockages, or other civil disobedience activities that could materially disrupt the Company’s operations.
The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health and safety, hazardous substances, waste management and other matters. Although the Company believes that its activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted, or existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations. See “Risk Factors – Operations in Africa” above.
The Company’s operations also involve transportation of resources using large vehicles that travel on roads which are shared with other road users. Traffic accidents may occur and this could result in injury or death and/or damage to Company assets, both of which could have a material adverse effect on the Company’s business and reputation. The Company mitigates this risk through various safety and security initiatives. Despite these mitigation efforts, there can be no assurance that traffic accidents would not occur.
Among the other environmental risks that Allied has identified across all of its operations are water supply, water management, energy efficiency change and biodiversity related risks. For more details regarding Allied’s management approach to each of these areas, see “Description of the Business – Approach to Sustainability”.
Maintaining or Increasing Present Level of Gold Production
Maintaining or increasing present levels of gold production is dependent on the successful development of new producing mines and/or identification of additional reserves at existing mining operations. Reduced production could have a material and adverse impact on our business, results of operations or financial condition. Feasibility studies are conducted to determine the economic viability of a deposit. Many factors and assumptions are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory Mineral Reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future gold prices. Additionally, capital and operating cost estimates are based upon other factors and assumptions, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold from the ore and anticipated environmental and regulatory compliance.
No assurance can be given that the intended or expected production estimates will be achieved by the Company’s operating mines or in respect of any future mining operations in which the Company owns or may acquire interests. Failure to meet such production estimates could have a material effect on our business, results of operations, or financial condition. Production estimates are dependent on, among other things, the accuracy of Mineral Reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

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A number of events could affect the profitability or economic feasibility of one of the Company’s projects. The Company could encounter unanticipated changes in grade and tonnage of ore to be mined and processed or adverse geotechnical conditions, incorrect data on which engineering assumptions are made or variances in actual versus projected costs of constructing and operating a mine in a specific environment. The Company is also open to risk based on availability of labour and skilled personnel and economic sources of power, availability and costs of processing and refining facilities, adequacy of water supply, availability of surface tenure on which to locate processing and refining facilities, adequate access to the site, including functional infrastructure and competing land uses (such as agriculture and artisanal mining) and unanticipated transportation costs. One or more of the above-mentioned factors may adversely affect the performance of mining assets that we have acquired in takeovers or mergers with other companies where due diligence conclusions may subsequently be proved to have been unreliable or inaccurate, or where matters of significant judgement at the time of the transaction are subsequently shown to have been erroneous or incomplete. Additionally, the Company's projects could be affected by new or existing government regulations, geopolitical events, accidents, labour actions and force majeure events, or availability of financing.
It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. Each of these factors involves uncertainties and, as a result, the Company cannot give any assurance that our development or exploration projects will become operating mines. If a mine is developed, actual capital and operating costs and operating results may differ materially from those anticipated in a feasibility study or other internal estimates.
Nature and Climatic Condition Risk
The Company and the broader mining industry can face geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures, tailings facility instability and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as seismic activity, severe weather and considerable rainfall, which may lead to periodic floods, mudslides and embankment instability, which could potentially result in slippage of material or, under extreme circumstances, lead to a tailings dam failure.
Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts including financial liability, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s results of operations and financial position.
Specifically in relation to Sadiola, pit slope stabilities in the Sadiola main sulphide pits may be compromised due to potential localized failures with the slopes. The Company has taken measures to mitigate this geotechnical risk including by undertaking additional geotechnical drilling, final wall blasting practices and radar monitoring of the pit walls during operations to provide early warning of any slope instabilities. The pit design also mitigates the risk by incorporates two ramps, both of which can exit the pit to the north and south and opens up the pits in stages. Despite these mitigation efforts, there is still a high risk that the Sadiola main sulphide pits could be damaged due to a wall failure.
Furthermore, the occurrence of physical weather extreme events may result in substantial costs to respond and/or recover from an event, and to prevent recurrent damage, through either the modification of, or addition to, existing infrastructure at the Company’s operations.

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Allied is undertaking a risk-based approach, cognizant of the fact that its operational mines have been operating for up to 25 years, have relatively short remaining life spans and are less exposed to the longer-term changes in weather patterns but remain exposed to the more frequent and intense extreme weather events that have been observed around the world. Allied’s expansion and development projects that have longer life spans (10-15 years) are exposed to both types of acute and chronic physical risk. The significance of the physical risks identified varies across our operating locations, based on the climatic zone, the sources of water and key supply chain routes.
The Company’s assets are located in Mali, Ethiopia and Côte d’Ivoire, which are areas that can be subject to severe climatic conditions. Severe weather conditions, such as hot temperatures in dry season and torrential rain, potentially causing flooding, could have a material adverse effect on operations, including on the delivery of supplies, equipment and fuel and exploration and production levels.
The Sadiola (Mali), Bonikro and Agbaou (both Côte d’Ivoire) mines are located in West Africa, a region in which the year is divided into rainy and dry seasons. The Company has introduced wet season preparations for the mitigation of the impact of heavy rains during the rainy season. There are also an abundance of insects, some of which may carry diseases such as malaria, which can impact our employees and contractors. While the Company can mitigate certain of the effects of the rains and flooding by introducing wet season preparations and utilizing stockpile and, implementing vector control measures, the seasonal rainfall may have an impact on the Company’s operations. Any of these factors could have a material adverse effect on the Company’s business, results of operations or financial condition.
Counterparty, Credit, Liquidity and Interest Rate Risks and Access to Financing
The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short-term investments; (ii) companies that have payables to the Company, including bullion customers; (iii) shipping service providers that move the Company’s material; (iv) the Company’s insurance providers; and (v) the Company’s lenders. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. The Company mitigates liquidity risk through internal reporting and forecasting practices that enable Allied to manage all expenditures and cash flows. These factors may impact the ability of the Company to additional obtain loans and other credit facilities and refinance existing facilities in the future on terms favourable to the Company, or at all. Such failures to obtain additional loans and other credit facilities could require the Company to take measures to conserve cash and could adversely affect its access to the liquidity needed for the business in the longer term.
The operation and exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction or expansion of mining facilities and commencement or expansion of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed could have a material adverse effect on the Company’s business, financial condition and results of operations.

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Commodity Prices and Availability
The profitability of the Company’s operations will be dependent upon the cost and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, including, but not limited to, diesel, fuel, natural gas, electricity, steel, concrete and cyanide. Commodity prices fluctuate widely and are affected by numerous factors beyond the control of the Company, including, without limitation, the continuance or escalation of the military conflict between Ukraine and Russia and the economic sanctions imposed on Russia in connection therewith, the U.S. government intervention in Venezuela, the continuance or escalation of the conflict in the Middle East, including the United States and Israeli strikes on Iran, the imposition of, and threats of additional tariffs by the United States, which have and may continue to result in increased prices for a variety of commodities and which could have other long-term effects on the global economy. Further, as many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available.
Increase in Production Costs
Changes in the Company’s production costs could have a major impact on its profitability. Its main production expenses are personnel and contractor costs, materials, and energy. Changes in costs of the Company’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, including, without limitation, the recent imposition of, and threats of additional tariffs by the United States, continuance or escalation of the military conflict between Ukraine and Russia and the economic sanctions imposed on Russia in connection therewith, the U.S. government intervention in Venezuela, and the continuance or escalation of the conflict in the middle east, including the United States and Israeli strikes on Iran, which have and/or may continue to result in increased prices for a variety of commodities and which could have other long-term effects on the global economy, other changes in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or Mineral Reserve estimates. In addition to potentially affecting the price of commodities, general inflationary pressures may also affect the Company’s labor, commodity, and other input costs at operations. Many of these factors may be beyond the Company’s control.
The Company relies on third-party suppliers for a number of raw input materials. Any material increase in the cost of raw materials, or the inability by the Company to source third party suppliers for the supply of its raw materials, could have a material adverse effect on the Company’s results of operations or financial condition.
The Company prepares estimates of future cash costs and capital costs for its operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Company’s future results of operations or financial condition.
Infectious Diseases
Infectious diseases (including malaria, HIV/AIDS, tuberculosis and the Ebola virus) are major health care issues in African countries. Workforce training and health programs to maximize prevention awareness and minimize the impact of infectious diseases, including HIV/AIDS and malaria in Mali, Côte d’Ivoire, Ethiopia and other jurisdictions in Africa may prove insufficient to adequately address these serious issues. An outbreak or threat of outbreak of infectious diseases could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social

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unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, increased insurance premiums, decreased demand or the inability to sell and deliver gold, declines in the price of gold, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergency measures in response to the threat or existence of an infectious disease. There can be no assurance that Allied would not be adversely affected if a pandemic were to persist for an extended period of time.
In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Common Shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency could have a material adverse effect on the Company’s business, financial condition and results of operations.
Uncertainty in the Estimation of Mineral Reserves and Mineral Resources
To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continue to realize its existing identified Mineral Reserves, convert Mineral Resources into Mineral Reserves, increase its Mineral Resource base by adding new Mineral Resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new Mineral Resources.
No assurance can be given that the anticipated tonnages and grades in respect of Mineral Reserves and Mineral Resources contained in this AIF will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves will be mined or processed profitably. Actual Mineral Reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its Mineral Reserve estimates from time to time or may render the Company’s Mineral Reserves uneconomic to exploit. Mineral Reserve data is not indicative of future results of operations. If the Company’s actual Mineral Reserves and Mineral Resources are less than current estimates or if the Company fails to develop its Mineral Resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Mineral Reserves and Mineral Resources are reviewed periodically, and estimates may change depending on further geological interpretation, drilling results and metal prices, among other factors.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The category of Inferred Mineral Resource is the Mineral Resource category with a lower level of confidence and is subject to the most variability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to a higher Mineral Resource category or ultimately to Proven Mineral Reserves and Probable Mineral Reserves as a result of continued exploration.

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Replacement of Depleted Mineral Reserves
Given that mines have limited lives based on Proven Mineral Reserves and Probable Mineral Reserves, the Company must continually replace and expand Mineral Reserves at its mines. The LOM estimates included in this AIF may not prove to be correct. The Company’s ability to maintain or increase its annual production will be dependent in part on its ability to bring new mines and/or endowment extensions into production and to expand Mineral Reserves at existing mines. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of Mineral Reserves will not be offset by discoveries.
Uncertainty Relating to Future Production Estimates
The Company prepares estimates and projections of future production for its existing and future mines. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on existing mine plans and other assumptions which change from time to time, including: Mineral Reserve and Mineral Resource estimates; the availability, accessibility, sufficiency and quality of ore; the Company’s costs of production; the Company’s ability to sustain and increase production levels; the sufficiency of the Company’s infrastructure; the performance of the Company’s workforce and equipment, the Company’s ability to maintain and obtain mining interests and permits; and the Company’s compliance with existing and future laws and regulations. The Company’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labour shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on the Company’s profitability, future cash flows, earnings, results of operations and financial condition.
Partial Ownerships
All of the properties in which Allied has an interest, including Sadiola, Kurmuk, Bonikro and Agbaou, are owned in part by the host government or third parties.
Allied’s projects are therefore subject to the risks normally associated with the conduct of jointly-held projects, which may include, but are not limited to, disagreement with the joint holder on how to develop and operate mines efficiently or disputes arising with joint holders regarding matters such as project financing, development milestones and offtake matters. The existence or occurrence of one or more of the foregoing circumstances and events, for example, could have a material adverse impact on the Company’s profitability, future cash flows, earnings, results of operations and financial condition.
Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.
The Company’s projects are relatively remote mine sites with extensive supply lines supporting operations and relatively poor transport infrastructure. The risk of any interruption to the supply chain may result in shortage or absences of key materials and consumables, causing delays or suspension of

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production, which could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.
The Company relies on the supply and availability of various services and equipment in order to successfully run its operations. For example, timely delivery of mining equipment and consumables (such as fuel and reagents for the processing plants) and the availability of such equipment and consumables is essential to the Company’s ability to produce gold. Any delay to the supply and availability of the various services and equipment may have a material adverse effect on the business, results of operations, financial condition and prospects of the Company.
Mining Laws, Regulations and Permitting
The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.
The Company’s operations are subject to receiving and maintaining permits from relevant governmental authorities. The maintenance, renewal and granting of these tenement rights depends on the Company being successful in obtaining required statutory approvals and complying with regulatory processes (including the stamping and registration of documentation relating to these tenement rights). There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the Company’s existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will obtain and continue to hold all permits necessary to develop or continue operating at any particular property. A failure to obtain these statutory approvals or comply with these regulatory processes may adversely affect the Company's title to such tenement rights and which may have a material adverse effect on the business, results of operations, financial condition and prospects of the Company.
Further, there is no guarantee or assurance that the licenses, concessions, leases, permits or consents will be renewed or extended as and when required or that such renewed or extended permits won’t be modified or amended or that new conditions will not be imposed in connection with the Company’s mining permits. The renewal or grant of the terms of each mining permit is usually at the discretion of the relevant government authority. To the extent such approvals, consents or renewals are not obtained or are materially modified or amended in an adverse manner, the Company may be curtailed or prohibited from continuing with its exploration, development and mining activities or proceeding with any future development which may have a material adverse effect on the business, results of operations, financial condition and prospects of the Company.
Insurance and Uninsured Risks
Allied’s business is subject to a number of risks and hazards generally, including those inherent in mineral exploration, developing and mining operations as described in “Exploration, Development and Operating Risks”, many of which are beyond Allied’s control. Such occurrences could result in damage to

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mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.
Allied’s insurance will not cover all the potential risks associated with the Company’s operations. Even if available, Allied may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Allied or to other companies in the mining industry on acceptable terms. Allied might also become subject to liability for pollution or other hazards that may not be insured against or that Allied may elect not to insure against because of premium costs or other reasons. Losses from these events could cause Allied to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which may have a material adverse effect. The Company may suffer a material adverse effect on its business, results of operations, cash flows and financial position if it incurs a material loss related to any significant event that is not covered, or adequately covered, by its insurance policies.
Artisanal and Small Scale Mining
Allied’s mining and development projects are all subject to artisanal and small-scale mining (“ASM”) activities. The number of artisanal miners has increased as the price of gold has increased. There is a risk of conflict with the artisanal miners, which could materially adversely affect our operations. It is difficult for Allied to totally control artisanal mining activities on and around its properties. Artisanal mining can be associated with a number of negative impacts, including environmental degradation, human rights abuse, child labour and funding of conflict. Should artisanal miner’s sodium cyanide or mercury leak or otherwise be discharged into its mineral properties in material quantities, Allied may become subject to liability for clean-up work that may not be insured. Related clean-up work may have a material adverse effect on Allied’s operations.
ASM presents a complex challenge for the gold mining industry, one we are actively managing at all our sites. Most activities within the ASM sector are informal and unregulated. This unregulated nature poses numerous risks and impacts to people and the environment, especially where ASM intersects with our activities.
Allied relies in part on government support and enforcement to manage artisanal mining activities near its operations, recognizing that ASM is a traditional activity in certain jurisdictions. Enforcement, however, may not be fully effective. Further development of Allied’s mining activities may require the relocation and physical resettlement of artisanal miners by the authorities and development plans may be impacted as a result. Any delays as a result of potential relocation or resettlement could negatively impact Allied and may result in additional expenses or prevent further development. Additional community development and security presence will continue to form part of the Company’s capital and operating costs and may negatively affect the Company’s results of operations and financial condition.
Allied has developed the following ASM strategy:
•Government: Recognizing the role of governments in facilitating dialogue on mutually beneficial initiatives related to managing ASM.
•Communities: Strengthening community engagement programs to highlight the risks and impacts of ASM activities, including safety and security risk to both employees of Allied

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and ASM miners themselves, promoting greater awareness of the positive benefits of the Company’s mining operations, and implementing support programs that encourage diversified livelihood activities through ongoing community development planning.
•Law and Justice: Facilitating the development of the law enforcement sector and collaborating with authorities to secure the Company’s boundaries.
•Public Relations: Continuing to build relationships with non-government stakeholders to facilitate partnerships on development projects.
Compliance with Anti-Corruption Laws
Allied is and will be subject to various anti-corruption and anti-bribery laws and regulations including but not limited to the Canadian Corruption of Foreign Public Officials Act, the Extractive Sector Transparency Measures Act (“ESTMA”), as well as similar laws in the countries in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. ESTMA, which became effective June 1, 2015, requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments.
According to Transparency International, Mali, Ethiopia and Côte d’Ivoire are perceived as having fairly high levels of corruption relative to Canada. Allied cannot predict the nature, scope or effect of future regulatory requirements to which its operations might be subject, or the way existing laws might be administered or interpreted. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such anti-corruption and anti-bribery laws, resulting in greater scrutiny and punishment of companies found in violation of such laws. Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition and results of operations, as well as have an adverse effect on the market price of the Common Shares. Although Allied has adopted practices that aim to ensure compliance with such requirements, there can be no assurance or guarantee that such practices and other efforts have been and will be completely effective in ensuring Allied’s compliance, and the compliance of its employees, consultants, contractors, suppliers, affiliates and other agents, with all applicable anti-corruption and anti-bribery laws.
In addition, certain jurisdictions in which we carry on business, or certain nationals of those jurisdictions, are or may become subject to sanctions or other similar measures imposed by individual countries, such as Canada, the United States or the European Union or through United Nations sanctions that Canada implements. In addition, there is the risk that individuals or entities with which we currently engage or do business with could be designated or identified under such sanctions or measures. Our failure to comply with such sanctions or measures, whether inadvertent or otherwise, could expose us and our senior management to civil and/or criminal penalties, becoming implicated or designated under such sanctions, becoming subject to additional remedial processes (including limitations on our ability to carry on our business or operations in a given jurisdiction), legal expenses, or reputational damage, all of which could materially and adversely affect our business, operations and financial condition, at both our specific operations and our Company as a whole. We are strongly committed to fully complying with all

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sanctions and other similar measures that affect our business and the jurisdictions in which we operate. Additional or expanded sanctions may have other impacts on us and our operations.
As at the date of this AIF, the United Nations, the European Union, the United States and Canada have each imposed sanctions against Mali. Certain of these sanctions target individuals and groups, including Mali’s transition authorities and other transition institutions. As these situations remain in flux, there is the risk that individuals or entities with which we currently engage or do business could be designated under these sanctions or become subject to other similar measures, or that critical supply routes may be disrupted. Such developments could have a material adverse impact on the Company’s Malian operations and the Company as a whole.
Development, Construction and Start-up of New Mines
The success of development projects, including the Kurmuk Project, and any expansion of the Sadiola Mine including the Korali Sud Property, and the construction and start-up of new mines by the Company, is subject to a number of factors, including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of open pits, the comminution/adsorption/desorption/recovery plants and conveyors to move ore, among other operational elements. Timelines to permit new mining operations continue to increase and permitting requirements are becoming more stringent. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its development and construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the development, construction and start-up of new mines as planned. There can be no assurance that current or future development, construction and start-up plans implemented by the Company, including at the Kurmuk Project, and in connection with any expansion of the Sadiola Mine including the Korali Sud Property, will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete development and construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the development and construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the business and financial condition of the Company.
Some of the Company’s projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly and economic returns may differ materially from the Company’s estimates.
Commercial viability of a new mine or development project is predicated on many factors. Mineral Reserves and Mineral Resources projected by feasibility studies and technical assessments performed on the projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.

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Acquisitions and Integration, and Divestitures
From time to time the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to perform below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.
Allied may also from time to time pursue the disposition of producing operations, development or exploration properties. Any disposition that Allied may choose to complete may change the scale of its business and operations and result in a reduction of Allied’s existing consolidated Mineral Reserves and Mineral Resources.
In addition, the acquisition or divestiture process itself can be arduous and complex and may be a distraction from existing operations for key members of management and the Board, and there is no guarantee that any such process will lead to a successful closing.
Land Title
The acquisition and maintenance of title to mineral properties is generally a detailed and time-consuming process. Title to, and the area of, mining and exploration licences may be disputed. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure mine tenure may be severely constrained. There is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. If these challenges are successful, this could have an adverse effect on the development of the Company’s properties as well as its results of operations, cash flows and financial position. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.
Termination of Mining Rights
The Company’s mining licenses or mining conventions or development agreements with governments in the jurisdictions where the Company operates may be terminated in certain circumstances. Under the laws of the Company’s operating jurisdictions, Mineral Resources belong to the state and governmental concessions are required to explore for, and exploit, Mineral Reserves. The Company holds mining, exploration and other related licenses, permits or agreements in each of the jurisdictions where it is operating and where it is carrying on development projects and prospects. The

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licenses, permits or agreements held by the Company in respect of its operations, development projects and prospects may be terminated under certain circumstances, including where minimum production levels are not achieved by the Company (or a corresponding penalty is not paid), if certain fees are not paid or if environmental and safety standards are not met. Termination of any one or more of the Company’s mining, exploration or other licences, permits or agreements could have a material adverse effect on the Company’s financial condition or results of operations.
Security and Human Rights
Allied’s operations and development and exploration activities extend to jurisdictions which may be considered to have an increased degree of security risk. For example, Mali experienced a number of security-related challenges, including attacks by insurgent militants and a military coup in both August 2020 and May 2021, which led to the implementation of a new transitional government in each case. These events have increased the security risk applicable to all mining companies in the country and in West Africa in general. The impacts of these risks could impede the exploration, development and operation of Allied’s mines in these countries.
While there is no reason to believe that Allied’s employees or operations will be targeted by criminal and/or terrorist activities in West Africa, risks associated with conducting business in the region, along with the increased perception that such incidents are likely to occur, may disrupt the Company’s operations, limit its ability to hire and keep qualified personnel, and impair its access to sources of capital or insurance on terms and at rates that are commercially viable. Further, although the Company has developed procedures regarding the mitigation of such risks, due to the unpredictable nature of criminal and/or terrorist activities, there is no assurance that its efforts will be able to effectively mitigate such risks and safeguard the Company’s personnel and assets.
The measures that have been implemented by the Company cannot guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions, negatively impact Allied’s reputation or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.
The manner in which the Company’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights (see “Description of the Business – Approach to Sustainability – Community Relations and Generating Local Benefits”). Allied has implemented a number of measures and safeguards which are designed to assist its personnel in understanding and upholding these standards. The implementation of these measures will not guarantee that the Company’s personnel will uphold these standards in every instance. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increased community tensions, reputational harm to Allied and its partners or result in litigation, criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.
Artisanal mining, which involves trespass into the operating area of the mine, is both a security and safety issue at certain of Allied’s operations. The artisanal miners from time to time have clashed with mine security staff and law enforcement personnel who have attempted to move them away from the facilities. The presence of the artisanal miners, given the nature of the mines’ operations, creates a safety issue for the artisanal miners as well as Allied’s employees and can cause disruptions to mine operations.
It is not possible to determine with certainty the future costs that Allied may incur in dealing with the issues described above at its operations. However, if the number of incidents increases, costs

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associated with security, in the case of civil disturbances and artisanal mining, may also increase, affecting profitability.
Processing
Metal and/or mineral recoveries are dependent upon metallurgical processes, which by their nature contain elements of significant risk such as identifying a metallurgical process through test work to produce a saleable metal and/or concentrate, developing an economic process route to produce a metal and/or concentrate, and changes in mineralogy in the ore deposit which can result in inconsistent metal recovery, affecting the economic viability of the Company’s projects.
The Company operates a number of processing plants that are designed to treat a variety of ore sources with varying metallurgical properties. It is possible that future ore sources may exhibit metallurgical characteristics that are different from those that have been treated to date and that this may result in lower recoveries and/or higher processing costs, which could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.
Enforcement of Legal Rights
The Company has material subsidiaries organized under the laws of Mali, Côte d’Ivoire and Ethiopia and certain of the Company’s directors, management and personnel are located in foreign jurisdictions. Given that the majority of the Company’s material assets and certain of its directors, management and personnel are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against the Company, or its directors and officers, any judgments issued by the Canadian courts or Canadian securities regulatory authorities and predicated on the civil liability provisions of Canadian securities legislation or other laws of Canada. Similarly, in the event a dispute arises in connection with the Company’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.
Challenges also exist with respect to inconsistent application of the rule of law in certain of the jurisdictions in which the Company operates, as court systems in West Africa may offer less certainty as to the judicial outcome or a more protracted judicial process than is the case in more established economies. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and any inconsistencies in the drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems. In addition, enforcement of laws may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Company by local lawyers or even previously by the relevant local authority itself. Furthermore, there is limited relevant case law providing guidance on how courts would interpret such laws and the application of such laws to the Company’s contracts, joint ventures, licenses, license applications or other arrangements. Thus, there can be no assurance that contracts, joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities.
Accordingly, the Company could face risks such as: (i) effective legal redress in the courts of certain jurisdictions in which the Company operates being more difficult to obtain, whether in respect of a breach of law or regulation, or in a contract or an ownership dispute, (ii) a higher degree of discretion on the part of governmental authorities and therefore less certainty, (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations, (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions, or (v) relative inexperience of the judiciary and courts in such matters.

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Competition
The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors conduct exploration, development and mining operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.
Indebtedness
The Company’s ability to make scheduled payments on or refinance its debt obligations (if necessary) depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company’s control, including the market price of gold. The Company may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness including pursuant to the Credit Facility and the Convertible Debentures, or maintain its debt covenants.
If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, or there is a contravention of its debt covenants, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow it to meet its scheduled debt service obligations.
In addition, the Company conducts a substantial portion of its operations through its subsidiaries, certain of which in the future may not be guarantors of its indebtedness. Accordingly, repayment of its indebtedness is dependent on the generation of cash flow by its subsidiaries and their ability to make such cash available to the Company, by dividend, debt repayment or otherwise. Unless they are guarantors of the Company’s indebtedness, its subsidiaries do not have any obligation to pay amounts due on its indebtedness or to make funds available for that purpose. The Company’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable the Company to make payments in respect of its indebtedness.
Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit the Company’s ability to obtain cash from the Company’s subsidiaries. In the event that the Company does not receive distributions from its subsidiaries, it may be unable to make required principal and interest payments on its indebtedness, including pursuant to the Convertible Debentures. The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect its financial position and results of operations and its ability to satisfy its obligations.
The terms of the Credit Facility require the Company to satisfy various conditions precedent and affirmative and negative covenants and maintain certain financial ratios. Such covenants, among other things, impose an obligation on the Company to use the proceeds of the Credit Facility for certain purposes, restrict the Company’s ability to incur further indebtedness (with enumerated exceptions), and

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restrict the Company’s ability to make acquisitions (subject to certain exceptions). Any failure to comply with such covenants may result in an event of default under the Credit Facility and allow the lenders to terminate the Credit Facility or declare any or all outstanding amounts to be due and payable, which could adversely affect the Company’s business and financial condition.
Currency Fluctuations
Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. The revenue generated from the sale of gold from the Company’s operations is in United States dollars, but a portion of the Company’s operating and capital expenses are incurred in West African CFA Franc, Euro, Ethiopian Birr, Canadian dollar and Australian dollar. The appreciation of foreign currencies against the United States dollar would increase the costs of gold production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. Any appreciation of the Company’s operational currencies against the United States dollar could have a material adverse effect on the Company’s business, financial condition and results of operations.
Write-downs and Impairments
Mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development and construction of mining properties and related property, plant and equipment and the value assigned to exploration potential on acquisition. The costs associated with mining properties are separately allocated to exploration potential, Mineral Reserves and Mineral Resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.
The Company reviews and evaluates its mining interests and any associated or allocated goodwill for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the recoverable value of the asset is less than the carrying amount of the asset. An impairment loss is measured and recorded to the net recoverable value of the asset. The recoverable value of the asset is the higher of: (i) value in use (being the net present value of total expected future cash flows); and (ii) fair value less costs of disposal.
The Company also assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount and considers the reversal of the impairment loss recognized in prior periods for all assets other than goodwill. An impairment loss recognized for goodwill is not reversed in a subsequent period.
Fair value is the value obtained from an active market or binding sale agreement. Where neither exists, fair value is based on the best information available to reflect the amount the Company could receive for the asset in an arm’s length transaction. This is often estimated using discounted cash flow techniques. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of International Accounting Standard 36 in a discounted cash flow model. Where a recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. Where third-party pricing services are used, the valuation techniques and assumptions used by the pricing services are reviewed by the Company to ensure compliance with the accounting policies and internal control over financial reporting of the Company. Future cash flows are estimated

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based on expected future production, commodity prices, operating costs and capital costs. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources. Differences between management’s assumptions and market conditions could have a material effect on the Company’s financial position and results of operation in the future.
The assumptions used in the valuation of work-in-process inventories by the Company may include estimates of metal contained in the ore stacked on leach pads, assumptions of the amount of metal stacked that is expected to be recovered from the leach pads, estimates of metal contained in ore stock-piles, assumptions of the amount of metal that will be crushed for concentrate, estimates of metal-in-circuit, estimated costs of completion to final product to be incurred and an assumption of the gold, silver and copper price expected to be realized when the gold, silver and copper is recovered. The recoverable values of assets are highly dependent on several factors including metal prices and the prevailing cost environment, and the recoverable values of some properties are more sensitive to metal prices than others. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories to net realizable value, which would reduce the Company’s earnings and working capital. Net realizable value is determined as the difference between costs to complete production into a saleable form and the estimated future precious metal prices based on prevailing and long-term metal prices. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed up to the lower of the new net realizable value or the original cost.
Although management makes its best estimates, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s mineral projects could adversely affect its results of operations.
Shareholder Activism
In recent years, publicly-traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders won’t publicly advocate for the Company to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Company reputation and divert the attention and resources of Company management and the Board, which could have an adverse effect on the Company’s business and results of operations. Even if the Company does undertake such corporate governance changes or corporate actions, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of Allied to implement such changes. If shareholder activists seeking to increase short-term shareholder value are elected to the Board, this could adversely affect Allied’s business and future operations. Additionally, shareholder activism could create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and ability to attract and retain qualified personnel.
Litigation Risks
All industries, including the mining industry, are subject to legal claims, with and without merit. The Company is currently involved in litigation and may become involved in legal disputes in the future,

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including class actions. The causes of potential future litigation or investigation cannot necessarily be known or anticipated and may arise from, among other things, business activities; employment and labour matters; environmental, health and safety laws and regulations; tax matters; volatility in Allied’s share price; and compliance with applicable securities laws and regulations. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding may have a material adverse effect on the Company’s financial position or results of operations. See “Legal Proceedings and Regulatory Actions”.
Investment Risk
Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. Although the factors that affect investment risk are outside the Company’s control, the Company mitigates investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high-quality investments.
Use of Derivatives
From time to time the Company may use certain derivative products as hedging instruments and to manage the risks associated with changes in gold prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into transactions; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.
Taxes
The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, or court decisions in respect of, existing tax laws, regulations or rules in Mali, Ethiopia or Côte d’Ivoire, or to which deliveries of gold are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. Further, the Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. If the Company’s filing position, application of tax incentives or similar ‘holidays’ or benefits were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted, applied or decided upon in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company or the price of the Common Shares.
Non-Governmental Organizations
Certain non-governmental organizations (“NGOs”) that oppose globalization and resource development are vocal critics of the mining industry and its practices. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to the Company’s

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operations, could have an adverse effect on the Company’s reputation, impact the Company’s relationship with the communities in which it operates and ultimately have a material adverse effect on the Company’s business, financial condition and results of operations.
NGOs may organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel the Company’s rights, permits and licences. NGOs may also lobby governments for changes to laws, regulations and policies pertaining to mining and relevant to the Company’s business activities, which, if made, could have a material adverse effect on the Company’s business, financial condition and results of operations.
Labour and Employment Matters
Production at the Company’s mining operations is dependent upon the efforts of its employees and the Company’s operations would be adversely affected if it fails to maintain satisfactory labour relations. Most of the Company’s employees are represented by labour unions under various collective labour agreements. The Company may not be able to satisfactorily renegotiate its collective labour agreements, including in Mali, Côte d’Ivoire and Ethiopia, and may face tougher negotiations or higher wage demands than would be the case for non-unionized labour, which could negatively impact the Company’s operations and profitability. In addition, existing labour agreements may not prevent a strike or work stoppage at Allied’s facilities in the future.
In addition, relations between the Company and its employees may be affected by changes in labour relations laws that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.
Contractors
As is common industry practice, certain aspects of our operations, such as mining that includes drilling, blasting, loading, hauling and security are conducted by outside contractors and as a result, the Company is subject to a number of risks associated with the use of such contractors, including reduced control over the aspects of the operations that are the responsibility of a contractor, failure of a contractor to perform under its agreement, our inability to replace the contractor if either the Company or the contractor terminate the service agreement, interruption of operations in the event the contractor ceases operations as a result of a contractual dispute with us or as a result of liquidity constraints, insolvency or other unforeseen events, failure of the contractor to comply with applicable legal and regulatory requirements, and failure of the contractor to properly manage its workforce resulting in labour unrest, strikes or other employment issues, and tax issues related to the arrangement of contracts, any of which may have a material adverse effect on the Company’s business, financial condition and results of operations. The Company is also subject to risks associated with contractor misconduct, which could have negative impacts on the communities in which we operate and could lead to community issues, enforcement actions, legal claims or could have a negative impact on our reputation. Available contractors in Mali, Ethiopia and Côte d’Ivoire are drawn from a narrow pool of entities with the requisite experience, sophistication and skill, and our ability to manage the risk of overreliance on one or more contractors may be limited by the availability of credible or sufficiently attractive alternatives (including that such contractors are available upon commercially acceptable terms).
Although the Company always seeks to retain contractors we regard as reputable and competent for the scope of work required, and we seek to reduce our risk by negotiating contracts that apportion risk and liability appropriately, the Company cannot exclude the risk that those contractors may breach their contracts with us (or predecessor companies), or that contractors may be negligent or otherwise deficient

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in performing the services for which they were contracted. This may result in financial liability or penalties and we may be unable to recover from those contractors or may be unable to remediate errors made by contractors which are necessary for the optimal performance of our assets. Any of these factors could have a material adverse effect on the Company’s business, results of operations and financial condition.
Foreign Subsidiaries
The Company is a holding company that conducts its operations exclusively through foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and share price.
Community Relations
The Company’s relationships with host communities are critical to ensure the success of its existing operations and the construction and development of new operations. There is an increasing level of public concern relating to the perceived effects of mining activities on the environment and on host communities. The evolving expectations related to human rights, indigenous rights, and environmental protection may result in opposition to the Company’s current and future operations or further development or new development of the Company’s projects and mines. Such opposition may be directed through legal or administrative proceedings or expressed in public opposition such as protests, roadblocks or other forms of expression against the Company’s activities, and may have a negative impact on the Company’s reputation and operations.
Opposition by any of the aforementioned groups to the Company’s operations may require modification of, or preclude the operation or development of, the Company’s projects and mines or may require the Company to enter into agreements with such groups or local governments with respect to the Company’s projects and mines, in some cases, causing increased cost and considerable delays to the advancement of the Company’s projects. Further, publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which Allied operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk.
Further, the Company’s ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well-being of the Company’s employees, human rights, the environment or the communities in which the Company operates.
Reliance on Local Advisors and Consultants in Foreign Jurisdictions
The Company holds mining and exploration properties in Mali, Côte d’Ivoire and Ethiopia. The legal and regulatory requirements in these countries with respect to conducting mineral exploration and mining activities, banking system and controls, as well as local business culture and practices are often different from those in Canada. The officers and directors of the Company must rely, to a great extent, on the Company’s local legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Company’s board of directors who have previous experience working and conducting business in these countries to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that

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develop in respect of banking, financing, labour, litigation and tax matters in these countries. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the control of the Company. The impact of any such changes may adversely affect the business of the Company.
Market Price of Common Shares
The market price of the Common Shares may be highly volatile and could be subject to wide ﬂuctuations in response to a number of factors, including: (i) dilution caused by issuance of additional Common Shares and other forms of equity securities, which Allied expects to make in connection with future ﬁnancings to fund operations and growth, to attract and retain qualiﬁed personnel and in connection with future strategic partnerships with other companies, (ii) announcements of new acquisitions, mineral reserve discoveries or other business initiatives by competitors, (iii) ﬂuctuations in revenue from operations as new mineral reserves come to market, (iv) changes in the market for gold and/or in the capital markets generally, (v) changes in the demand for minerals and metals; and (vi) changes in the social, political and/or legal climate in the regions in which Allied operates. In addition, the market price of Common Shares could be subject to wide ﬂuctuations in response to: (a) quarterly variations in operating expenses, (b) changes in the valuation of similarly situated companies, both in the mining industry and in other industries, (c) changes in analysts’ estimates affecting Allied, competitors and/or the industry, (d) changes in the accounting methods used in or otherwise affecting the industry, (e) additions and departures of key personnel, (f) ﬂuctuations in interest rates, exchange rates and the availability of capital in the capital markets, and (g) signiﬁcant sales of Common Shares, including sales by future investors in future offerings which may be made to raise additional capital.
These and other factors will be largely beyond Allied’s control, and the impact of these risks, singularly or in the aggregate, may result in material adverse changes to the market price of Common Shares, which at any given point in time may not accurately reflect Allied’s long-term value.
Uncertainty Relating to Financial Projections
Any of Allied’s financial estimates, projections and other forward-looking information or statements included herein were prepared by Allied, and such forward-looking information or statements are based on assumptions of future events that may or may not occur, which assumptions may not be disclosed herein. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events. There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including, without limitation, increases in operational expenses, changes in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, any material differences between the projections set out herein and the actual results of Allied’s business could have a material impact on Allied and its business.
Global Financial Conditions
Global financial conditions continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various supply chain disruptions, credit crises and inflation, causing rising fuel and energy costs and impacting metals prices, including due to the significant fluctuations in commodity prices as a result of the military conflict between Ukraine and Russia and the economic sanctions imposed on Russia in connection therewith, the U.S. government intervention in Venezuela, the continuance or escalation of the conflict in the Middle East, including the United States and Israeli strikes on Iran, as well as the imposition and additional threats of tariffs by the United States. Many industries, including the mining industry, have been impacted by these market conditions.

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Moreover, the Middle East and Venezuela are important contributors to global oil supplies and any instability in the region, such as the Israel-Hamas conflict that commenced in October 2023 and the recent U.S. government intervention in Venezuela in January 2026, can cause price hikes due to anticipated supply disruptions, which can in turn affect global trade balances and inflation rates. Specifically, supply chain disruptions resulting from any conflict in the Middle East and Venezuela may have an exacerbated effect on shipping costs, transit times and delays in delivering products or procuring supplies in Africa due to its proximity to the region. Global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability (such as the Russian-Ukraine war, the conflict in the Middle East or the U.S. government intervention in Venezuela), and changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions and disruptions in supply chains, there may be a material adverse effect on commodity prices, demand for metals, including gold, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities.
Force Majeure
The performance of the Company’s investments may be affected by reason of events such as war, civil war, riot or armed conflict, terrorism, acts of sabotage and natural disasters such as storms, earthquakes, tidal waves, floods, lightning, explosions, fires and destruction of plant, machinery and/or premises, which are outside its control. If a force majeure event occurs and continues or is likely to continue to affect the ability of the Company to operate its business for a long period of time, this may have a material adverse effect on the performance of the Company and its net asset value, earnings and returns to shareholders.
Dividends
Allied has developed a dividend philosophy that will provide shareholders with cash returns in the form of a dividend based on free cash flow as free cash flows increase which is expected following expenditure of development capital in support of growth. In the immediate period of growth over the next few years, Allied anticipates that cash flow along with proceeds from any financings will be re-invested in the development and growth of the business, with dividends anticipated to be paid following this growth period.
Dilution to Common Shares
Allied has and may in the future grant rights to acquire Common Shares in the form of options, warrants, convertible debt instruments (including the Convertible Debentures) or otherwise. During the term of such rights, holders are given an opportunity to profit from a rise in the market price of the Common Shares with a resulting dilution in the interest of the other shareholders. The Company’s ability to obtain additional financing during the period that such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of the Common Shares. The holders of options and other rights of the Company may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

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In addition, Allied may raise additional funds through the issue of its Common Shares, debt instruments and/or securities convertible into Common Shares in order to finance future operations and development activities. The size of future issues of Common Shares, debt instruments and/or securities convertible into Common Shares or the effect, if any, that future issues and sales of Allied’s securities will have on the share price cannot be predicted.
The increase in the number of Common Shares in the market and the possibility of sales of such shares may cause a reduction in the price of the Common Shares. In addition, as a result of the issuance of additional Common Shares, the voting power of the Company’s existing shareholders will be diluted.
Future Sales of Common Shares by Existing Shareholders
Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares. Substantially all of the Common Shares not held by affiliates of the Company can be resold without material restriction in Canada.
Dependence Upon Key Management Personnel and Executives
The Company is dependent upon a number of key management personnel and has entered into employment agreements with certain of its key executives. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage its operating, development, exploration and financing activities depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more key employees or the failure to and attract and retain new personnel could have a material adverse effect on the Company’s ability to manage and expand its business.
Possible Conflicts of Interest of Directors and Officers of the Company
Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. There can be no assurance that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In the event that the Company’s directors and officers are subject to conflicts of interest, there may be a material adverse effect on its business.
Disclosure and Internal Controls
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required decisions. The Company has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The Company’s failure to satisfy the requirements of applicable Canadian securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements,

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which in turn could harm its business and negatively impact the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.
ESG Disclosure
Compliance with gold industry standards and reporting against multiple sustainability and ESG indices could result in significant costs. Additionally, the increasing demand for disclosure on performance with regards to ESG and the many disclosure formats and indices being demanded, may result in significant costs to ensure and demonstrate compliance (particularly where standards change rapidly or duplication in reporting is required).
Failures of Information Systems or Cybersecurity Threats
The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with the Company’s operations. The Company’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenditures to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.
Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cybersecurity threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Any of these factors could have a material adverse effect on the Company’s results of operations, cash flows and financial position.

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Summary of Mineral Reserve and Resource Estimates
Mineral Reserves (Proven and Probable)
The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties as of December 31, 2025. See “Interests of Experts”.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
Mineral Property	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)
Sadiola Mine	37,164	1.17	1,400	104,664	1.61	5,411	141,827	1.49	6,811
Korali Sud Mine	1,658	0.68	36	1,275	1.56	64	2,933	1.03	100
Kurmuk Project	7,893	1.28	324	56,057	1.32	2,382	63,950	1.32	2,706
Bonikro Mine*	6,601	0.87	185	26,217	1.32	1,111	32,819	1.23	1,296
Agbaou Mine	1,798	1.07	62	3,810	1.53	188	5,608	1.39	250
Total Mineral Reserves	55,114	1.13	2,007	192,023	1.48	9,156	247,137	1.41	11,164
*Includes Oumé Deposit
Notes:
•Mineral Reserves are stated effective as of December 31, 2025 and estimated in accordance with CIM Standards and NI 43-101.
•Shown on a 100% basis.
•Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.
•Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. For further details, please refer to the Sadiola Report, the Kurmuk Report, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available under the Company’s profile at www.sedarplus.ca.
Sadiola and Korali Sud Mines:
oA base gold price of $2,000/oz was used for the pit optimization, with the selected pit shells using values of $2,000/oz (revenue factor 1.0 for all oxides, north and satellite pits) and $1,700/oz (revenue factor 0.85) for the Sadiola Main fresh rock zone.
oThe cut-off grades used for Mineral Reserves reporting were informed by a $2,000/oz gold price and vary from 0.26 g/t to 0.69 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.
Kurmuk Project:
oA base gold price of $1,700/oz was used for the pit optimization, with the selected pit shells using values of $1,530/oz (revenue factor 0.90) for Dish Mountain and $1,300/oz (revenue factor 0.76) for Ashashire.
oThe cut-off grades used for Mineral Reserves reporting were informed by a $1,700/oz gold price and vary from 0.36 g/t to 0.49 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

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Bonikro Mine:
oA base gold price of $2,000/oz was used for the pit optimization (revenue factor 1.00).
oThe cut-off grades vary from 0.46 to 0.69 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.
Agbaou Mine:
oA base gold price of $2,000/oz was used for the pit optimization (revenue factor 1.00).
oThe cut-off grades vary from 0.43 to 0.55 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.
Oumé Deposit:
oA base gold price of $2,300/oz was used for the pit optimization (revenue factor 1.00).
oThe cut-off grades vary from 0.54 to 0.71 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.
Mineral Resources (Measured and Indicated, and Inferred)
The following tables set forth the Mineral Resource estimates for the Company’s mineral properties as of December 31, 2025. See “Interest of Experts”.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated Mineral Resources
Mineral Property	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)
Sadiola Mine	49,326	1.06	1,686	158,434	1.55	7,872	207,760	1.43	9,557
Korali Sud Mine	2,117	0.68	46	5,863	1.11	209	7,980	1.00	256
Kurmuk Project	7,748	1.45	361	64,969	1.44	3,002	72,717	1.44	3,363
Bonikro Mine	8,339	1.14	306	32,316	1.38	1,436	40,654	1.33	1,742
Agbaou Mine	3,064	1.25	123	4,437	1.73	252	7,601	1.53	374
Total Mineral Resources	70,595	1.11	2,522	266,118	1.49	12,711	336,713	1.41	15,292

	Inferred Mineral Resources
Mineral Property	Tonnes (kt)	Grade (g/t)	Content (koz)
Sadiola Mine	45,547	1.13	1,656
Korali Sud Mine	1,209	1.66	65
Kurmuk Project	4,988	1.35	217
Bonikro Mine*	1,659	1.65	88
Agbaou Mine	781	2.62	66
Total Mineral Resources	54,183	1.20	2,091
*Includes Oumé Deposit
Notes:
•Mineral Resources are stated effective as of December 31, 2025 and estimated in accordance with CIM Standards and NI 43-101.

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•Shown on a 100% basis.
•Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•Mineral Resources, except for Oumé, are reported at a variable cut-off grade by material type, considering variable costs and recoveries considering a $2,300 gold price, constrained within a $2,300/oz pit shell and depleted to 31 December 2025. Cut-off grades range from 0.38 to 0.60 g/t Au at Bonikro, 0.37 to 0.48 g/t Au at Agbaou, 0.23 to 0.58 g/t Au at Sadiola, 0.30 to 0.66 g/t at Korali Sud, and 0.37 to 0.49 g/t at Kurmuk. Oumé is reported considering a $2,400 gold price and $2,400 pit shell, with cut-off grades ranging from 0.54 to 0.69 g/t Au.
•Rounding of numbers may lead to discrepancies when summing columns.
•Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. For further details, please refer to the Sadiola Report, the Kurmuk Report, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available under the Company’s profile at www.sedarplus.ca.
Material Properties
Sadiola Mine
Unless otherwise stated, the information, tables and figures that follow relating to Sadiola are derived, in part, and in some instances are extracts, from the technical report titled “Sadiola Gold Mine NI 43-101 Technical Report” dated effective June 12, 2023 (the “Sadiola Report”), prepared by Allan Earl, Matt Mullins, Gordon Cunningham and Peter Theron of Snowden Optiro, a business unit of Datamine Australia Pty Ltd (“Snowden Optiro”), each of whom is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.
Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Sadiola Report, which has been filed with applicable Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s profile at www.sedarplus.ca.
Property Description, Location and Access
The Sadiola Mine is an operating open-pit gold mine with a processing plant historically operated at approximately 5.0 Mt/y and increased to 5.7 Mt/y following completion of the Phase 1 expansion in late 2025, together with associated tailings and waste storage facilities and supporting infrastructure including administration and accommodation facilities, workshops, warehouses and storage facilities, and established sources of power, water and personnel.
The Sadiola Mine is 77 km south of the regional city of Kayes and about 440 km northwest of the capital city of Bamako. Sadiola is accessed via sealed road for 500 km from Bamako to Kayes and then 80 km along a single carriageway, sealed road. The Sadiola Mine can be accessed via the port of Dakar in Senegal by either rail or road to Kayes. A compacted laterite airstrip is operated for bullion dispatch and employee transport using light aircraft to and from Bamako. The majority of personnel are sourced from the local community with senior and expatriate staff flying in and out of Bamako.
The Sadiola Mine is within the Sudanese-type climatic zone, with an intense wet season from May to October and dry season from November to April. Approximately 90% of rainfall occurs between the months of June and September. Sadiola operates year-round with limited disruption to open pit operations during short-term, high rainfall events. Average monthly temperatures are consistently above 25°C; however, there is significant variation, with peaks of 45°C recorded on site. In the dry season,

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north-easterly trade winds blow from the Sahara Desert over West Africa, resulting in dry weather conditions and dusty winds referred to as Harmattan winds. In the wet season, the prevailing wind direction is from the south and southwest, referred to as monsoon winds.
The Mining Code is the governing legislation for Mali’s minerals and mining sector. The exploration and exploitation of minerals in Mali is subject to the Mining Code by decree.
Sadiola’s operating company, SEMOS, acquired the Sadiola Exploitation Permit in December 1994. Allied took control of SEMOS on January 1, 2021 by purchasing the collective 80% interest in SEMOS held by AngloGold Ashanti Limited (“AGA”) and IAMGOLD Corporation (“IMG”) pursuant to a share purchase agreement dated December 18, 2020. The Government of Mali holds a 20% stake in SEMOS.
The surface rights have been purchased and are sufficient for most of the proposed development
SEMOS’ economic framework is governed by the provisions of the 2023 Mining Code through to 2034. The general framework considers a corporate income tax rate of 25% on net profits for the first 3 years after first commercial production and 30% income tax rate on net profits thereafter. The framework also considers a government royalty of approximately 9.0% of the net revenue, considering the gold prices used to determine the Mineral Reserves. The royalty is comprised of the ISCP special tax and an ad valorem tax which is the component that varies with gold prices. In addition to this, Allied has committed to a contributing to the social development and other mining funds in Mali which amount to approximately 2.25% of the net revenue.
SEMOS’ current Exploitation Permit is valid until July 31, 2034.
Pursuant to legacy agreements with the previous owners (AGEM Ltd (a subsidiary of IMG) and AGA):
•$1.0 million is payable to IFC, upon approval of the Sadiola Expansion Project; and
•$24.9 million is payable to the previous owners upon production from the new process plant at each milestone of 250 koz and 500 koz.
The following risks may affect SEMOS’ right or ability to perform work on the Sadiola Mine:
•civil unrest in the country and local community which may lead to critical supply chain interruptions. The risk is considered mitigated with six weeks’ storage of supplies on site; and
•risk of a terrorist attack in Bamako, the capital city of Mali and the location of the international airport. An additional charter flight has been implemented to reduce the time spent in Bamako by employees. Increased security presence and precautions have been implemented at Bamako and at site.
History
The Sadiola Mine poured its first gold on December 20, 1996 and since start-up, the mine has produced more than 9 Moz of gold. Mining was suspended in April 2018 and the process plant continued to treat low-grade stockpiles up until Q2 2021. Allied restarted mining in 2021 and the process plant historically operated at approximately 5.0 Mt/y and recently expanded to 5.7 Mt/y, treats oxide, transitional

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and some fresh ore. Previous annualized gold production from 1996 to 2025 is summarized in the figure below.

Gold Production (Koz/y)
Feed Grade (g/t)
700
600
500
400
300
200
100
0
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
Gold Production
Mill Feed Grade

Year	Tonnes Processed (Mt)	Head Grade (g/t )	Contained Gold (koz)	Gold Produced (koz)
1996	0.11	1.80	6	3
1997	4.03	3.02	391	383
1998	4.95	3.32	529	506
1999	5.16	3.25	539	543
2000	5.34	3.76	646	611
2001	5.33	3.35	574	536
2002	5.04	3.50	567	480
2003	5.07	3.04	496	452
2004	5.15	3.76	622	459
2005	5.03	3.48	562	442
2006	4.82	3.89	603	499
2007	4.16	3.73	499	369
2008	4.12	3.93	520	453
2009	4.36	2.59	363	354
2010	4.37	2.22	312	287
2011	4.83	2.09	324	295
2012	4.64	2.03	303	245
2013	4.86	1.48	231	210
2014	5.03	1.47	238	206

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2015	5.06	1.17	190	169
2016	4.91	1.16	183	172
2017	5.03	0.98	158	155
2018	5.18	0.92	153	144
2019	4.77	0.89	136	125
2020	4.13	0.61	81	74
2021	4.55	0.71	105	96
2022	4.89	1.19	187	172
2023	4.82	1.24	192	175
2024	4.59	1.46	221	193
2025	4.95	1.37	219	194
Total	139.3	2.27	10,150	9,002
Allied’s mine plan at Sadiola includes:
•utilization of the existing process plant, historically operated at approximately 5.0 Mt/y to treat oxide and transitional material, including replacement of the oxygen plant in 2023;
•expansion of the process plant to approximately 5.7 Mt/y, completed in late 2025, enabling processing of up to 60% fresh rock, through upgrades to the crushing and grinding circuits in one of the plant lines and other plant modifications;
•installing a new process plant and upgrading some infrastructure to treat up to 10 Mt/y of harder fresh and oxide ore; and
•a 16-year life of mine plan based on the Mineral Reserves.
Geological Setting, Mineralization and Deposit Types
The reported Mineral Resource inventory at Sadiola is distributed across five mining areas, with the Sadiola Mining Area accounting for approximately 88% of the total inventory. The remaining inventory is hosted within the Tambali, FE2N, FE3, FE4, Sekekoto West, and Diba satellite deposits. These deposits are geologically comparable to Sadiola Main, sharing similar lithological and structural controls, and their reduced contribution to the current Mineral Resource inventory reflects the historical focus on, and depletion of, oxide and supergene material.
Sadiola Mining Area
The Sadiola mining area, comprising the Sadiola Main pit and the Far North deposits (FNA, FN3, FNBC, Sirimana East and West), represents the principal contributor to the reported Mineral Resource inventory. Mineralization is developed along the Sadiola trend over an approximate 2.5 km drilled strike length and remains open to the north, south, and at depth.
Gold mineralization is structurally controlled by the northerly–trending Sadiola Shear Zone (SSZ) and north-northeast-trending secondary structures, which marks the contact between siliciclastic and arenitic units to the west and impure carbonate units to the east with contributions from northeast-trending cross-structures, often aligned along felsic to intermediate composition intrusions. Near surface, mineralization formed a broad envelope of up to 200 m in width within the oxide zone and has been mined to depths of approximately 200–220 m below surface. At depth, the mineralized zone narrows to generally less than 50 m but remains continuous to at least 600 m below surface and is open at depth.
Mineralization is focused within a structurally complex shear corridor, typically 10 to 50 m thick, comprising interconnected shears and fractures, with subsidiary, generally northeast-trending, mineralized

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splays extending into the carbonate sequence. The scale, continuity, and depth persistence of mineralization define the primary domaining framework for the reported Mineral Resource inventory.
Satellite Mining Areas
The Tambali, FE2.5, FE3, FE4, Sekekoto West, and Diba deposits comprise satellite mining areas that share the same fundamental geological controls as Sadiola Main. Mineralization is spatially associated with contacts between siliciclastic and carbonate units and is structurally controlled by intersecting shear zones, thrusts, and locally intense folding. Of the deposits, Diba is the only one entirely hosted by calcareous siliciclastic rocks. These deposits were developed primarily as oxide and supergene targets, with mineralization occurring near surface within structurally controlled zones adjacent to the carbonate–siliciclastic contacts. In all cases, mineralization extends along plunge to depth into fresh rock and remains open.
Tambali is hosted predominantly within siliciclastic units, felsic to intermediate intrusions and controlled by steeply dipping northwest- to northeast-trending shear zones. Mineralization at the Tambali Zone is open to the north, northeast and to depth.
The FE group of deposits developed along several, laterally extensive carbonate–metasiliciclastic contacts, where thrusting, shearing, intersecting northeast-trending and folding generate locally complex geometries.
Sekekoto West is dominated by near-surface laterite, supergene, and saprolitic mineralization along steep northerly-, northeasterly- and northwest-trending shear structures. Diba is characterized by stratigraphically controlled, shallow east-dipping mineralized lenses within calcareous sedimentary units, with the remnant Mineral Resource largely hosted in fresh material.
The distribution of Mineral Resources across the satellite deposits reflects material type and mining history rather than differences in geological fertility. The historical focus on oxide and supergene material, the presence of less well-developed structures together with limited down-dip and down-plunge testing of fresh mineralization relative to Sadiola Main, explains, in part, their reduced contribution to the current Mineral Resource inventory.
Exploration
The geology of Sadiola comprises a predominantly sedimentary sequence that has a well-developed laterite regolith of several metres in thickness developed across the Sadiola Mine, such that early detailed surficial field mapping and structural data collection has been variably successful. Reliance has been placed on remote and ground geophysical data acquisition as well as extensive geochemical sample collection programs.
Geochemical tools used effectively in the past have comprised soil sampling, termite mound sampling and locally shallow auger traverses. Airborne magnetics and radiometric, electromagnetic and ground gravity were acquired over the entire Property area. Gradient and pole-dipole induced polarization (“IP”) (both as discrete small area grids) were conducted over most known mineralized trends to characterize the mineralization already identified, but this has yet to be extended to new target areas.
Since 2021, Allied has focused its exploration activities close to the existing pits with the aim to improve the orebody characterization for the Sadiola Expansion Project as well as to increase the inventory of oxide- and transitional-facies Mineral Reserves to provide additional feed to the mill. Allied’s current near mine exploration targets are focused on identifying additional oxide and transition zone

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mineralization at Sekekoto, Sadiola Main Stage 6 extension, FE2.5, FE2N, FE1, TK1, FE4, S12 and fresh rock targets in Tambali South and Sadiola Main.
Drilling
Over 52,470 m of diamond core drilling (DD) and 156,556 m of reverse circulation drilling (RC) have been undertaken by various drilling companies, including grade control drilling and 6,440 m of Reverse Circulation with Diamond Tail (RCD). A total of 3,055 drillholes for 302,439 m have been drilled by Allied since January 2021.
DD used the conventional wireline method with PQ (85 mm), HQ (63.5 mm) and NQ (47.6 mm) dual and triple-tube core barrels. RC used 115 mm dual-tube drill rods. Allied’s DD holes were drilled with a PQ collar, and once in competent rock, continued in HQ to the end of hole. The holes were inclined predominantly between -50° and -70° and the depths of the DD holes ranged from 24 m to 620 m. Occasionally short re-drills were needed to remedy core loss near surface.
Core recovered was placed in core trays, with the depth interval marked on core blocks at the end of each run as determined by the driller counting the number of drill rods used in the hole as a guide, and an orientation line drawn from the oriented core survey marks.
Geological logging incorporated weathering facies, lithology, structure, alteration mineral species, frequency of veining and its make-up with the orientation of all fabric facilitated by using oriented core. These data provide adequate information to be considered fit for the purpose of Mineral Resource estimation.
Sampling, Analysis and Data Verification
The RC chip samples were collected from the drill rig cyclone every metre for the entire length of each hole. The chip samples were split into representative portions using a 75:25 riffle splitter and placed into consecutively numbered sample bags for dispatch to the assay laboratory. Standards, blanks and duplicates were inserted into the sample number sequence at 1:20 (4 quality control quality assurance samples and 16 regular samples within 20 samples) in the required intervals. Sieved reference rock chip samples were collected in chip trays for logging; these were photographed, and the trays retained in the core shed facility.
After logging, the diamond core was photographed whole on a tray-by-tray basis with the metre marks, orientation line and cut line visible. Once photographed, the core was cut in half along the marked cut line (displaced from but parallel to the orientation line) using a diamond saw. Samples for analysis were collected consistently from the same half of the core and placed into consecutively numbered sample bags.
Analytical facilities used by AGA included the SEMOS onsite laboratory, as well as independent laboratories SGS Bamako, SGS Kayes and SGS Booysens. Since Allied’s involvement in 2021, the SEMOS onsite laboratory has been maintained for grade control, while exploration samples are analyzed at the external MSA and Bureau Veritas laboratories in Bamako, using photon assay and fire assay methods respectively. Occasionally, samples are processed by the on-site lab on a dedicated sample stream to prevent contamination from mine grade control samples.
Allied has undertaken one physical audit of the SEMOS onsite laboratory this year using Allied’s consulting QAQC Manager. The independent reviewer expressed their satisfaction with the practiced approach to sample preparation and proficiency with fire assay protocols.

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Allied has maintained quality assurance/quality control (“QA/QC”) management of samples received from Bureau Veritas, MSA and SEMOS laboratories. Database managers review all assays as they arrive from the laboratories to judge their suitability for addition to the database. After the initial validation, assay certificates are imported into the database using Fusion software. Each month, assays received are summarized in a monthly QA/QC report generated by the QA/QC Manager. Assay samples are quarantined until fully vetted for QA/QC.
The original DataShed database used previously by Allied has been migrated to a Fusion database for Allied’s Mineral Resource estimation.
Mineral Processing and Metallurgical Testing
The 2015 to 2022 production data was used to forecast metallurgical performance in the existing CIP gold process plant. Metallurgical test work on primary ore was conducted between 2002 and 2010 by the previous owners and an additional program was implemented during 2022.
The 2022 program was conducted at ALS Metallurgy in Perth (managed by DRA and MineScope) and consisted of eight master composites and 131 variability composites from 31 DD holes covering oxide (saprolite), transition (greywacke) and primary mineralization (calcite marble, shear, greywacke, diorite).
The metallurgical test work included mineralogy, grind size selection, comminution tests and leach tests including whole-of-ore leaching tests (without gravity recovery option), ball mill grinding work index tests, flotation tests, thickening and rheology tests, tailings detoxification and evaluation of the metallurgical variation in different ore types. Test work indicated that a conventional grinding and leaching process plant design was appropriate to treat the primary mineralization achieving metallurgical recoveries of approximately 75% in average.
The 2022 test work also showed that the presence of some sulphide bearing minerals had a significant impact on the gold recovery for the fraction of gold not amenable to conventional leaching, with mineralogy studies confirming that about 25% of the total gold remains locked mainly in arsenopyrite and pyrite. A geometallurgical model is being developed to increase the understanding of the distribution of these minerals in the orebody and test work is progressing aimed at increasing recovery for the portion of gold not recoverable by the conventional leaching circuits.

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The throughput and gold recovery estimates detailed in the table below are as indicated from the test work performed during 2009, 2010 and the 2022 work.

Estimated throughput and gold recovery in new process plant
Ore type	Gold recovery (%)	Throughput (Mt/y)
Laterite	90.0	12.16
Saprolite	92.0	20.88
Siliceous oxide	85.0	12.16
Soft sulphide	82.0	12.16
Primary – porphyry	74.7	6.72
Primary – greywacke	74.7	6.72
Primary – diorite	82.3	6.76
Primary – Main calcite marble	74.6	8.76
Primary – FN calcite marble	63.1	8.76
Primary – shear	74.3	7.88
Blast oxide	85.0	12.16
Blast primary	75.5	12.16
Mineral Resource and Mineral Reserve Estimates
Mineral Resources
The Mineral Resource estimates presented herein are based on block models completed in December 2025, incorporating drilling data available up to October 31, 2025. The estimates were prepared by Mr. Alejandro Garrone, MAusIMM (CP), a qualified person within the meaning of NI 43-101.
Mineral Resources have been estimated in accordance with the CIM Standards and are reported in compliance with NI 43-101. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.
The Mineral Resource estimate for the Sadiola Mine comprises seven areas: Sadiola Main, Tambali, Sekekoto West, Farabakouta East (FE2.5, FE3, and FE4), and Diba. Sadiola Main accounts for the majority of the Mineral Resource inventory and therefore forms the basis for the estimation methodology described below. Estimation parameters applied to the satellite deposits are consistent with Sadiola Main, with minor local adjustments where required to reflect geological conditions and data support.
Geological modelling was completed using Leapfrog Geo (version 2024.3.1). Datamine Studio RM (version 2.2.304.0) was used for data preparation, block modelling, grade estimation, validation, and reporting. Geostatistical analyses and variography were carried out using the GSLib software suite. Optimized open-pit shells used to constrain Mineral Resources and demonstrate reasonable prospects for eventual economic extraction were generated using GEOVIA Whittle.
Mineral Resources were estimated using a geostatistical block-modelling approach informed by gold assay data collected from diamond drill holes (DD) and reverse circulation (RC) drill holes completed for both exploration and production purposes. Drilling data were compiled and verified prior to estimation, and three-dimensional models of lithology, structure, weathering, and mineralization were constructed to define mineralization domains.

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Assay data were composited to 4 m lengths within mineralization domains. Unsampled intervals were reviewed, with invalid or non-geological holes excluded and remaining gaps assigned zero grade. Domain-specific outlier analysis was undertaken using statistical and graphical methods, including probability plots and sensitivity analysis, and top-cuts were applied where required. The application of top-cuts resulted in an average reduction in mean grade of approximately 3%.
A three-dimensional block model was constructed using a parent block size of 10 m × 10 m × 10 m, with sub-celling to a minimum of 1 m in all directions to honour geological boundaries and mineralization geometry. Lithology and weathering were coded at sub-cell resolution, and block volumes were validated against corresponding wireframe volumes to confirm correct domain coding.
Mineralization domains were grouped for variographic analysis based on geometry, orientation, geological setting, and data support. Correlograms were modelled on representative domain populations and applied to associated domains with similar geological characteristics, with variogram orientations adjusted to reflect domain-specific geometry. Gold grades were estimated using Ordinary Kriging into parent blocks through a three-pass estimation strategy. Each domain was estimated independently, with progressively relaxed data requirements in successive passes to accommodate variable drilling density. Search parameters and anisotropy were informed by variogram models and aligned with geological controls, with average search ranges of approximately 100 m × 50 m × 30 m.
Bulk density values were assigned by lithology and weathering type based on historical measurements. The block models were validated through visual comparison of estimated grades against informing composites on plans, sections, and three-dimensional views, as well as statistical comparison of estimated block grades to capped composite populations, demonstrating good agreement.
Mineral Resources were constrained by a topographic surface generated from end-of-mining surveys for inactive pits and December 2025 end-of-month surveys for active mining areas. Mineral Resource classification was based on geological confidence, drilling density, and geostatistical support, and is linked to estimation pass and variogram ranges. Measured Resources are estimated in the first pass, primarily supported by production drilling at approximately 10 m × 5 m spacing. Indicated Resources are estimated in the second pass with a minimum of four drill holes within variogram ranges, typically representing spacing of approximately 60 m × 30 m or better. Inferred Resources are estimated in the third pass with a minimum of three drill holes within variogram ranges, typically representing spacing of approximately 100 m × 50 m or better. Isolated blocks were reviewed and excluded from pit optimization and reporting.
Mineral Resources are reported within an optimized open-pit shell generated using site-specific technical and economic assumptions consistent with Mineral Reserve reporting and a gold price of US$2,300 per ounce.
See “Summary of Mineral Reserve and Resource Estimates”.
Mineral Reserves
The Mineral Reserves estimates presented herein are based on block models completed in December 2025, incorporating drilling data available up to October 31, 2025. Economic parameters were provided by Allied Gold Corp., including the gold price, refining, and royalties. Operating costs were based on the current mining contract, the 2024 feasibility study, and the 2025 budget. Metallurgical recoveries were obtained from site and the 2024 FS study tests.
The estimates were prepared by Mr. Esteban Chacon Meynard, Chilean Accreditation Commission for Competences in Mineral Resources and Mineral Reserves, as a qualified person within

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the meaning of NI 43-101, in accordance with CIM Standards and the Committee for Mineral Reserves International Reporting Standards (the “CRIRSCO Standards”).
Mineral Reserves have been estimated in accordance with the CIM Standards and are reported in compliance with NI 43-101.
The Mineral Reserve reflects the portion of the Mineral Resource which can be economically extracted by open pit methods, and considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. The Proven Mineral Reserve estimate is the economically mineable portion of the Measured Mineral Resource. The Probable Mineral Reserve is the economically mineable portion of the Indicated Mineral Resource.
For reserves evaluation, Maptek Vulcan and Dassault Systems Whittle mining software were used. Dilution was applied using different methods for different pits considering the configuration of the mineralization. For Sadiola Main, Tambali, and FE2.5, reblocked models were generated with dimensions of 5.0 x 5.0 x 3.33 m, 5.0 x 10.0 x 3.33 m, and 2.5 x 2.5 x 5.0 m, respectively. No additional dilution factor was applied. For Sekekoto West and Korali Sud, dilution was applied based on a minimum mining width according to mining parameters and then applying 1.0 meter of dilution allowance to the hanging wall and footwall of each of the mineralized lodes. Mineable volumes based on this selective mining unit were created using Mineable Shape Optimizer (MSO), then used to generate a diluted sub-celled MSO model. Pit optimization, using either the reblocked or the MSO model for each area, was carried out using a base gold price of $2,000/oz. A revenue factor of 1.0 was used for the final pit design for all oxide zones, including Sadiola North and satellite pits. A revenue factor 0.85 was used for the final pit design in Sadiola Main sulfide pit. Mineral Reserves were reported using cut-off grades informed by a $2,000/oz gold price and vary from 0.26 to 0.76 g/t gold for different ore types due to differences in recoveries, costs for ore processing, and ore haulage.
Allied is not aware of any metallurgical, geotechnical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, and other relevant issues that could impact the Mineral Resource estimate or the Mineral Reserve estimation at Sadiola. Please also refer to “Description of the Business – Risk Factors – Uncertainty in the Estimation of Mineral Reserves and Mineral Resources”.
See “Summary of Mineral Reserve and Resource Estimates”.
Mining Operations
Mining of the Sadiola Main, Tambali, and Sekekoto Mineral Reserves will be carried out by mechanised open pit extraction methods until 2041, after which low-grade stockpiles will be treated until 2042. Mining will use 300 t class excavators and 90 t class haul equipment for mining of oxide, transition and fresh ore and the continued mining of primary ore. Studies show that there is no material upside benefit realized by using increased capacity mechanised equipment.
The existing mining contractor has three fleets of Caterpillar 6015 excavators and Caterpillar 777 trucks. Additional mining equipment fleet will be required over the LOM including five additional excavators and 32 trucks.
Material aspects of mine planning and mine design are:
•Mining will occur in existing pits for all existing mining areas; no greenfields pits will be established.
•Dewatering of pits and storage of some water will be required.

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•Ore extraction from the pits will initially be focused on oxide ores until mid-2026 with primary ores targeted from mid-2026 onward.
•A new TSF will be completed by the end of 2027 (with construction scheduled to start in 2026).
•Mining will be carried out by contractors over the entire LOM.
•Geotechnical risks exist in the large Sadiola Main pit which have been mitigated by additional geotechnical test work, staged mining, radar monitoring and two separate ramps.
The current or existing pits have been designed and laid out from a geotechnical and practical mining perspective. This reduces the need to recontour or rehabilitate mining areas prior to extraction, nor is excess additional pre-stripping required to access ore. Bench designs have been considered for waste and ore with the current design parameters including 20 m wide catch berms every 50 m in the oxide zone and 80 m in the primary zone. The existence of faults in the open pits is known and have been accounted for in the designs.
The LOM plan schedules a total material movement of 144.6 Mt of ore over a 17-year period. Mining has been designed and scheduled for total ex-pit tonnages moved and is expected to ramp up to 50 Mt/y in 2028 before decreasing in 2037. Most of the ore will come from the Sadiola Main pit, with ore production scheduled to ramp up from 6.0 Mt/y in 2026 to an average of about 9.2 Mt/y from 2030 before the pits are depleted in 2042.
Processing and Recovery Operations
The existing process plant is a conventional carbon in pulp (“CIP”) circuit and is designed to treat soft oxide and 25% transitional ore. The existing plant consists of primary crushing for oxide ore, secondary crushing for transitional ore, grinding to 80% passing (“P80”) 75 µm using two SAG mills and a ball mill, pre-oxidation, cyanidation and carbon adsorption for 24-hour leach residence time, followed by electrowinning and smelting to produce gold doré at an average of 92% recovery from oxide ore.
The Stage 1 Expansion added a new ball mill and a crushing circuit, allowing the plant to treat up to 60% of fresh rock at an increased throughput of 5.7Mt/y, leading to more stable operations and higher production levels.
The Phase 1 mill is expected to ramp up in the first quarter of 2026, alongside the completion of ancillary systems and power-supply upgrades. Further optimizations to the processing circuit, including instrumentation and automation upgrades, are planned for execution this year. Together, these initiatives are expected to improve operating conditions, enhance overall processing performance, and reduce reagent consumption incrementally.
The Company concluded that adding a pre-leach thickener to the circuit allows the plant to process over 90% of the fresh ore in the feed, increasing operational flexibility and potentially increasing production. Given that a pre-leach thickener is required regardless of the selected expansion scenario, the Company decided to begin engineering and design in late 2025 to prepare for construction in 2026.
Allied has also concluded that the best execution strategy for Phase 2 expansion at Sadiola is to progressively optimize, develop, and expand the current processing plant and ancillary infrastructure, rather than build a new processing plant. This organic growth strategy allows for more efficient deployment of capital and management of execution risks, and it enables the same ultimate throughput of over 9 MT per year of ore processed defined in the previous feasibility study, but with interim and organic steps at 7 MT and 8 MT per year. This strategy also allows the recovery improvement project and the energy program to be implemented progressively as throughput capacity expands, for further capital

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efficiency and returns, although with the pending corporate transaction, Zijin Gold International Company Limited (“Zijin Gold”) will have the option to pursue alternative development plans, including the construction of a larger plant. For 2026, the Company will advance the engineering and early works required for the 7MT per year step, together with the studies to increase recoveries, new tailings storage facility construction, solar farm earthworks and mobilization.
The 7MT per year step of the processing plant includes the construction of a permanent two-stage crushing plant and a grinding mill in the second line of the Sadiola plant, planned for development between late 2026 and late 2028. The subsequent 8MT and 9MT per year steps consist of adding a permanent tertiary crushing circuit and wet plant upgrades, respectively, and could be executed sequentially or concurrently, along with related expansions to power generation and ancillary facilities
At the 7 Mtpa throughput, the plant configuration will include the existing Stage 1 three-stage crushing circuit operating in parallel with a new two-stage crushing circuit. Downstream, the comminution circuit will comprise two parallel milling circuits (Stage 1 and a new mill already owned by the Company), producing a final grind of P80 75 µm. The remainder of the flowsheet will include a pre-leach thickener, pre-oxidation, cyanidation, and carbon adsorption, utilizing the existing facilities and remaining consistent with the general processing path defined for Sadiola in the previous technical work.
The following existing unit processes and infrastructure will be leveraged to minimize capital expenditure:
•leach and adsorption circuits
•elution and carbon regeneration
•gold electrowinning
•reagent make up systems
•existing services and utilities
Infrastructure, Permitting and Compliance Activities
Infrastructure
Existing infrastructure includes an accommodation village, laboratory, offices, warehouse, maintenance workshop, a 1.8 km airstrip, a 55 km water pipeline from the Senegal River and an expanded diesel power station comprised of 31 x 1 MW gensets in total. The Company is undertaking a staged and scalable approach to address Sadiola’s growing power needs, initially installing additional state-of-the-art diesel generators and control systems to complement the existing legacy system, followed by the implementation of a hybrid power solution, with the deployment of more efficient medium-speed thermal units, and a photovoltaic plant with battery energy storage systems ("BESS") sufficient to meet the power requirements of the Phase 1 expansion at reduced costs. The systems will then be scaled up to satisfy the energy needs of the next phase of expansion, providing Sadiola with a flexible power solution capable of meeting its ultimate power needs, while being self-reliant, efficient and cost-effective, and preserving the option to build an overland 225 kV power line to connect the site to the national grid.
Permits
Permits are in place for the existing operation.

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Environmental and social baseline studies undertaken for the Sadiola Expansion Project have included:
•Air quality monitoring to include particulate matter.
•Noise monitoring.
•Testing of pre-mining groundwater at numerous shallow wells in villages to the north and west of the Sadiola Main pit.
•A vegetation survey over an area of 220 ha in the main mining areas as part of the 2021 and 2022 ESIA studies.
•Environmental and social monitoring during 2020 including rainfall, dust deposition and water quality.
SEMOS has programs to evaluate the efficiency of resource use and pollution prevention. Data recorded includes annual water and energy consumption, greenhouse gas emissions and volumes of waste generated. SEMOS also reports monthly on, among others, land acquisition activities, local employment data, incidents and engagement activities.
The Sadiola expansion phase 1 was completed by December 2025. The Sadiola expansion phase 1.5 was approved in December 2025, which includes the installation of a pre leach thickener by Q1 2027 and construction of the expanded area for increasing the total throughput to 7 Mt/a by Q1 2029. This new expansion includes the required power infrastructure and new tailing storage facility # 2 (TSF # 2). All environmental permits required for bush clearance and construction of power infrastructure (solar farm and HFO plant) were obtained in Q4 2025 and Q1 2026. All permits required for bush clearance and construction of TSF # 2 are underway and the required permit shall be ready before the end of March 2026. Additional permits are required to be in place prior to construction and operation of the Sadiola Expansion Project, which are relatively easy to obtain as they are within the current mine concession boundary. This includes:
•Construction Permit for the installation of a pre leach thickener by Q1 2027 and construction of the expanded area for increasing the total throughput to 7 Mt/a by Q1 2029.
•Bush Clearing Permit required for construction activities of the process plant as described above.
•Radiation Permit for the transportation, storage and use of radiation sources (i.e. components in the process plant) as applicable for the construction activities of the process plant as described above.
Land acquisition and compensation for affected assets (i.e. farms, crops, houses or other structures) must be completed ahead of project implementation. Following the land use surveys for the powerline corridor, land acquisition and compensation costs will be confirmed.
Environmental
Tailings Storage Facilities
A new lined TSF facility will be completed in early Q1 2028 to contain the tailings from the new, expanded process facilities. The scope of this project includes:
•Construction of a lined, downstream-raised TSF, including starter embankment and staged embankment raises.
•Embankment earthworks, including foundation preparation, underdrainage systems, seepage collection, and seepage return infrastructure.

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•Installation of liner systems and associated leakage detection and monitoring provisions.
•Tailings deposition infrastructure and operating arrangements in line with the PFS deposition strategy.
•Decant and return water management systems to support TSF operations.
•Tailings feed and return water pipeline systems, including allowances for interim and permanent configurations.
•Continued operation of TSF1, including ongoing return water line requirements for the foreseeable future.
•Electrical and control interfaces associated with tailings pumping and water return systems.
•Integration with existing plant infrastructure, utilities, and access requirements.
Future lifts will be completed in accordance with production plans.
Waste Rock Dumps
Waste rock will be disposed in waste rock dumps (“WRDs”) located adjacent to the open pits. The area to the east of the Sadiola open pit was selected as a dump location to minimize haulage distances and to keep the haulage cost low (i.e. being close to the pit exit) while reducing the likelihood of sterilizing future mineralization.
Geochemical test work has demonstrated a low risk of acid generation from the WRDs. Any minor proportions of potentially acid forming material would be placed centrally within the waste dumps. Arsenic exceeded release guideline concentrations in 38% of samples and this was distributed across all lithologies, pits and rock types. Additional kinetic test work is being carried out to confirm the results. Fresh and transitional waste will likely be encapsulated with an outer facing of oxide waste and trials of wetlands and laterite filters for closure may be required to control the release of these metals. It is envisaged that a cover system of benign waste and a growth medium will be required to rehabilitate the waste rock landform at closure.
Permits to discharge water from mining pits are in place subject to the assessment of water quality. Some water may require storage onsite and re-use due to elevated concentrations of arsenic, fluoride and molybdenum.
Social
Current mine activities occur within the Sadiola Rural Commune. The commune comprises 46 villages. Eight of these are situated within 4 km of the Sadiola Mine and are considered directly or indirectly affected by ongoing mining activities. Sadiola is the largest village and is the regional administration centre of the Commune.
Several key environmental and social plans are implemented on site, including environmental and social management and monitoring, local development (developed in collaboration with the local development committees), mine closure and stakeholder engagement.
Closure Provisions
Allied engaged Kewan Bond (Pty) Ltd as an independent consultant to review and update the mine closure estimate. The closure cost at the end of 2025, excluding retrenchment, was estimated at $95.8 million. Allied has committed to provide bank guarantee at a rate of $0.67/t mill feed processed by the Sadiola Expansion Project, which is to cover closure costs at the end of the mine life.

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Capital and Operating Cost Estimates
LOM capital costs for Sadiola are estimated at $672.4 million to a current planned completion of ore processing in 2042, with closure costs continuing to 2045. The estimate has an accuracy range of ±15%. The LOM capital costs include a 5% contingency.

Sadiola LOM capital cost estimate ($M)
Item	Total

Phased expansion	431.1
Mining mobilization-demobilization	16.3
Sustaining capital	119.0
Closure and rehabilitation costs	106.0
Total	672.4
Operating costs for Sadiola comprise mining, processing, and general and administration (“G&A”) and are estimated at $5,062 million over the LOM as summarized in the table below. The operating cost estimate is considered to have an accuracy of ±15% with the following breakdown:
•Operating costs and royalties total $36.50/t ore.
•Mining costs total $3.32/t rock mined (ore plus waste).
•Processing costs and administration costs total $18.89/t ore processed.
•Selling costs total $25 million and government and community royalties total $624 million.
•AISC(1), excluding the process plant expansion and mine closure costs, over the LOM is approximately $1,023/oz.

Sadiola LOM operating cost summary ($M)

Area	Total
Mining	2,094
Processing	2,258
Site administration	685
Selling cost	25.5
Royalty	624.2
Total	5,687
Total unit cost ($/t ore)	36.50
Unit mining cost ($/t rock)	3.32
Unit processing and G&A ($/t ore)	18.89
Allied has concluded that the best execution strategy for Phase 2 expansion at Sadiola is to progressively optimize, develop, and expand the current processing plant and ancillary infrastructure, rather than build a new processing plant. This organic growth strategy allows for more efficient deployment of capital and management of execution risks, and it enables the same ultimate throughput of over 9 MT per year of ore processed defined in the previous feasibility study, but with interim and organic steps at 7 MT and 8 MT per year. This strategy also allows the recovery improvement project and the energy program to be implemented progressively as throughput capacity expands, for further capital
1 This is a non-GAAP performance measure and ratio for which the closest IFRS measure is cost of sales, excluding DA. See "General Matters - Non-GAAP Financial Performance Measures”.

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efficiency and returns, although with the pending corporate transaction, Zijin Gold will have the option to pursue alternative development plans, including the construction of a larger plant.
The total capital expenditures for the 7MT per year step of the processing plant are estimated at approximately $200 million, including engineering and construction of a permanent two-stage crushing plant and a grinding mill in the second line of the Sadiola plant, which are planned to be developed between late 2026 and late 2028. The subsequent 8MT and 9MT per year steps consist of adding a permanent tertiary crushing circuit and wet plant upgrades, respectively, and could be executed sequentially or concurrently, along with related expansions to power generation and ancillary facilities.
Operating costs are expected to be in-line with the Sadiola LOM operating cost summary, with increases expected related to royalties due to higher metal prices, combined with increases related to standard inflationary pressures.
Capital additions at the Sadiola mine totaled $83.0 million in 2025, driven primarily by Phase 1 expansion activities as the site began processing ore through the newly installed fresh‑ore comminution circuit. Production costs for the year were $464.5 million. In 2026, capital investments are expected to reach $116.0 million, mainly supporting the pre‑leach thickener installation, instrumentation and automation upgrades, engineering and initial construction for the 7MT per year step of Phase 2, as well as the continued progress on the solar farm and the construction of the new tailings facility.
Exploration, Development and Production
Allied’s current near mine exploration targets are focused on identifying additional oxide and transition zone mineralization at Sadiola Main, FE2.5, FE4, FE2N, FE1, TK1 and fresh rock targets in Sekokoto West, FE4, FE2, Tambali and Sadiola Main.
In 2023, Allied Gold carried out a feasibility study to investigate various options to enable primary ore to be treated in the existing circuit and defer the full Sadiola Expansion Project in order to accommodate Allied’s capital allocation strategy, de-risk the full expansion and develop additional optimization opportunities, including cost reductions and improvements in recoveries. The feasibility study recommended tertiary crushing of primary ore and installation of a pre-purchased 7 MW ball mill together with the existing circuit. Mill modelling showed that 3 Mt/y of primary ore and 2.75 Mt/y of oxide ore could be treated through the upgraded circuit (Stage 1 expansion).
The Stage 1 expansion scope of work is summarized as:
•The installation of a new 400TPH tertiary crushing circuit producing a P80 of 11.1mm.
•The relocation and utilization of two existing variable speed belt feed hoppers to feed the refurbished, pre-purchased 7 MW ball mill.
•Grinding of primary ore to P80 75 µm using the 7 MW ball mill. The cyclone overflow at 40% solids would be pre-oxidized and leached in one train of the existing CIP circuit.
•Crushing and grinding of oxide ore to P80 75 µm using the existing 2.5 MW primary mills and 2.5 MW regrind mill. The cyclone overflow at 32% solids would be pre-oxidized and leached in one train of the existing CIP circuit.
•Tailings combined for cyanide detoxification and then pumped to the TSF.
•Carbon recovered from each CIP circuit would be treated in the existing elution circuits for subsequent electrowinning and smelting to produce gold doré.
•The additional 10 MW of power is provided by a third party through a power purchase agreement.
The Stage 1 expansion is now planned to be followed by a progressive Stage 2 expansion strategy to incrementally optimize, develop, and expand the current processing plant and ancillary

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infrastructure. This organic growth strategy allows for more efficient deployment of capital and management of execution risks, and it enables the same ultimate throughput of over 9 MT per year of ore processed defined in the previous feasibility study, but with interim and organic steps at 7 MT and 8 MT per year. This strategy also allows the recovery improvement project and the energy program to be implemented progressively as throughput capacity expands, for further capital efficiency and returns, although with the pending corporate transaction, Zijin Gold International Company Limited (“Zijin Gold”) will have the option to pursue alternative development plans, including the construction of a larger plant.
Once completed, the full Stage 2 expansion is expected to produce up to approximately 300 koz/year on average over the life of mine (LOM), which is forecasted to extend from 2026 to 2040. The Company will advance the expansion engineering and will continue to advance the recovery improvement project based on the Albion technology to the feasibility study level during 2026.
The phased investment approach allows Allied to execute its growth plan with lower execution risks and a disciplined capital allocation approach, while providing the opportunity to advance the optimizations aimed to increased metallurgical recoveries, increasing production and reducing costs.
Despite having over 7 Moz in Proven and Probable Mineral Reserves in open pits and several exploration targets near surface, there is strong underground potential at Sadiola. Orelogy carried out a conceptual study for an underground development, which demonstrated the potential for an underground mine using long hole open stoping.
Allied has purchased its own drill rigs capable of drilling to 1,500 m depth. Drilling to test underground potential is anticipated to commence in 2026
Project update and on-going progress
As previously noted, with the implementation and completion of the Stage 1 expansion, Sadiola is expected to maintain more consistent production with the above mentioned higher level of fresh ore feed beginning in 2026, resulting in annual production of 200,000 to 230,000 gold ounces, representing a 17% to almost 30% increase over annual production in 2023 when the phased expansion and certain other improvements and optimizations at Sadiola were first introduced. The Phase 2 expansion is expected to provide a further increase in production and a reduction in costs for the life of the mine once completed.
Construction of the Stage 1 Project at Sadiola broke ground in the fourth quarter of 2024 and advanced throughout 2025 on schedule and on budget. Ore feed to the mill started late in the fourth quarter, and the Stage 1 mill is expected to ramp up in the first quarter of 2026, alongside the completion of ancillary systems and power-supply upgrades. For 2026, the Company will advance the engineering and early works required for the 7MT-per-year step, together with studies to increase recoveries, the start of construction of the new tailings storage facility, and earthworks and mobilization for a photovoltaic plant. Further optimizations to the processing circuit, including instrumentation and automation upgrades, are planned for execution this year. Together, these initiatives are expected to improve operating conditions, enhance overall processing performance, and reduce reagent consumption incrementally.
Kurmuk Project
Unless otherwise stated, the information, tables and figures that follow relating to Kurmuk are derived, in part, and in some instances are extracts, from the technical report entitled “NI 43-101 Technical Report for the Kurmuk Gold Project, Ethiopia, Africa” dated effective June 9, 2023 (the “Kurmuk Report”), prepared by Allan Earl, Michael Andrew, Gordon Cunningham and Peter Theron of Snowden Optiro and Steve Craig of Orelogy Consulting Pty Ltd, each of whom is a “qualified person” within the meaning of NI 43-101. See “Interests of Experts”.

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Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Kurmuk Report, which has been filed with applicable Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s profile at www.sedarplus.ca.
Property Description, Location and Access
The Kurmuk Project is located in western Ethiopia, approximately 750 km west-northwest of the capital city of Addis Ababa and 65 km north-northwest of the town of Asosa. The Kurmuk Project is accessed via a sealed road that connects the border town of Kurmuk to Asosa, with highways linking to Addis Ababa and Djibouti port. Asosa is serviced by three daily domestic flights from Addis Ababa. The border with Sudan is approximately 5 km due west of the proposed mine site.
The region has a sub-tropical climate, with a wet season extending from May to October. Average annual rainfall is 950 mm. The temperature ranges from 25°C to 42°C, with the highest temperatures recorded in March and April.
The Kurmuk Project area is within the East Sudanian Savanna ecoregion, a topographically rugged area with steep northeast trending ranges up to 1,500 m elevation and ephemeral streams in the valleys. The local population within the mine site area of influence is estimated at 9,500.
Mining in Ethiopia is regulated by the Ministry of Mines and Petroleum (“MoMP”) under the Mining Operations Proclamation with six types of licences issued: reconnaissance, exploration, retention, artisanal, small-scale mining and large-scale mining licences. Kurmuk has a Large-Scale Mining Licence which was granted on September 30, 2021 for 20 years over a 100.4 km2 area covering the Dish Mountain and Ashashire deposits and proposed infrastructure. Allied also holds the Mestefinfin, Abetselo and Dul-Ashashire Exploration Licences that surround the Mining Licence, which are collectively 1,460.7 km2 in area.
Allied and the Ethiopian Government entered into the Kurmuk Development Agreement on September 30, 2021 for an initial 20-year term, renewable for periods of ten years. The Development Agreement sets the parameters for the economic framework of the planned development including regimes for customs, tax, royalty, federal and state government participation, and environmental and community development. Key details of these parameters include:
•Corporate income tax: 25%
•Royalty: 5% for precious metals
•Government participation: The Government shall acquire 7% equity participation with public road upgrades and installation of the 132 kV powerline from Asosa.
•Environmental Rehabilitation Fund: Funds are paid annually based on mine closure costs divided by the mine life.
•Community Development Fund: Distributes funds to the impacted communities based on 2% of annual net profit or operating costs, whichever is higher.
It is noted that construction works are progressing, see “Project construction update”.
The Environmental Impact Assessments (“EIA”) have been approved for the proposed mining project and grid power connection. The Company will continue engaging and working with local communities following the commitments of the EIA and best industry practices.
The potential for local and regional unrest may affect access from time to time to perform work on Kurmuk and lead to temporary supply chain interruptions. These risks have been mitigated during the

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construction phase with in-house and external logistical management and storage flexibility on-site. For the operations phase, Allied is planning to continue with the same approach, leveraging its expertise in the country and its other operations in Africa. The majority of personnel will be sourced from the local communities with senior Ethiopian staff and expatriate staff typically travelling from Addis Ababa. Expatriate personnel will be used to train, mentor and transfer skills.
History
Gold mining activity in the general region is reported to date back to the ancient Egyptian empire.
The Dish Mountain exploration licence was acquired by Ariab Gold Mining and Investment Plc in May 2007 from the MoMP. The licence was transferred from Ariab Gold Mining Plc to ASCOM Mining Ethiopia Plc (“AME”) on November 20, 2008.
Trenching conducted in 2010 and subsequent RC drilling in 2011 confirmed the gold mineralized zones at Dish Mountain. After conducting a project review in late 2013, AME decided to advance the development of Dish Mountain to pre-feasibility study (“PFS”) status. This involved additional diamond and RC drilling.
In May 2017, Allied took control of AME and in September 2018 acquired the Ashashire exploration licence from the MoMP. The Ashashire licence, located 11 km south of Dish Mountain, was previously owned by Aurigin Resources Inc. (“Aurigin”), in joint venture with Gold Fields (2011–2014). Key exploration work completed to 2015 comprised extensive geochemical sampling of stream, soil and rock outcrops; mapping and trenching; airborne magnetics and radiometrics and approximately 5,000 m of diamond and RC drilling. Aurigin relinquished the licence in 2015.
Allied carried out a scoping study in April 2019 and a PFS in December 2019, which concluded that additional economic mineralization was required to justify project development at Dish Mountain.
Following the completion of the 2019 PFS, investigations at Ashashire progressed to the point where sufficient Mineral Resources had been identified to make it a viable addition to Dish Mountain. A further PFS was completed in 2021 to update the financials for the combined project. A feasibility study was completed in 2022 (“2022 FS”). In 2023, a Front End Engineering and Design (“2023 FEED”) package was completed, with further optimizations completed on the project during the execution phase.
There has been no recent gold production within the Kurmuk Project. Allied is currently in the construction phase of the project with the objective to achieve first production in mid-2026 and commercial production thereafter.
Geological Setting, Mineralization and Deposit Types
The Kurmuk Project lies within the Neoproterozoic volcano-sedimentary Tulu Dimtu shear belt at the northern end of the East African Orogen. The north-trending belt in western Ethiopia is characterized by metasedimentary rocks interlayered with mafic to ultramafic volcanic and intrusive rocks, all metamorphosed to upper greenschist/amphibolite facies which resulted from amalgamation of the Gondwana cratons.
The Dish Mountain Deposit is associated with four main rock groups: foliated mafic igneous rocks; intercalated foliated metasediments; deformed ultramafic rocks and post tectonic intrusive rocks. The metasediments include local chemical sediments which act as useful marker horizons. The Dish Mountain deposit is interpreted as peripheral to a mafic dominant, bimodal, eruptive centre. Gold mineralization is related to late-stage, discordant extensional quartz > dolomite >> pyrite (+chlorite-

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tourmaline-gold) veins and adjacent dolomite-muscovite-pyrite alteration selvages with vein sets ranging 1 to 10 m in thickness. In the western portion of the deposit, mineralization is constrained to sub-vertical corridors of extensional veining. To the northeast, mineralization is shallower dipping, stratigraphically controlled but locally interrupted by steep structures.
Mineralization modelling at the Dish Mountain deposit considered the litho-structural framework, vein percentage and mineralogy, alteration, and sulfide mineralization where present, as well as the gold assay data. There are two distinct styles of mineralization in the Dish Mountain deposit, constrained on a deposit scale by late structures: steep corridors of extensional veining in the southwest, and locally disrupted stratigraphic-controlled lodes in the northeast.
The Ashashire deposit, 11 km south of Dish Mountain, is in the same shear belt with a steep, southeast-dipping, mafic-dominated volcaniclastic footwall sequence, jasperoidal and chert horizons, numerous thin granite and tonalite intrusive rocks, and siliciclastic, sediment-dominated fine-grained psammites, pelites and psammo-pelites separated by mafic units, and a mafic-dominated hanging wall sequence comprising chloritic siltstone and basalt.
Gold mineralization at Ashashire favours the competency contrast boundaries between the sediment terranes and mafic units, with the mineralization hosted in zones typically associated with granitoid lenses and the margins of mafic bodies. The mineralization occurs as a series of stratigraphically controlled lodes comprised of dominantly quartz-dolomite-pyrite veins and minor stockwork, typically found in association with the granitic intrusive units and along the margins of the metasedimentary terrane and mafic, each representing a competency contrast boundary. These lodes dip steeply to the northeast, and in the northern part of the deposit area overturn at depth.
Exploration
Several exploration opportunities have been identified around each deposit and include:
•In-pit Inferred Mineral Resources: Due to the steep nature and difficult access of Dish Mountain, there remains about 110 koz of Inferred Resources within the designed pits which are informed by Measured and Indicated Resources only. Infill drilling has been undertaken to upgrade these Inferred Resources.
•Below pit and lateral extensions to the open-ended mineralized zones at both Dish and Ashashire to support a potential expansion of the pits and an increase in reserves. Drill testing is ongoing.
•Dish Mountain satellite deposits: These include John Dory and Seahorse, located approximately 2 km north of the proposed process plant where a 1.5 km extent of gold-in-soil anomalies have been mapped, trenched and drilled. A modest resource has been defined but no reserves yet as geotechnical and metallurgical studies are outstanding. These deposits are in close proximity to the TSF. If the mineralization is shown to be economic, the waste could be used for downstream buttressing to reduce TSF sustaining costs. There are opportunities to extend the zones to depth.
•Tsenge: Located approximately 5 km southeast of the proposed process plant and along strike to the northeast of Ashashire. A soil sampling program was completed which has delineated a nine km long gold-in-soil trend with six distinct stronger gold-in-soil anomalies. Initial drilling at the south end, at Hiccup Hill and Setota has returned potentially economic assay results during 2024 and 2025. Further drilling and trenching are ongoing at high priority targets to discover new, economic zones of gold mineralization and a deep penetrating IP survey is planned along the length of the anomalous trend and over portions of the Ashashire deposit.

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•Western Prospects: Located from 1.4 to 3.5 km west of the Dish Mountain Deposit. Trenching, prospecting and soil sampling have defined three, 1 to 2.5 km, northeast-trending zones that will be followed up with trenching and scout drilling.
•Urchin: Located immediately west of the Ashashire Deposit along the Ashashire haul road. Trenching and drilling has returned potentially economic gold values, which are being followed up by a subsequent phase of drilling.
•Dul Mountain: Situated 5 km south of Ashashire, Dul Mountain is a known historical prospect with defined gold-in-soil anomalism. Trenching has returned potentially economic widths and grades.
Drilling
A total of 646 diamond drillholes of PQ, HQ and NQ diameter and 364 reverse circulation (RC) drillholes, and a further 115 RC holes with core extensions, have been drilled at Dish Mt since 2010, for a total 176,120 m. Drilling in 2025 focused on the numerous targets with an initial goal to add to the Inferred Mineral Resource inventory.
A total of 249 diamond drillholes of PQ, HQ and NQ diameter, 66 RC drillholes and 15 RC holes with core extensions were completed by Allied and the previous owners Aurigin Resources (Aurigin) on the Ashashire deposit between 2010 and January 2025. Recent drilling has focused mainly on down dip extensions of mineralization. Drilling comprises a total of 61,087 m.
Sampling, Analysis and Data Verification
RC drillholes were sampled from 0.6 to 1.2m intervals. RC chip samples from the drill rig cyclone were split every metre using a 75:25 riffle splitter. Core recovery for fresh material and oxide material averaged 97–98%.
Drillhole collar surveys were by GPS to the local WGS84 datum with magnetic north and UTM corrections made using local topographic maps. Collar positions were subsequently verified by independent surveyors. A satellite topographic survey was conducted over the proposed pits, process plant, tailings dam and water supply dams. Downhole surveys measuring azimuth, inclination, magnetic field strength and dip were taken at 30 m intervals. Drill core was geologically and structurally logged using data entry software and photographed at the core yard. Half core samples were collected with remaining core stored in trays in the core shed along with RC chip trays. Sample pulps and rejects are stored in drums within sea containers on site. Samples were sent to various certified laboratories over time using sealed containers, only opened during supervised customs inspection.
Earlier drill samples (2011-2012) were analyzed by atomic absorption spectroscopy (“AAS”) to 0.01 ppm Au detection from pulverized fire assay subsamples at ALS laboratory in Johannesburg. Later analysis (2015-2016) was conducted at ALS in Sweden using cyanide bottle roll leach that incorporated the Leachwell additive from samples prepared at the ALS sample preparation facility in Addis Ababa. Samples from the 2011–2015 drilling campaigns were not submitted to third party umpire laboratories.
Check programs by Allied using ALS Perth with Intertek Perth as an umpire laboratory were carried out to re-assay and generate a coherent fire assay database. The Intertek umpire analyses confirmed the re-assay values. Allied’s 2018 and later drilling programs used ALS Perth and ALS Johannesburg for analysis by fire assay/AAS detection and the standard QA/QC procedure was to insert check samples at a 1:20 ratio (CRM, blanks and duplicates).

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Since 2018, sample preparation has mostly been undertaken by Allied at the Dish Mountain exploration camp. The laboratories used for sample analysis are independent of Allied.
Laboratory data had been stored in a DataShed database rebuilt by Allied to incorporate the original ALS assay results and QA/QC checks for each batch. All geological and analytical data has been migrated to a new Fusion database. The initial database had been independently validated by Geobase Australia and is now maintained by Allied. The database is backed up offsite daily and monthly.
Mineral Processing and Metallurgical Testing
Since 2018, Allied has carried out comprehensive metallurgical test work programs on 44 Dish Mountain and 22 Ashashire variability samples taken from 64 drillholes. 54 variability samples were generated and from these, 12 lithology composites (Dish and Ashashire primary and oxide for each of mafic, pelite, and chert or granite) and master composites of oxide and primary ore were produced. Approximately 20% of the tests were undertaken on oxide and transitional ore and the remaining 80% on fresh ore, similar to the distribution in the processing schedule.
Tests included ore breakage and abrasion characteristics, Bond Ball Mill Work Index, grind sensitivity and optimization, gravity recovery potential, leach time sensitivity, preg-robbing evaluation, carbon adsorption kinetics and cyanide detoxification.
Test results across both deposits concluded the ore was of medium hardness, low to moderate abrasion, and with an optimized P80 grind of 75 µm, better than 50% gravity recovery, expected leach extraction of 90% to 94%, no-preg robbing characteristics and cyanide consumption up to 0.30 kg/t and lime consumption up to 3.9 kg/t. Mineralogy shows that the Ashashire fresh ore types have tellurides, which require high lime additions to realize 90% extraction.
The resultant gravity circuit design was based on 35% recovery. Tailings settlement and rheology studies indicated moderate settling rates with up to 56-66% densities being obtained and 60% pumping being practical. The test work was used in the 2022 FS to estimate throughput, recovery and process plant design for the 6.0 Mt/y conventional CIL plant with a 92.1% recovery estimate over the life of mine.
During 2025, the Company completed a review of the capacity of the processing plant in consideration of the ore inventory and the exploration progress at Dish Mountain, Ashashire and Tsenge. Allied made a strategic decision to maximize the operational flexibility for Kurmuk since the start of operations, and is now targeting an average processing capacity of up to 6.4 MT per year. This increased flexibility is being incorporated into the project execution, with subsequent modifications to the leaching circuit expected to be deployed in the future years to increase fresh ore recoveries. The enhancements and optimizations are expected to make Kurmuk a stronger, de-risked operation upon commencement of production, providing upside and operational flexibility, aligning with the Company’s long-term strategy of maximizing value at each of its assets.
Mineral Resource and Mineral Reserve Estimates
The Mineral Resource estimate presented herein are based on block models generated during July of 2025, considering data received until June 30, 2025. The resource estimation work was completed by Ms. Chelsey Protulipac, P.Geo (PGO#2608), an appropriate Qualified Person as this term is defined in NI 43-101, with contributions from Mr. Alejandro Garrone (AUSIMM).
The Mineral Resources have been estimated conforming with CIM (2019) Guidelines and are reported in accordance with NI 43-101. Mineral Resources are not Mineral Reserves and do not have

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demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.
The Mineral Resource estimation prepared for the Kurmuk Gold Complex consists of estimation of the Dish Mountain Deposit (including Northern Prospects satellite zone), and the Ashashire Deposit.
Mineral Resources were estimated using a geostatistical block-modelling approach informed by gold assay data collected from diamond drill holes (DD) and reverse circulation (RC) drill holes completed for both exploration and production purposes. Drilling data were compiled and verified prior to estimation, and three-dimensional models of lithology, structure, weathering, and mineralization were constructed to define mineralization domains.
For both deposits, a litho-structural framework was modelled focusing on deposit-scale mineralization controls using Leapfrog Geo (version 2024.1.3). Major geological units were modelled as three-dimensional volumes based on the interpretation of lithological logging, core photos, focused field observations undertaken during the modelling process, extensive surface mapping data and existing interpretations. Deposit-scale faults based on logging, presence of late lamprophyredykes infilling these features, along with surface mapping data, were identified and interpreted and modelled as three-dimensional surfaces.
The consideration of which lithological units to model for the purposes of coding into the block model considered logging confidence and consistency in the database, materiality of a unit or grouping by its volumetric contribution, noted differences in bulk density measurements, and any requirements for mine planning based on geotechnical domaining, and existing metallurgical and comminution test work. The following 3D volumes were exported for lithological coding in the block model: a carbonate chert unit, certain clastic sediment terranes, and a grouping of mafic volcanic and intrusive packages that provide stratigraphic control of lodes in the northeast area of the property.
A weathering profile covering each deposit area was modelled based on core logging and validated with field observations and checking the core photos database. In both cases, a saprolite (completely oxidized), a transitional weathered unit consisting of pervasive iron oxide staining, poor rock quality but not completely oxidized rock, and the upper limit of the fresh rock surface were modelled in 3D and exported as surfaces to code the block model.
Domain solids and flagged assay intervals were exported from Leapfrog Geo software, and Datamine Studio RM was used to prepare assay data for geostatistical analysis, construct the block model, estimate metal grades, and tabulate mineral resources. The Geostatistical Software Library (GSLib) suite of software was used for geostatistical analysis, variography, and model validation. Geovia’s Whittle module was used to generate an optimized pit shell to constrain mineral resources.
Assays were composited to a common support of 2 meters, with 96% of the assay intervals having a length <=2m. Residual lengths were distributed equally among composites within a flagged string of data. Capping was applied to composites, as required, considering probability plots, capping sensitivity analyses, and reviewing the spatial distribution of outliers. Capping was evaluated by domain, on average, at the 99th percentile and with an average metal loss of 4%.
A volumetric block model was established with a parent cell size of 10m x 10m x 5m, allowing minimum sub-cells of 0.5m in all directions to honour the geometries of the mineralization domains, lithology and weathering surfaces coded into the block model.
Experimental variograms, each considering only data within a unique domain, were calculated and then modelled using GSLIB suite of tools. The variogram model was used to constrain maximum

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search neighbourhood distances and anisotropy. Search neighbourhood parameters were established considering the data configuration, parent block, and geostatistical anisotropic ratios. A selection of search neighbourhood sensitivities were run on selected domains to ensure that the parameters were robust and suitable. Three gradually relaxed search passes were established to optimize the estimation at different data spacing configurations.
An Ordinary Kriging algorithm was used to estimate a gold value into each parent block using Datamine Studio RM. The block estimations were validated visually in 3D and on sections and plans compared to the informing data. The estimations were validated statistically by comparing the basic statistics of the naïve and de-clustered composites to that of the estimated grades, by swath analysis, and change of support checks.
Bulk density was encoded into each block considering both the weathering profile and lithology model based on 36,830 specific gravity readings at Dish and 5,561 readings at Ashashire obtained by using a standard weight in water/weight in air methodology on split drill core informing the relevant volumes. An average density specific to these constraints was applied to these volumes, given the low coefficient of variation of these datasets.
The block models were validated through visual comparison of estimated grades against informing composites on plans, sections, and three-dimensional views, a statistical comparison of estimated block grades to the naïve and de-clustered capped composite population, and volume variance checks.
Mineral Resources were constrained by a topographic surface updated with December 2025 end-of-month survey considering pre-stripping areas. Mineral Resource classification was based on data quality, geological confidence, drilling density, geostatistical support demonstrating continuity above cut-off grade, and is linked to estimation pass and variogram ranges.
Mineral Resources are reported within an optimized open-pit shell generated using site-specific technical and economic assumptions consistent with Mineral Reserve reporting and a gold price of US$2,300 per ounce.
See “Summary of Mineral Reserve and Resource Estimates”.
Mineral Reserves
The Mineral Reserves estimates presented herein are based on block models completed in December 2025, incorporating drilling data available up to June 30, 2025. Economic parameters were provided by Allied Gold Corp., including the gold price, refining, and royalties. Operating costs were based on the current mining contract, the 2023 Kurmuk Project Study, and Budget 2025. Metallurgical recoveries were obtained from 2023 Kurmuk Project Study.
The estimates were prepared by Mr. Esteban Chacon Meynard, Chilean Accreditation Commission for Competences in Mineral Resources and Mineral Reserves, as a qualified person within the meaning of NI 43-101, in accordance with CIM Standards and CRIRSCO Standards.
Mineral Reserves have been estimated in accordance with the CIM Standards and are reported in compliance with NI 43-101.
The Mineral Reserve reflects the portion of the Mineral Resource which can be economically extracted by open pit methods, and considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the

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project. The Proven Mineral Reserve estimate is the economically mineable portion of the Measured Mineral Resource. The Probable Mineral Reserve is the economically mineable portion of the Indicated Mineral Resource.
For reserves evaluation, Maptek Vulcan and Dassault Systems Whittle mining software were used. Based on the configuration of the mineralization, dilution was applied based on a minimum mining width according to mining parameters and then applying 1.0 meter of dilution allowance to the hanging wall and footwall of each of the mineralized lodes. Mineable volumes based on this selective mining unit were created using Mineable Shape Optimizer (MSO), then used to generate a diluted sub-celled MSO model. Pit optimization using the MSO model was carried out using a base gold price of $1,700/oz for the pit optimization, with the selected pit shells using values of $1,530 (revenue factor 0.90) and $1,300/oz (revenue factor 0.76) for Dish Mountain and Ashashire, respectively. Mineral Reserves were reported using cut-off grades informed by a $1,700/oz gold price and vary from 0.36 to 0.49 g/t gold for different ore types due to differences in recoveries, costs for ore processing, and ore haulage.
Allied is not aware of any metallurgical, geotechnical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, and other relevant issues that could impact the Mineral Resource estimate or the Mineral Reserve estimation at Kurmuk. Please also refer to “Description of the Business – Risk Factors – Uncertainty in the Estimation of Mineral Reserves and Mineral Resources”.
See “Summary of Mineral Reserve and Resource Estimates”.
Mining Operations
The mine plan has been developed to feed a central 6.4 Mt/y process plant from the two open pit mining operations at Dish Mountain and Ashashire.
The Dish Mountain open pit is to be developed in six stages, whilst the Ashashire open pit will be mined in three stages. Both final pits will be about 350 m deep. Appropriate design criteria have been applied for both pit designs.
Proposed owner operated mine equipment includes 200 t excavators (Komatsu PC2000) and 90 t rigid trucks (Komatsu HD785-7) supported by an appropriate ancillary equipment fleet. Pit ramps and haul roads have been designed to suit the proposed equipment and the pit itself is designed for 9.0 m benches with 3.0 m flitches for Dish Mountain and 10 m benches with 3.3 m flitches for Ashashire. The mine is planned to operate continuously for 348 d/y. The equipment selection and bench/flitch heights were selected to maintain dilution at acceptable levels and minimize ore loss. Dilution and ore loss is estimated to be 23% and 3% at Dish Mountain and 12% and 2% at Ashashire, respectively.
Drill and blast will be required for all material using bulk explosives in a semi-wet environment with quantities varied based upon rock hardness.
Grade control for the open pits will be undertaken with dedicated RC drill rigs with samples processed by an onsite laboratory.
Geotechnical investigations have been underway at Dish Mountain since 2015 and Ashashire since 2020. Design face heights for Dish Mountain are 9.0 m for oxides up to 18.0 m and 51o to 58o for fresh rock. Design face heights for Ashashire are 10 m for oxides and fresh and 52 o to 54 o for fresh rock. The qualified person of the Kurmuk Report considers the geotechnical work for Dish Mountain to be fair and reasonable whereas further geotechnical work for tactical planning is required at Ashashire, however it is suitable for the LOM plan and reserve declaration.

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Hydrogeological reviews for both Dish and Ashashire have indicated a limited groundwater inflows of <7 L/s and it is unlikely to affect mining that is primarily on a ridge and isolated from groundwater. In-pit water will be managed by in-pit dewatering sumps and boreholes and will have a negligible impact on pit wall stability. Ongoing hydrogeological investigations will continue as mining commences and will adapt as necessary.
The LOM production schedules estimate a total of approximately 385 Mt total material movement from 2025 to 2036, of which 64 Mt is Ore. The schedules are limited by excavator capacity while maintaining a vertical advance below 12 benches per annum. Waste movement is relatively stable whereas ore movement fluctuates, and process plant feed needs to be supplemented from stockpiles from prior years.
Processing and Recovery Operations
The planned process plant has been designed to treat 6.4 Mt/y on average. Kurmuk ore can be classed as free milling with high recoveries from oxide, transition and primary material and a high free gold content supporting the inclusion of gravity recovery within the flowsheet. The flowsheet will consist of primary crushing, two-stage milling with gravity recovery, primary leach followed by CIL with tailings thickened prior to cyanide detoxification to minimize cyanide consumption and costs of detoxification. Gravity concentrate will be intensively leached in a strong cyanide solution with electrowinning of gold. Loaded carbon will be acid-washed, eluted and regenerated with gold being electrowon prior to smelting into doré. Thickened tailings will be disposed in a HDPE lined valley fill site.
Infrastructure, Permitting and Compliance Activities
Infrastructure
The HDPE lined TSF is planned as a valley impoundment with multi-zoned, earth-fill embankments. The TSF will have a total footprint area (including the basin area) of 104 ha for the Stage 1 TSF, and a final footprint of 275 ha. The total capacity of the TSF is 60 Mt of tailings with the flexibility of additional storage and further possible expansion. Both tailings and waste rock are non-acid forming and the current TSF mitigation and design measures are considered adequate.
Dam break assessments were undertaken to determine populations at risk. The assessment showed that the tailings solids would travel 3 to 4 km downstream and would not impact any downstream communities. The stability assessment shows suitable factors of safety have been included to meet ANCOLD design standards.
Static test work on 200 waste rock samples shows that acid generation from the waste rock should not be a significant risk and any minor acid generating rock would be placed within the centre of the waste rock dump. Kinetic leaching test work on Dish Mountain samples have confirmed the low risk of metalloid leaching.
A 5.4 Mm3 water storage dam (“WSD”) is fed from a 120 km2 upstream catchment area which is located 7 km southwest of the process plant. The reservoir surface area will be 73 ha with a 36 m high embankment. The stability assessment shows suitable factors of safety have been included to meet ANCOLD and Canadian Dam Association design standards. In the unlikely event of failure, the dam break assessment shows that a downstream bridge and some houses in Horizab (a downstream community) may be impacted. The emergency spillway has been designed for a 1:10,000 year event.
Total connected power will be 36 MW with an average demand of approximately 30-32 MW. Electrical grid power is to be supplied to the operation via a 72 km, 132 kV powerline with substations at

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Assosa and the Kurmuk Project. The Government will provide the grid connection to increase their equity stake in KGM from 5% to 7%, as defined in the Kurmuk Development Agreement. Power will be distributed on site via a network of 11 kV powerlines.
Process plant security will include a perimeter fence as well as a double fence around high-security processing areas. The security-manned gold room incorporates access control and monitoring.
The onsite analytical laboratory is to be supplied by Allied to the laboratory operator with sample analysis included in the operating costs.
Permitting, Environmental and Social
The ESIA for the Dish and Ashashire mining areas was approved as part of the application for the Large Scale Mining Licence granted on September 30, 2021, while the powerline corridor ESIA was approved in April 2022. The ESIAs were developed to meet Ethiopian legislative requirements and to align with international good practice.
Environmental and social requirements of the Large Scale Mining Licence include preferential employment and procurement practices, allocation for rehabilitation of environmental impacts, participation in community development and obtaining written consent including compensation for landowners. The capital and operating costs include allowances for these requirements.
Formal acquisition of land held by individuals or private organizations has been developed in 2025.
Environmental and social baseline studies have been undertaken in the mine infrastructure area and along the powerline corridor. The Kurmuk Project area lies within East Sudanian Savanna terrestrial ecoregion. The ecoregion is regarded as critically endangered due to agriculture and other activities, but the Kurmuk Project area does not overlap with any designated or formally protected areas. Habitats of high biodiversity sensitivity were identified within the mine infrastructure area and along the powerline corridor, and as a consequence the powerline corridor was realigned.
A survey of archaeological sites across the study area was undertaken and an appropriately qualified archaeologist has confirmed suitable measures to mitigate impacts on any sites of heritage significance.
The closest communities are approximately 8-10 km from the proposed Dish Mountain mine and process plant, 8 km from the proposed Ashashire mine and 3 km from the WSD. Approximately 9,500 people reside in the mine’s area of influence. No physical relocation of communities is required for the operation and provision has been made for the compensation of individuals affected by economic displacement. Ethiopia does not recognize any indigenous populations; however, the Berta people are considered indigenous under international guidelines. Allied has committed to providing for social programs in the area, as indicated in the ESIA and following best international practices.
Capital and Operating Cost Estimates
Total LOM capital costs for the 11-year mine life are estimated at $592 million to a ±15% accuracy. The main components of the capital costs cover $498 million of pre-production costs for pre-stripping and development of the Kurmuk Project, $61 million for sustaining capital for mining contractor

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demobilization and general equipment replacement and $33 million for mine closure. A breakdown of the cost by type is provided in the table below.

Kurmuk LOM capital cost estimate
Capital item	Unit	Total
Pre-strip	$M	47.72
Mining Establishment	$M	20.29
Plant and Infrastructure	$M	395.03
Contingency	$M	35.04
Subtotal pre-production	$M	498.08
Mining	$M	16.09
General	$M	45.0
Total sustaining	$M	61.09
Closure provision	$M	33.17
Total capital	$M	592.34
Total operating costs for the 12-year mine life is estimated at $2,362 million to a ±15% accuracy and is based on first principles costing of key elements.

Kurmuk LOM operating cost estimate
Operating cost item	Unit	Total
Mining	$M	1,354
Processing	$M	465
G&A	$M	215
Royalties	$M	267
Selling	$M	12.6
Total	$M	2,314
Processing costs represent 20% of the operating costs and average approximately $7.70/t processed over the LOM. The range of operating costs is $7.12/t for Dish Mountain oxide up to $8.38/t for harder ore from Ashashire. The fixed and variable process costs were applied, by ore type, in the processing schedule. It is acknowledged that processing costs at $7.70/t over the LOM benchmark low due to the low power price ($0.03 /kWh), low cyanide consumption (0.30 kg/t) and competitive labour costs.
Administration costs at $21.1 million per annum benchmark reasonably well with similar sized operations. Selling costs are based on $5/oz for doré transport and refining. Royalties are based on the Development Agreement and include 5% Government royalty based on net revenue and 2% community development royalty based on 2% from annual net profit or operating costs, whichever is the higher.
The economic evaluation of Kurmuk (100%) is based upon the Mineral Reserve available over the LOM, coupled with the capital and operating costs, taxes and royalties as well as revenue factors, based on consensus gold price forecasts from to 2027 and a flat gold price of $1,731/oz from 2028 onwards.

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Along with the advancement of engineering for the project, the Company completed a review of the capacity of the processing plant in consideration of the ore inventory and the exploration progress at Dish, Ashashire and Tsenge. Allied made a strategic decision to maximize the operational flexibility for Kurmuk since the start of operations, and is now targeting an average processing capacity of up to 6.4 Mt/y. This increased flexibility is being incorporated into the execution project, with subsequent modifications to the leaching circuit expected to be deployed in the future to increase fresh ore recoveries. The expanded processing capacity is expected to drive a modest increase in capital costs, consistent with consensus estimates on a capital intensity basis. The enhancements and optimizations are expected to make Kurmuk a stronger, de-risked operation upon commencement of production, providing upside and operational flexibility, aligning with the company’s long-term strategy of maximizing value at each of our assets.
Operating costs are expected to be in-line with potential increases related to standard inflationary pressures.
Capital additions at the Kurmuk mine totaled $260.6 million in 2025, driven primarily by project development costs, along with exploration activities and office-related expenditures. In 2026, capital investments are expected to increase to $280.0 million, including $240.0 million allocated to completing the remaining project scope with additional funding for post‑project initiatives, such as expanding in‑country warehousing capacity, developing satellite deposits, advancing community projects, and implementing process plant optimization initiatives for future years. Sustaining capital of $35.0 million in 2026 relates to open‑pit waste stripping.
Exploration, Development and Production
In 2025, Mineral Reserves and Mineral Resources remained unchanged for Kurmuk. The Company’s broader strategy is to extend the strategic mine life to at least 15 years. Drilling efforts, as part of the $7.3 million 2025 exploration investment at Kurmuk, were concentrated on extending the deposits to depth and laterally at Dish Mountain and Ashashire, which are the initial open pits housing all current Mineral Reserves. Positive results at Dish indicate that the mineralized lenses extend to depth and locally, laterally. At Ashashire, ongoing drilling has demonstrated that the mineralized lenses continue to depth with a plan to continue testing laterally. Additionally, drilling activities continue at the Tsenge Prospect, defined by a 9km gold in soil and rock anomaly. Initial holes at Tsenge have returned economic widths and grades of gold in drill core which are being followed by drilling and channel sampling of additional targets. As well, a program of scout drilling to test areas the strongest gold-in-soil anomalies, further channel sampling and a deep penetrating IP survey is planned for 2026. The goal is to define higher grade mineral reserves which could potentially contribute to extend mine life and optimize short to medium term production. A first pass exploration program was also carried over the Urchin Prospect in 2025. In late 2025 and early 2026, another round of drilling was carried out over the Urchin Prospect. A new drill campaign will begin testing the Western Prospects in 2026.
Work to refine the geological framework of the Dish Deposit mineralization was completed in early 2025. A detailed litho-structural surface map of Dish Mountain has been generated, utilizing numerous rock exposures uncovered during construction. This information, along with drill data has been integrated into the three-dimensional litho-structural model. In mid-2026, Allied expects an updated Mineral Resources and Mineral Reserves statement that will further define Proven and Probable Mineral Reserves, Measured, Indicated and Inferred Mineral Resources. This update could include a revised life of mine plan with a focus on the start of operations and is targeted to de-risk the ramp-up and further improve production levels at Kurmuk, particularly in the first years of operations. As noted above, Tsenqe continues to return encouraging intersections, and the Company anticipates declaring an initial Mineral Resource for this area in mid-2026.

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Project construction update
On September 7, 2023, the pre-construction activities of the Kurmuk Project commenced, leading to full construction activities beginning in mid-2024. The project continues to track well against plan, both in terms of physical completion and spend, while achieving key milestones and progress during 2025.
Procurement and logistics of critical items are substantially complete, and the key focus during the latter part of last year has been on transporting equipment and materials to the site and ramping up steel and mechanical erection at the crushing circuit and the processing plant. Mining activities at Ashashire and Dish Mountain are progressing according to plan, with the objective of building at least three months’ worth of ore stockpiles to support the start of operations in mid-2026. Kurmuk will continue mechanical activities throughout the first quarter of 2026, progress the remaining earthworks at the tailings storage facility and haulage road, and advance piping and electrical installation, other infrastructure, and ancillary facilities.
The Ethiopian Electrical Power Company is advancing the power line construction, which is expected to be completed before commissioning. Pre-commissioning activities are planned to begin at the start of the second quarter, with the first gold expected in mid-2026.
CDI Complex
Bonikro Mine
Property Description, Location and Access
The Bonikro Mine is an operating gold mine in Côte d’Ivoire which comprises the Bonikro and Hiré mining licences, and collectively with Agbaou is managed as one business unit referred to as the Côte d’Ivoire Complex. The Bonikro mining licence contains the Bonikro pit, process plant, associated tailings and waste storage, administration, accommodation, workshops and warehouses. The Hiré mining licence contains Akissi-So, Assondji So, Chapelle, Agbalé, Assondji So West, Assondji So Marais and Assondji So South pits, waste storage and mining infrastructure, and is approximately 15 km south east of Bonikro.
Bonikro has produced over 1.51 Moz since production began in 2008. Mining is currently in progress at the Bonikro open pit and the Agbalé open pit at Hiré.
Bonikro is located 100 km by road south of the capital city of Côte d’Ivoire, Yamoussoukro, in the Gôh-Djiboua District of Côte d’Ivoire in West Africa. The commercial centre of Abidjan lies on the coast, 214 km by road a journey of about four hours. Most of the highway from Abidjan is excellent, as it is the road link to the capital at Yamoussoukro.
The majority of personnel are sourced from the local community with senior Ivorian staff typically travelling from Abidjan and expatriate staff flying in and out of Abidjan.
Bonikro has a subequatorial climate characterized by four seasons: a long rainy season from April to July; a short dry season from August to September, a short rainy season from October to November, and a long dry season from December to March. The annual average rainfall is 1,249 mm, with annual totals ranging between 900 mm to 1,600 mm. Bonikro operates year-round with limited safety-related disruptions to open pit operations during short-term, high rainfall events. Average annual temperatures range from 24oC to 28oC, with slightly lower temperatures recorded during the wet season. Average annual relative humidity is 82%, with average monthly relative humidity ranging between 70% to 90%.

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Bonikro has been operating since 2008 and Allied acquired its interest in the operation during 2019. The Bonikro Mine comprises two mining licences:
•The Bonikro Licence (PE32) encompasses an area of 37.12 km2, is due for renewal on January 15, 2025 and is held by Bonikro Gold Mine SA (“BGM”), of which Allied owns 89.89%.
•The Hiré Licence (PE44) encompasses an area of 195.5 km2, is due for renewal on December 17, 2029 and is held by Hiré Gold Mine SA (“HGM”), of which Allied owns 89.80%.
The government of Côte d’Ivoire holds a 10% shareholding in each of BGM and HGM, with a local minority shareholder owning 0.11% of BGM and 0.20% of HGM.
Exploration is ongoing on the Dougbafla (Oumé) exploration licences (PR843 and PR847) which are 100% owned by Allied’s subsidiary, Afrique Gold Exploration SARL. PR843 was renewed on June 10, 2025. PR847 is in the process of being renewed and is still valid according to the Mining Code. A technical study is in progress as for advancing the Oumé Deposits (Dougbafla West, Central and North) towards production.
The surface rights for mining of the Oumé Deposit still need to be purchased.
Economic development parameters are governed by Mining Conventions for the Bonikro and Hiré exploitation permits which are valid until May 2, 2027 and April 6, 2028, respectively. The government revenue royalty or ad valorem tax percentage in Côte d’Ivoire is based on a sliding scale dependent on the gold price and is applied on the net revenue from mine sales less deduction of transport costs (free on board) and refining costs (e.g. 4% at $1600/oz and 5% at $2000/oz).
HGM has a royalty agreement with Gold Mining Consulting International Corp for gold production from the Hiré mining licence at 1% of the gross smelter return.
A net smelter return royalty is paid to a joint venture of Elemental Altus Royalties and AlphaStream Capital. The royalty rate is variable based on gold price and is 4.5% when prices are at or above $1,450/oz. The royalty is applicable only to the specifically defined Pushback 5 pit and is capped 560,000 oz. The royalty was originally granted to Newcrest Mining as part of the acquisition cost of the mine prior to Allied ownership.
The Bonikro Stream was put in place in 2019, which applies to the gold production from the Bonikro and Hiré licences, including any future production from the Dougbafla exploration licence. For the first 650 koz of gold production, 6% will be purchased at $400/oz, which reduces to 3.5% for the next 650 koz of gold and 2% thereafter. At December 31, 2025, 585 koz of gold had been produced while the Bonikro Stream has been in place.
History
The Bonikro Mine has produced over 1.5 Moz since start up in 2008, at an average production of 100 koz/y.

Year	Tonnes Milled (Mt)	Grade (g/t gold)	Contained Gold (koz)	Gold Produced (koz)
2008	0.75	1.02	25	23
2009	2.05	2.34	154	150

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Year	Tonnes Milled (Mt)	Grade (g/t gold)	Contained Gold (koz)	Gold Produced (koz)
2010	1.71	1.62	89	79
2011	1.19	1.85	71	58
2012	1.91	1.63	100	89
2013	1.93	1.52	94	88
2014	1.96	1.72	109	101
2015	2.18	2.19	154	139
2016	2.76	1.60	142	130
2017	2.50	1.98	159	139
2018	2.42	1.73	135	117
2019	2.43	1.07	83	74
2020	2.45	1.66	131	110
2021	2.47	1.09	87	76
2022	2.51	1.27	103	93
2023	2.42	1.38	107	99
2024	2.20	1.33	93	87
2025	2.58	1.28	106	101
Total	38.42	1.57	1,942	1,753
Gold mineralization in the general area was historically exploited by artisanal miners. Exploration was intermittently conducted in the greater Hiré and Bonikro area by French, British and Canadian interests since the 1970s and by BHP Minerals from 1988 to 1994. In August 1996, Equigold NL (“Equigold”) carried out a series of soil geochemistry and drilling programs which outlined numerous gold targets, most notably at Bonikro and Dougbafla. Tenure was subsequently secured over Hiré in 1999.
In 2006, Equigold completed a feasibility study on the Bonikro gold deposit. Construction of the mine commenced in May 2007 with the first gold poured on 6 October 2008 following commissioning of the 2.0 Mt/y processing facility. Equigold merged with Lihir Gold Ltd in 2008 and Lihir Gold Ltd was acquired by Newcrest Mining Ltd in September 2010.
Debottlenecking and minor upgrades progressively increased the plant capacity to 2.5 Mt/y. Mine production at Hiré commenced in 2015. In 2017, Newcrest Mining Ltd sold its 89.9% stake in the project to Forbes & Manhattan of Canada, who in turn sold 52% of its interest in the project to Allied in May 2019 and the remaining 48% interest in September 2019.
Geological Setting, Mineralization and Deposit Types
The deposits that comprise the Bonikro Mine complex lie within the Birimian Baoulé-Mossi Domain, associated with the Oumé-Féttékro greenstone belt. The greenstone belt extends approximately 300 km along strike, parallel to the north-northeast trending regional structural grain. The southern part of the greenstone belt hosts the Bonikro, Hiré, Agbaou and Dougbafla gold deposits.
The Bonikro Deposit gold mineralization occurs as gold-bearing sheeted quartz veins within the faulted Bonikro porphyritic granodiorite intrusion. The intrusion is intersected by a northeast striking shear

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zone. The gold mineralization shares several characteristics with intrusion-related gold deposits, but this has likely been overprinted by orogenic-style gold mineralization related to regional structure reactivation. Gold mineralization tends to concentrate along younger faults that locally displace the contacts of the intrusion and within the intrusion. Molybdenum is a common occurrence in the quartz veins.
The Hiré mineralization occurs as multiple brittle structures within a much older granitoid, the Kan River Gneiss. The gold mineralized structures at Akissi-So, Agbalé, Chapelle and Assondji-So occur as narrow tabular quartz-rich lodes muscovite-sericite-chlorite-pyrite alteration. Akissi-So is 1 km long, comprises two discrete en-echelon lodes that strike north-east and dip steeply north-west, extends down dip for 300m and has three offsetting, often gold-bearing, east-west faults along its length. Agbalé is made up of several sub-parallel brittle structures trending in a similar orientation and structural setting as Akissi-So. Chapelle comprises two groups of sub-vertical structures at an acute angle to one another, over 2 km in length and variably up to 2-8 m in width. Strike is east-west or north-north-east. Mineralization is developed along the length of the structures concentrating near and at the intersection of the structures. Assondji-So consists of an intersecting set of NNE-SSW and NE-SW fault zones that extend under the town of Hiré. Additional East-West gold-bearing structures have been delineated by 2025 drilling and are open along strike and dip.
The Oumé mineralization consists of an array of subvertical mineralized veins hosted in a meta-basaltic andesites sequence intruded by dacitic and tonalitic dykes hosted within faults and at the margins of an intrusive that rheologically focused fluid flow. Gold mineralization occurs in strongly altered steep west dipping to vertical (75°) North-East striking (030°) faults, and along the intrusive contacts of the dacitic and tonalitic dykes.
Exploration
All targets in the Hiré and Bonikro licences were known resources or prospects at the time Allied took control of the exploitation leases. Allied’s exploration initially focused on near mine opportunities and is now expanding to the rest of the land package mainly east of the Chapelle zone, southeast of Assondji So and west along strike of Akissi So and east and west of the Oumé Deposit (formerly known as Dougbafla). Follow-up drilling will also be prioritized over the Ditula Prospect which is located 2 km southwest of the Hiré Mine lease and one of the better oxide gold targets on Allied's Property.
Ongoing drilling at Oumé (also known as the Dougbafla prospects) have led to a reserve of 585,000 ounces of gold in 15.05 million tonnes at a grade of 1.21 g/t. This reflects the exploration strategy to advance the conversion of Inferred Resources at Oumé to better define the mineralization controls and model. Drilling activities will continue at Oumé, including extensional drilling at Oumé North to the northeast where the deposit is still open.
These efforts are part of a broader strategy to extend the strategic mine life in Côte d'Ivoire to over 10 years, aiming for a 2 million ounce reserve that could support annual production of 180,000-200,000 gold ounces at reduced costs. To support this aim, $4.4 million is allocated for total exploration spending at Bonikro in the first half of 2026.
The Bonikro Deposit has been extensively explored, with historical drilling between 1999 and March 2020, comprising of 1,245 holes totaling 118,239 metres. Building on this dataset, Allied Gold has between 2020 and 2021 completed additional resource drilling consisting of 150 (RC) holes for 16,706 metres and 75 diamond‑drill (DD) holes totaling 17,715 metres. Four geotechnical holes have been drilled for 797 metres from December 2023 to January 2024. The use of diamond core holes allowed structural orientations to be obtained which supported and enhanced mineralization and geological interpretations.

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On the Oumé license a total of 654 holes for 93,789 m have been drilled by Allied. In detail, 271 diamond holes for 55,050 m and 384 RC and RCD holes for 39,739 m have been completed.
A total 2,056 holes for 151,821 m have been drilled on the Hiré license. In detail, 210 diamond holes for 32 447m, 1 202 RC and RCD holes for 99,982 m and 645 AC/RC holes for 19,391 m have been drilled.
Sampling, Analysis and Data Verification
Dry RC sampling involves three-stage riffle splitting of the field samples which are collected over 1 m intervals. A three-stage riffle split provides a representative sample of 2.0 kg to 2.5 kg for laboratory submission and analysis. The cyclone is cleaned at the end of each rod and hole, and the splitter is thoroughly cleaned between samples. Wet samples are left until close to dry and then processed in the splitter, which is cleaned between samples. Wet RC drilling is avoided – once 3m of continuously wet drilling has been intersected the hole is abandoned and finished with a core tail.
The sampling of DD core follows the Allied protocol to preserve the orientation line on the half core that is not sampled; the same side of the core is taken for assay. Generally, 1 m samples were obtained though minimum and maximum sample intervals are 0.5 m and 1.5 m.
Samples are given sequential numbers down any given hole and placed in labelled bags. These are collected from the drill collars, with geology logs entered into the database and delivered to the laboratory.
The preparation process comprises drying, crushing and pulverizing to 85% passing 75 μm. Allied continues to use the sample preparation protocol used at Bonikro and Hiré since 1999. Sample analysis uses a 50 g fire assay with atomic absorption spectroscopy finish, with an appropriate certified reference material sample every 20 samples plus blanks and duplicates.
The laboratories used for sample analysis of the exploration drilling are independent of Allied. Grade control uses bottle roll assays at the Bonikro mill lab and these have been included in the resource, affecting the mined volume of the historic pit.
SGS Ghana Limited (“SGS”) was principally used for sample preparation and assaying up until 2002, then with Transworld Laboratories Companies Inc. used from 2002 to 2004. SGS was then re-engaged until 2013 with Bureau Veritas Laboratories in Côte d’Ivoire used from 2013 to 2019. No umpire laboratory was nominated to undertake check assays over this period.
During 2019-2020 samples were delivered to MSA Laboratories in Yamoussoukro. Preparation was via a Boyd crusher-rotary split divider combination, pulverizing the sub-sample in an LM2 pulverizer and analysis by fire assay on 50 g charges with an Atomic Absorption Spectrometry finish. From 2020, Allied changed laboratories from MSA to Bureau Veritas (ISO14001) in Abidjan. In 2023, Allied instigated the use of CRISOS photon assays on 500g charges of crushed sample at the MSA Laboratories Yamoussoukro facility. To date this has only been the case for samples from the Oumé deposit.
Umpire assays are air freighted to ALS Global (ISO17025) in Perth. Umpire samples replicate well the certified reference materials and subset of mineral resource sample values.
Allied has maintained QA/QC management of samples received from Bureau Veritas, MSA and the Bonikro mine laboratories. Database managers review all assays as they arrive from the laboratories to judge their suitability for addition to the database. After the initial validation, assay certificates are imported into the database using Fusion software. Each month, assays received are summarized in a

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monthly QAQC report generated by the QAQC Manager. Assay samples are quarantined until fully vetted for QA/QC.
Mineral Processing and Metallurgical Testing
Seven metallurgical testwork programs have been undertaken since the Bonikro process plant was operational. The results have been used to optimize operating conditions for current and future ores.
During 2014 and 2015, recoveries of 94.5% were being achieved from Bonikro at 2.0 Mt/y and 130 µm P80 grind size. Beginning in 2017, the target grind size was increased to 190 µm to increase throughput to 2.5 Mt/y, with recoveries reducing to 87% with the Hiré ores being added to the feed.
Plant performance data was reviewed to assess the achieved recoveries and throughput for comparison with estimated parameters. The key observations are:
•Average throughput was 304 t/h, equivalent to 2.43 Mt/y.
•Grind size P80 averaged 190 µm with high variability in grind size until May 2021, when cyclone improvements were implemented.
•Gold recoveries averaged 89%, with lead nitrate added for Chapelle ores and liquid oxygen supplementing the oxygen plant since November 2021.
Mineral Resource and Mineral Reserve Estimates
The Mineral Resource estimate presented herein are based on block models generated during late 2024 (Bonikro Pit) and 2025 (Hiré and Oumé deposits). The resource estimation work was completed by Ms. Chelsey Protulipac, P.Geo, as a qualified person within the meaning of NI 43-101.
The Mineral Resources have been estimated conforming with CIM Standards and are reported in accordance with NI 43-101. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.
The Mineral Resource estimation prepared for the Bonikro Mine Complex consists of estimation of the Bonikro Pit deposit, the four Hiré Deposits (Akissi So, Agbalé, Chapelle and Assondji-So), and the Oumé deposit.
At Bonikro, a three-dimensional litho-structural model was generated in Leapfrog, considering lithology, structure, RQD, mine geology pit maps as well as a map and interpretation prepared by a consultant in 2019. The volcano-sediments (basalt dominant and metasediment dominant terranes) and granodiorite intrusion were modelled, along with faults that locally displace the granodiorite intrusion volume. The use of structural surfaces in Leapfrog, activating the modelled faults, produced a faulted intrusion framework that is a key control to the distribution of the gold mineralization.
For the Hiré deposits, the mineralization was modelled as steeply dipping tabular lodes, considering all exploration and production data, and pit mapping, where available.
At Oumé, a lithology model was developed, with emphasis on modelling the dacitic to tonalite intrusions. A complex mineralization framework was constructed using structural measurements and alteration logging, considering the constraints and orientations of the intrusion contacts.
A weathering profile covering each deposit area was modelled based on core logging and validated with field observations and checking the core photos database. For each deposit, a saprolite

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(completely oxidized), a transitional unit, and the upper limit of the fresh rock surface were modelled in 3D and exported as surfaces to code the block model.
For all deposits, domain solids and flagged assay intervals were exported from Leapfrog Geo software, and Datamine Studio RM was used to prepare assay data for geostatistical analysis, construct the block model, estimate metal grades, and tabulate mineral resources. The Geostatistical Software Library (GSLib) suite of software was used for geostatistical analysis, variography, and model validation. The GEOVIA Whittle module was used to generate an optimized pit shell to constrain mineral resources.
Assays were composited to a common support of 2 meters, with typically >=97% of the assay intervals having a length <=2m. Residual lengths were distributed equally among composites within a flagged string of data. Capping was applied to composites, as required, considering probability plots, capping sensitivity analyses, and reviewing the spatial distribution of outliers. Capping was evaluated by domain, on average, at the 99th percentile and with an average metal loss of 5%. Where available, grade control data was included in the informing data, while blastholes were excluded.
A volumetric block model was established with a parent cell size of 10m x 10m x 5m, allowing minimum sub-cells of 0.5m in all directions to honour the geometries of the mineralization domains, lithology and weathering surfaces coded into the block model.
Experimental variograms, each considering only data within a unique domain, were calculated and then modelled using GSLIB suite of tools. The variogram model was used to constrain maximum search neighbourhood distances and anisotropy. Search neighbourhood parameters were established considering the data configuration, parent block, and geostatistical anisotropic ratios. A selection of search neighbourhood sensitivities were run on selected domains to ensure that the parameters were robust and suitable. Three gradually relaxed search passes were established to optimize the estimation at different data spacing configurations.
An Ordinary Kriging algorithm was used to estimate a gold value into each parent block using Datamine Studio RM. The block estimations were validated visually in 3D and on sections and plans compared to the informing data. The estimations were validated statistically by comparing the basic statistics of the naïve and de-clustered composites to that of the estimated grades, by swath analysis, and change of support checks.
Bulk density was encoded into each block, considering both the weathering profile and lithology model, based on specific gravity measurements obtained by using a standard weight in water/weight in air methodology on split drill core. An average density specific to these constraints was applied to these volumes, given the low coefficient of variation of these datasets.
The block models were validated through visual comparison of estimated grades against informing composites on plans, sections, and three-dimensional views, a statistical comparison of estimated block grades to the naïve and de-clustered capped composite population, and volume variance checks. Where available, reconciliation with production annual production data as well as statistical and visual validation against proximal blasthole data.
Mineral Resources were constrained by a topographic surface updated with December 2025 end-of-month surveys. Mineral Resource classification was based on data quality, geological confidence, drilling density, geostatistical support demonstrating continuity above cut-off grade, and is linked to estimation pass and variogram ranges.

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Mineral Resources are reported within an optimized open-pit shell generated using site-specific technical and economic assumptions consistent with Mineral Reserve reporting and a gold price of US$2,300 per ounce.
For the Mineral Reserves estimates of Bonikro (and Hiré), economic parameters were provided by Allied Gold Corp., including the gold price, refining, and royalties. Operating costs were based on the current mining contract and the Budget 2025. Metallurgical recoveries were obtained from Site operations and Budget 2025. For Oumé, economic parameters included mining contract quotation and metallurgical test work completed at Bonikro where the ore is expected to be processed.
The estimates were prepared by Mr. Esteban Chacon Meynard, Chilean Accreditation Commission for Competences in Mineral Resources and Mineral Reserves, as a qualified person within the meaning of NI 43-101, in accordance with CIM Standards and CRIRSCO Standards.
Mineral Reserves have been estimated in accordance with the CIM Standards and are reported in compliance with NI 43-101.
The Mineral Reserve reflects the portion of the Mineral Resource which can be economically extracted by open pit methods, and considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. The Proven Mineral Reserve estimate is the economically mineable portion of the Measured Mineral Resource. The Probable Mineral Reserve is the economically mineable portion of the Indicated Mineral Resource.
Maptek Vulcan and Dassault Systems Whittle mining software were used for reserve evaluation. Based on the configuration of the mineralization, dilution was applied based on a minimum mining width according to mining parameters and then applying 1.0 meter of dilution allowance to the hanging wall and footwall of each of the mineralized domains. Mineable volumes based on this selective mining unit were created using Mineable Shape Optimizer (MSO), then used to generate a diluted sub-celled MSO model. Mineable volumes were created using Mineable Shape Optimizer (MSO), then used to generate a diluted sub-celled MSO model. Pit optimization using the MSO model was carried out using a base gold price of $2,000/oz for Bonikro and Hiré, with the selected pit shells using a revenue factor of 1.00. For Oumé, base gold price of $2300/oz was used for Oumé for pit optimization using a revenue factor of 1.00. Mineral Reserves were reported using cut-off grades informed by a $2,000/oz gold price and vary from 0.46 to 0.69 g/t gold for different ore types due to differences in recoveries, costs for ore processing, and ore haulage.
Allied is not aware of any metallurgical, geotechnical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, and other relevant issues that could impact the Mineral Resource estimate or the Mineral Reserve estimation at Bonikro. Please also refer to “Description of the Business – Risk Factors – Uncertainty in the Estimation of Mineral Reserves and Mineral Resources”.
See “Summary of Mineral Reserve and Resource Estimates”.
Mining Operations
The Bonikro, Akissi-So, Agbalé and Chapelle pits are existing operations which are mined using mechanised open pit mining method Caterpillar 6015 and 6030 excavators and Caterpillar 777 haul trucks

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(90 t class). The mining operation converted from owner-operated to contract mining in July 2022. A new mining contract was signed in November 2024 with MOTA-ENGIL.
The mining operating methodology used is open cut mining on 10 m benches and flitched off at 4 m increments with a top flitch of 2 m and including the heave from blasting on waste and 2 to 2.5 m in ore.
The pit designs involve extending existing pits within stages. The Bonikro pit is being developed in three stages to provide earlier access to ore, to a final depth of 350 m.
Design pit slopes are based on geotechnical assessments by SRK, Allied and George Orr and Associates as well as historical pit slope behaviour. Haul roads widths are based on Caterpillar 777 trucks with 25 m provided for two-way ramps and 15 m for single lane ramps.
The production schedule is based on mining the Bonikro and Agbalé pits supported with supplementary feed from the Bonikro low grade stockpile. The LOM plan schedules a total material movement of 9.0 Mt of ore and 87.2 Mt of waste for 96.2 Mt total material movement. The average strip ratio (waste t:ore t) is 9.7 over the LOM. Mining continues until 2031, after which the process feed is sourced from low grade stockpiles until early 2032. Overall, the LOM schedule mines about 22 Mt/y of rock in 2026, reducing thereafter as sufficient ore is exposed to deliver 2.5 Mt/y of ore to the Bonikro mill. The processing rate is maintained at 2.5 Mt/y until early 2030 with low grade stockpiles supplementing open pit ore.
Processing and Recovery Operations
The Bonikro process plant is a conventional CIL gold plant constructed in 2008 with a nameplate capacity of 2.0 Mt/y. Debottlenecking in 2017 has resulted in an upgraded capacity to 2.5 Mt/y.
The Bonikro ore can be classed as free milling at a P80 grind size of 190 microns and a high free gold content supporting the inclusion of gravity recovery within the flowsheet. The flowsheet consists of secondary crushing, single stage semi autogenous grinding, gravity recovery, primary leach followed by CIL and pumping the tailings to the TSF. Gravity concentrate is intensively leached in a strong cyanide solution with electrowinning of gold. Loaded carbon is acid washed, eluted and regenerated with gold being electrowon prior to smelting into doré.
Infrastructure, Permitting and Compliance Activities
Infrastructure
The Bonikro Mine has been operating since 2008 and has sufficient support infrastructure to continue to operate at the current production level.
Mine infrastructure at Bonikro comprises the main office block, administration offices, security and medical building, process plant and vehicle workshops, storerooms and an assay laboratory. Mine support facilities have also been established at Hiré to support the satellite mining operation. A 15 km haul road links Hiré to the Bonikro plant.
Power is supplied to a substation at Hiré from the national grid via a 90 kV regional power line from a hydroelectric power station at Taabo Dam, some 23 km to the east of Hiré. The Hiré substation, located adjacent to the Akissi-So Pit, has two outgoing feeders, a 90 kV supply to the Agbaou Mine to the south and a 33 kV supply line to Bonikro plan, running parallel to the Hiré-Bonikro haul road.

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The existing TSF is a single cell valley-fill facility that has been in operation since 2008 and is approximately 1 km from the Bonikro process plant. The TSF is formed by the main embankment on the north side and saddle dams on the east, west and south sides. Tailings are discharged into the TSF by sub-aerial deposition methods, using a combination of spigots at regularly spaced intervals from the north, east and west embankments, forming a supernatant pond at the South Embankment. The TSF surface area is approximately 200 ha.
The unlined TSF has predominantly been built using downstream construction techniques. Knight Piesold was appointed Engineer of Record in July 2020. In 2021 Knight Piésold updated the dam break assessment which showed a dam failure consequence category of ‘HIGH C’, based on ANCOLD Consequence Category. The most recent annual audit was conducted in December 2023 by Knight Piésold with no material items identified.
A review of tailings geochemistry from the Bonikro TSF was undertaken in 2016 by Graeme Campbell and Associates and confirmed that the tailings were Non-Acid Forming. There were some elevations of molybdenum and fluoride in the decant waters, but these elevations have not been reflected in seepage water which is intercepted in trenches and pumped back to the TSF.
The Bonikro eastern waste dump will be expanded to the west and cover two of the existing water storage dams. A new dam, the Pit Diversion Dam, will be constructed to divert excess water into an adjacent drainage system. Waste geochemical testwork shows low risk of acid formation with the Bonikro waste potentially releasing molybdenum above guideline levels albeit that existing monitoring data shows that the risk is expected to be low.
Permitting and Compliance
Permits are in place for the existing operation.
Key environmental and social management plans are implemented on site, which includes environmental and social management (including monitoring), waste management, local development (developed in collaboration with local development committees (“CDLM”)), mine closure, emergency response, and stakeholder engagement. These plans are supported by various procedures which form part of the HSEC management system.
The Company has established processes for land access or acquisition, and associated compensation. Temporary access for exploration activities is addressed as and when required.
Company contributions to the CDLM are set by the respective Mining Conventions.
Capital and Operating Cost Estimates
The capital cost estimate covers the activities required to enable Bonikro to continue at a production rate of 2.5 Mt/y until the Bonikro Mineral Reserves are depleted.
Total life of mine capital costs for the 6-year mine life are estimated at $77.1 million at ±15% accuracy. The main components of the capital costs cover $12.9 million for TSF raises, $3.9 million per year for general sustaining capital provisions and $41.0 million for mine closure and redundancy

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provisions. Exploration costs are excluded from the capital cost as they are to identify future growth, and are not required to support the current Mineral Reserves and Mineral Resources.

Bonikro LOM capital cost estimate
Capital item	Unit	Total
TSF Raise	$M	12.92
Sustaining Capital	$M	23.26
Closure & Redundancy	$M	40.96
Total	$M	77.15
Total operating costs for the 6-year mine life is estimated at $1,048 million to a ±15% accuracy.

Bonikro LOM operating cost estimate
Operating cost item	Unit	Total
Mining	$M	472.24
Processing	$M	225.71
G&A	$M	188.41
Royalties	$M	156.99
Selling	$M	4.55
Total	$M	1,047.90
Mining costs represent 45% of the operating costs and are based on the existing mining contract. Load and haul and drill and blast costs were calculated for the range of materials encountered by bench. Mining costs at $4.91/t rock are relatively high due to the deep mining stages of the Bonikro pit.
Processing costs represent 22% of the operating costs, with fixed costs at $11.5 million per year and average variable costs at $9.98/t. At the target throughput of 2.5 Mt/y, the processing costs are estimated at $15.65/t.
The LOM G&A operating cost estimates are included at $27 million/y based on historical performance, forecast manning, includes regional G&A but excludes corporate allocations.
Royalty costs represent 15% of the operating costs based on existing agreements described under “Property Description, Location and Access”:
•variable government royalty: 4.0% to 5.0% (dependent on gold price)
•Community Development royalty: 0.5%
•Newcrest Bonikro royalty: 4.5%
•Bonikro Stream:     6% at $400/oz, reducing to 3.5% at $400/oz in 2026
•Hiré royalty: 1.0%
Selling costs are estimated at $8.77/oz based on current contracts.
Exploration, Development and Production
Drilling is ongoing at the Hiré and Oumé prospects. For Hiré, the objective is to extend known mineralization trends along strike and test for an increased inventory of oxides to be fed to Agbaou. These

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targets include Chapelle East, Assondji-So, Assondji-So West and Marais and Akissi-So. For Oumé, which covers the Dougbafla claims and prospects and is near the town of Oumé, located 15 km northwest of the Bonikro process plant, exploration continues to explore for extensions to the mineralized zones to the northeast and southwest as well as to continue to upgrade Inferred Mineral Resources into Indicated Mineral Resources.
Agbaou Mine
Property Description, Location and Access
Agbaou is located 100 km by road south of the capital Yamoussoukro, in the Gôh-Djiboua District of Côte d'Ivoire in West Africa. The commercial centre Abidjan lies on the coast 214 km by road to the southeast, which is a road journey of about four hours. A sealed highway links Abidjan to the regional capital of Divo, a distance of about 180 km. From Divo to Hiré, the 40 km, road surface has recently been upgraded and re-sealed. The area of the Agbaou Mine is 334 km2. The Agbaou Mine is located 20 km from the Bonikro Mine. The majority of personnel are sourced from the local community with senior Ivorian staff typically travelling from Abidjan and expatriate staff flying in and out of Abidjan.
The area has a subequatorial climate characterized by four seasons: a long rainy season from April to July; a short dry season from August to September, a short rainy season from October to November, and a long dry season from December to March. The annual average rainfall is 1,196 mm, with annual totals between 900 mm to 1,600 mm. Agbaou operates year-round with limited disruption to open pit operations during short-term, high rainfall events. Average annual temperatures range from 24° to 28°C, with slightly lower temperatures recorded during the wet season. Average annual relative humidity is 82%, with average monthly humidity fluctuating between 70% and 90%.
The Agbaou Exploitation Permit (PE 37) was granted on August 1, 2012 and renewed on August 1, 2022 for 10 years by Agbaou Gold Operations SA (“AGO”). Allied owns 85% of AGO, the government of Côte d’Ivoire owns 10% while SODEMI, the State-owned mining development company, owns 5%.
The AGO Mining Convention took effect on March 13, 2013 and was valid until July 31, 2022. An updated Convention is being finalized at the time of reporting. The Ministry of Mines, Petroleum and Energy has confirmed the tax and customs benefits granted in the Convention apply while the renewal process is underway. The Company expects that the following agreed economic development parameters will be re-instated:
•The government revenue royalty or ad valorem tax percentage is based on a sliding scale and is applied on the net revenue of gold sales which is 4% from $1,301 to $1,600/oz and 5% above $1,600/oz.
•A community development fund royalty of 0.5% on the net revenue of gold sales for community development projects in nearby communities.
•A 25% corporate tax rate with standard deductions, including operating expenditure, royalties, selling costs and capital costs.
A net smelter royalty is paid to Triple Flag Precious Metals Corp. The royalty rate is variable based on gold price, and is 2.5% when prices are at or above $1,400/oz. The royalty is capped at $50 million total payment. The royalty was originally granted to Endeavour as part of the acquisition cost of the mine.

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The surface rights have been purchased and are sufficient for most of the proposed development and extraction of the Mineral Reserve. Costs for additional surface rights are included for waste storage and the mining of a pit stage.
History
The discovery of bedrock gold mineralization at Agbaou was made in the late 1980s. Significant exploration work was undertaken between 1994 and 2000 that included geochemical sampling, geophysics, RAB, RC and diamond drilling. Further exploration drilling programs were initiated from 2003 to 2011.
Endeavour acquired Agbaou in 2010 and commenced production in 2013 with commercial production achieved in January 2014. Allied purchased Endeavour’s interest in Agbaou on March 1, 2021. The operation has produced over 1.54 Moz of gold, at an average production rate of about 137 koz/y.

Year	Tonnes Milled (Mt)	Grade (g/t gold)	Contained Gold (koz)	Gold Produced (koz)
2013	0.26	1.17	10	6
2014	2.24	2.07	149	146
2015	2.67	2.17	186	181
2016	2.83	2.27	206	196
2017	2.91	2.04	190	177
2018	2.83	1.70	155	141
2019	2.70	1.62	140	138
2020	2.74	1.28	113	105
2021	2.56	1.37	113	108
2022	2.56	1.30	107	103
2023	2.25	1.05	75	73
2024	2.31	1.12	82	78
2025	2.42	1.12	87	85
Total	31.28	1.61	1,613	1,537
Geological Setting, Mineralization and Deposit Types
The Agbaou deposit lies within the Birimian Baoulé-Mossi Domain, associated with the Oumé-Féttékro greenstone belt. The deposit is associated with folded greenschist facies mafic meta-volcanics and sediments. Mineralization concentrates locally along the north and south limbs of thrusted fold hinges.
Gold mineralization is hosted in corridors of quartz veins that occur along two primary, elongated zones following the trace of the two thrust faults that control the distribution of the lodes. Within the lodes, a range of vein types are observed along these corridors, including breccias and boudinage, sometimes described as “mottled”, and with gold associated with sericite and carbonate alteration and varying amounts of sulfides (dominantly pyrite and pyrrhotite). Local flexures along the thrust and deformation zones are associated with higher grade mineralization.

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Exploration
From 2003, Etruscan Resources completed soil geochemistry and identified gold-in-soil anomalies at four targets: Agbaou, Agbaou Sud, Zeiga, Zehiri and Niafouta. Agbaou was subsequently drill tested and developed into a mining operation.
The Agbaou Deposit comprises in excess of 50 separate gold-bearing lenses that for the most part are open down dip/plunge, below the existing pits, which are commonly limited due to a dearth of deeper drilling versus the lack of deemed economic gold mineralization.
In 2025, exploration embarked on an approximately 35,000 m drill program to both convert ~200,000 ounces of Inferred Mineral Resources to Indicated Mineral Resources and extend those same zones to depth. As of year-end 2025, this program was 52% complete with an end of Q1, 2026 targeted completion date for the drilling and an end of Q2, 2026 updated resource estimate. Replacement of Mineral Resources provides an inventory for future Mineral Reserves development. Allied’s exploration is currently focused on areas in and around the Agbaou open pits to extend mineralization beneath and between the existing pits and into the surrounding property area, with the objective of further increasing mine life. In 2026, drilling is planned to test the Agbaou South Target and soil sampling is being carried out over the Agbaou West area.
Drilling
A total of 1,119 holes for 159,729 m have been drilled at Agbaou by Allied. In detail 295 diamond holes for 60,300 m and 826 RC and RCD holes for 99,492 m have been drilled.
Sampling, Analysis and Data Verification
Dry RC sampling involves three-stage riffle splitting of the drill samples which are collected over 1 m intervals. A three-stage riffle split provides a representative 2.0 kg to 2.5 kg sample for laboratory submission and analysis. The cyclone is cleaned at the end of each rod and hole, and the splitter is thoroughly cleaned between samples. Wet samples are left until mostly dry and the splitter is cleaned between samples. Allied stops RC drilling upon 3 continuous metres of wet samples and the hole is tailed with core.
The sampling of DD core follows a detailed protocol to preserve the orientation line on the half core that is not sampled; the other side of the core is taken for assay. Generally, 1 m samples were obtained, although minimum and maximum sample intervals are 0.62 m and 1.2 m respectively were collected from earlier core holes.
Samples are given sequential numbers down any given hole and placed in labelled bags. These are collected from the drill site, with geology logs entered into the Fusion database. Samples are delivered to the independent Bureau Veritas laboratory in Abidjan (ISO45001).
The sample preparation process comprises drying, crushing through a Boyd jaw crusher with an RSD and pulverized to 85% passing 75 μm. Sample analysis is by a 50 g fire assay with an AAS finish. An appropriate QA/QC sample is inserted every 20 samples (standard, blank, coarse RC duplicate and a pulp duplicate).
The Bureau Veritas laboratory in Abidjan was also used by Endeavour with select samples sent to an umpire laboratory. Allied has continued to use Bureau Veritas Abidjan with umpire assays air freighted to ALS Global (ISO17025) in Perth, Australia. Umpire samples replicate well with the standards.

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Mineral Processing and Metallurgical Testing
Several metallurgical testwork programs have been carried out on the Agbaou ores during pre-production and operations to optimize conditions. In 2022 a metallurgical testwork program was carried out to inform the LOM planning.
A review of the plant performance showed:
•Gold recoveries averaged 94% with tailings grades generally below 0.15 g/t, indicating free milling ore in oxide, transition and fresh ore types.
•Increasing proportions of fresh ore in the feed blend have had minimal impact on gold recovery.
•Fresh ores exhibit harder characteristics, requiring more milling energy and therefore throughputs decline with higher proportion of fresh ore in feed.
•Throughput rates vary between 2.6 Mt/y at 50% oxide feed to 3.3 Mt/y at 100% oxide feed.
Mineral Resource and Mineral Reserve Estimates
The Mineral Resource estimate presented herein are based on block models generated in 2025. The mineralization modelling and resource estimation work was directly supervised by Ms. Chelsey Protulipac, P.Geo, as a qualified person within the meaning of NI 43-101.
The Mineral Resources have been estimated in accordance with the CIM Standards and are reported in accordance with NI 43-101. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.
The Mineral Resource estimation prepared for Agbaou is comprised of discrete rotated block models for the main trend (Agbaou North and Agbaou South) and Agbaou West.
A property scale three-dimensional litho-structural model was generated in Leapfrog, largely considering regional geological mapping and limited pit maps generated by consultants. As the majority of the subsurface dataset is limited to reverse-circulation drilling with limited diamond core, the utility of the chip logs to interpret lithology and structure is relatively limited.
A weathering profile covering each deposit area was modelled based on chip logging and validated with field observations. A saprolite (completely oxidized), a transitional weathered unit consisting of pervasive iron oxide staining, poor rock quality but not completely oxidized rock, and the upper limit of the fresh rock surface were modelled in 3D and exported as surfaces to code the block model.
The domain solids and flagged assay intervals were exported from Leapfrog Geo software, and Datamine Studio RM was used to prepare assay data for geostatistical analysis, construct the block model, estimate metal grades, and tabulate mineral resources. The Geostatistical Software Library (GSLib) suite of software was used for geostatistical analysis, variography, and model validation. The GEOVIA Whittle module was used to generate an optimized pit shell to constrain mineral resources.
Assays were composited to a common support of 2 meters, with >=98% of the assay intervals having a length <=2m. Residual lengths were distributed equally among composites within a flagged string of data. Capping was applied to composites, as required, considering probability plots, capping sensitivity analyses, and reviewing the spatial distribution of outliers. Capping was evaluated by domain, on average, at the 99th percentile and with an average metal loss of 5%. Where available, grade control data was included in the informing data. Unsampled intervals were managed based on campaign.

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Unsampled grade control intervals were excluded, as were intervals from non-geological holes, all other unsampled intervals had a grade of 0 applied.
A volumetric block model was established with a parent cell size of 10m x 10m x 5m, allowing minimum sub-cells of 1m in all directions to honour the geometries of the mineralization domains, lithology and weathering surfaces coded into the block model.
Experimental variograms, each considering only data within a unique domain, were calculated and then modelled using GSLIB suite of tools. The variogram model was used to constrain maximum search neighbourhood distances and anisotropy. Search neighbourhood parameters were established considering the data configuration, parent block, and geostatistical anisotropic ratios. A selection of search neighbourhood sensitivities were run on selected domains to ensure that the parameters were robust and suitable. Three gradually relaxed search passes were established to optimize the estimation at different data spacing configurations.
An Ordinary Kriging algorithm was used to estimate a gold value into each parent block using Datamine Studio RM. The block estimations were validated visually in 3D and on sections and plans compared to the informing data.
Bulk density was encoded into each block, considering both the weathering profile and lithology model, based on specific gravity measurements obtained by using a standard weight in water/weight in air methodology on split drill core. An average density specific to these constraints was applied to these volumes and validated with tonnage factors applied at the operation.
The block models were validated through visual comparison of estimated grades against informing composites on plans, sections, and three-dimensional views, a statistical comparison of estimated block grades to the naïve and de-clustered capped composite population, and volume variance checks. Additionally, the model was reconciled against the annual production mill data with excellent agreement.
Mineral Resources were constrained by a topographic surface updated with December 2025 end-of-month surveys. Mineral Resource classification was based on data quality, geological confidence, drilling density, geostatistical support demonstrating continuity above cut-off grade, and is linked to estimation pass and variogram ranges.
Mineral Resources are reported within an optimized open-pit shell generated using site-specific technical and economic assumptions consistent with Mineral Reserve reporting and a gold price of US$2,300 per ounce.
For the Mineral Reserves estimates of Agbaou, economic parameters were provided by Allied Gold Corp., including the gold price, refining, and royalties. Operating costs were based on the current mining contract and the Budget 2025. Metallurgical recoveries were obtained from Site operations and Budget 2025.
The estimates were prepared by Mr. Esteban Chacon Meynard, Chilean Accreditation Commission for Competences in Mineral Resources and Mineral Reserves, as a qualified person within the meaning of NI 43-101, in accordance with CIM Standards and CRIRSCO Standards.
Mineral Reserves have been estimated in accordance with the CIM Standards and are reported in compliance with NI 43-101.

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The Mineral Reserve reflects the portion of the Mineral Resource which can be economically extracted by open pit methods, and considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. The Proven Mineral Reserve estimate is the economically mineable portion of the Measured Mineral Resource. The Probable Mineral Reserve is the economically mineable portion of the Indicated Mineral Resource.
For reserves evaluation, Maptek Vulcan and Dassault Systems Whittle mining software were used. Based on the configuration of the mineralization, dilution was applied based on a minimum mining width according to mining parameters and then applying 1.0 meter of dilution allowance to the hanging wall and footwall of each of the mineralized lodes. Mineable volumes based on this selective mining unit were created using Mineable Shape Optimizer (MSO), then used to generate a diluted sub-celled MSO model. Pit optimization using the MSO model was carried out using a base gold price of $2,000/oz was used for the pit optimization, with the selected pit shells using a revenue factor of 1.00. Mineral Reserves were reported using cut-off grades informed by a $2,000/oz gold price and vary from 0.43 to 0.55 g/t gold for different ore types due to differences in recoveries, costs for ore processing, and ore haulage.
Allied is not aware of any metallurgical, geotechnical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, and other relevant issues that could impact the Mineral Resource estimate or the Mineral Reserve estimation at Agbaou. Please also refer to “Description of the Business – Risk Factors – Uncertainty in the Estimation of Mineral Reserves and Mineral Resources”.
See “Summary of Mineral Reserve and Resource Estimates”.
Mining Operations
Design pit slopes are based on geotechnical assessments by Golder, SRK, Allied and George, Orr and Associates as well as historical pit slope behaviour. Haul roads widths are based on Caterpillar 777 trucks with 25 m provided for two-way ramps and 14 m for single lane ramps.
The Agbaou pits are mined using contractor Komatsu PC2000 (210 t), Caterpillar 6015 (150 t) excavators, and Caterpillar 777 (90 t) haul trucks. The mining operating methodology is open cut mining on 10 m benches and flitched off at 2.5 m increments including the heave from blasting. Waste is taken to the designated waste dumps adjacent to each of the pit stages. Later in the mine life waste stripping will use 3.3 m flitches to maximize extraction of the waste.
The production schedule is balanced to mine approximately 20.8 Mt/y of rock in 2026-2028, with mining currently forecast to be complete in 2028.
Processing and Recovery Operations
The Agbaou process plant is a conventional CIL gold plant constructed in 2013 with 2.2 Mt/y realized from the treatment of oxide ore. In 2016 a plant expansion was carried out to increase production from the harder fresh ore. From 2018 to 2021 the plant was operating at an average 2.65 Mt/y (354 t/h) on blended feed (67% oxide and 33% fresh). In 2022 the plant treated 2.56 Mt (333 t/h) on a blended feed containing 22% fresh ore. DRA have completed an optional analysis study to further milling capacity to 350 t/h with a twin-stream comminution 100 t/h capable of milling harder rock, with improved process controls, which will help to shift the SAG mill power and weight towards its high limit and maximize the SAG mill feed.

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The Agbaou ore can be classed as free milling with P80 grind size of 75 microns and a high free gold content. The flowsheet consists of secondary crushing, two stage grinding, gravity recovery and CIL. Gravity concentrate is intensively leached in a strong cyanide solution with electrowinning of gold. Loaded carbon is acid washed, eluted and regenerated with gold being electrowon prior to smelting into doré.
Infrastructure, Permitting and Compliance Activities
Infrastructure
The Agbaou Mine has been operating since 2013 and has sufficient supporting infrastructure to continue operating at the current production level. Existing infrastructure includes a water supply dam, mining services area, administration buildings, workshops, warehouses, laboratory and security.
The accommodation camp is approximately 2.7 km by road north of the process plant and has a capacity of 128 beds. The majority of the site personnel are Ivorian and live locally.
The site is connected to the Ivorian national electrical grid by a 15 km, 90 kV electrical transmission line from the Hiré substation.
Tailings Storage Facility
The TSF is a valley storage located 1 km north of the process plant site and comprises four multi-zoned earth filled embankments. The TSF has an underdrainage system and an emergency spillway on the eastern embankment.
Tailings are discharged into the TSF by sub-aerial deposition methods, using a combination of spigots at regularly spaced intervals from the south, east and west embankments, forming a supernatant pond at the north embankment. The TSF surface area is approximately 130 ha.
The unlined TSF has been built using downstream construction techniques. Knight Piésold, the Engineer of Record, has been involved with the TSF since project commencement. In March 2023 Knight Piésold updated the dam break assessment which showed a dam failure consequence category of ‘HIGH B’, based on ANCOLD Consequence Category and ‘very high’ under GISTM. The most recent annual audit was conducted in February 2026 by Knight Piésold with no material items identified from the dam safety inspection. The annual audit report is being finalized by Knight Piésold and is expected to be issued by the end of April 2026.
Waste Rock Dumps
Waste dumps are established in proximity to the existing pits. New waste dump sites have been identified with additional sterilization drilling required to confirm future locations. As a result of being constrained by the compensation boundary (surface rights), previous owners of the Agbaou operation elected to back-fill two pits with waste.
Waste geochemical testwork shows some potential for generation of acidic drainage but generally the neutralization potential of the samples was sufficient to mitigate this risk.
Permitting and Compliance
Permits are in place for the existing operation and the permitting process for further lifts of the existing TSF have commenced.

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AGO has several key environmental and social plans implemented on site, which includes environmental and social management (including monitoring), waste management, local development (developed in collaboration with local CDLM, mine closure, emergency response, and stakeholder engagement). These plans are supported by various procedures which form part of the HSEC management system.
Company contributions to the CDLM are set by the respective Mining Convention.
Capital and Operating Cost Estimates
The capital cost estimate was developed to cover the activities required for the Agbaou operation to continue at a production rate of 1.6 Mt/y until the Mineral Reserves are depleted.
Total life of mine capital costs for the mine life are estimated at $63.6 million (at ±15% accuracy) as summarized in the table below. The main components of the capital costs cover $3.3 million of TSF raises, $28.2 million for general infrastructure, mining and plant; and $32.1 million for mine closure and redundancy provisions, before accounting for $6.2 million of mine closure (escrow) credits.

Agbaou LOM capital cost estimate ($M)
Activity	Total
Mining	1.69
Plant	5.80
Infrastructure	20.74
TSF	3.29
Mine Closure	32.11
Total	63.63
Total operating costs for the mine life are estimated at $435.5 million, as summarized in the table below. Mining costs represent 52% of the operating costs and are based on the existing mining contract. Load and haul and drill and blast metrics were calculated for the range of materials encountered and were developed per bench for each of the deposits for use in the pit optimizations and mining schedules.
LOM mining costs are equivalent to $3.63/t rock as compared to $2.70/t rock for 2025; the higher mining costs are reflective of mining deeper parts of the orebody which incurs higher costs.
Processing costs represent 18% of the operating costs and are based on historical performance and 2025 pricing. Variable (reagents and consumables and power) contribute 71% of the process plant costs with 29% fixed which includes labour (17%), maintenance (12%). LOM processing costs at $16.07/t are higher than the 2025 costs at $10.6/t as more fresh ore will be treated over the remaining mine life.
The annual G&A operating cost estimate of $18 million/y is based on historical performance, forecast manning, maintenance schedules and excludes corporate allocations.
Royalty costs represent approximately 8.50% of the operating costs pursuant to existing agreements:
•Variable government royalty of 4.0% to 5.0% (dependent on gold price).
•Community Development royalty of 0.5%.
•Endeavour royalty of 2.5% (now owned by Triple Flag Precious Metals).

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Selling costs are estimated at $8.37/oz based on current contracts.

Agbaou LOM operating cost estimate($M)
Operating cost item	Total
Mining	226.87
Processing	77.63
G&A	54.01
Royalties	75.15
Selling	1.86
Total	435.52
Exploration, Development and Production
The Company is continuing to advance exploration activities to increase the mine life of Agbaou and is working on cost optimizations and the integration of Agbaou into one business unit with Bonikro.
Tripartite Toll Treat Agreement
A tripartite toll treatment agreement was approved in October 2023 to process ore from the three mineral endowments, Agbaou, Hiré and Bonikro between the Bonikro and Agbaou process plants.
DIVIDENDS AND DISTRIBUTIONS
Subject to statutory or legal requirements, as well as certain restrictions on amount of cash that may be distributed under the terms of the Credit Facility and the Wheaton Stream, there are no restrictions in the Company’s articles or by-laws that would restrict or prevent the Company from paying dividends. Allied has developed a dividend philosophy that will provide shareholders with cash returns in the form of a dividend based on free cash flow as free cash flows increase which is expected following expenditure of development capital in support of growth. In the immediate period of growth over the next few years, Allied anticipates that cash flow along with proceeds from the Company’s financings in 2025 will be re-invested in the development and growth of the business, with dividends anticipated to be paid following this growth period.
The Board, from time to time, and on the basis of any earnings and the Company’s financial requirements or any other relevant factor, will determine the future dividend policy of the Company with respect to its shares. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.
DESCRIPTION OF CAPITAL STRUCTURE
The Company is authorized to issue an unlimited number of Common Shares, of which there are 125,881,229 Common Shares issued and outstanding as of the date of this AIF.
Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such

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dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
In addition, the Company has Convertible Debentures which are convertible into Common Shares as described under “General Development of the Business – Three Year History – RTO Financing”. The Company has also granted stock options and restricted share units under its stock option plan and restricted share unit plan, respectively, which, upon vesting, may be exercisable or redeemable, as applicable, for Common Shares.
MARKET FOR SECURITIES
Trading Price and Volume
The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “AAUC” and the Convertible Debentures are listed and posted for trading on the TSX under the symbol “AAUX.DB.U”. The following tables provide information as to the price ranges and volume traded by month for the Common Shares and the Convertible Debentures on the TSX for the year ended December 31, 2025.
Common Shares

Month	High (C$)	Low (C$)	Volume
January 2025	4.68	3.25	9,355,294
February 2025	5.03	4.28	11,583,835
March 2025	5.26	4.47	12,163,314
April 2025	5.98	4.08	25,435,208
May 2025	20.00	5.18	13,375,320
June 2025	21.59	17.85	12,803,528
July 2025	19.32	17.45	7,883,870
August 2025	19.40	15.69	8,445,333
September 2025	24.70	19.06	15,898,985
October 2025	28.76	20.96	13,519,540
November 2025	30.00	20.61	10,577,708
December 2025	34.58	28.50	14,638,358
Convertible Debentures

Month	High (C$)	Low (C$)	Volume
January 2025	92.00	92.00	190
February 2025	N/A	N/A	N/A
March 2025	100.00	93.60	110
April 2025	100.00	100.00	780
May 2025	100.00	96.00	5,530
June 2025	105.00	101.00	610
July 2025	N/A	N/A	N/A
August 2025	105.10	104.95	430
September 2025	115.00	114.50	310

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Month	High (C$)	Low (C$)	Volume
October 2025	127.00	120.00	200
November 2025	121.15	120.00	760
December 2025	146.00	129.00	520
DIRECTORS AND OFFICERS
Name, Occupation and Security Holding
The following table sets forth the name, province or state and country of residence, position held with the Company and the principal occupation of each director and executive officer of the Company during the past five years. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.
Directors

Name and Residence	Position	Principal Occupation (Past 5 Years)
John Beardsworth(2)(3) Virginia, United States	Lead Director	Retired Senior Counsel, Member of Executive Committee and Partnership Admission Committee of Hunton Andrews Kurth LLP

John Begeman(1)(4) South Dakota, United States	Director	Director of Pan American Silver Corp. (since May 2023); Director of i-80 Gold Corp. (since April 2021); Director of Yamana (May 2007 to March 2023); Executive Chairman of Premier Gold Mines Limited (May 2006 to April 2021)

Pierre Chenard Quebec, Canada	Director	Chief Executive Officer of Manara Minerals Investment Company (since 2024); Director of G Mining Ventures Corp. (since 2024); Executive Director of Allied Gold Corp Limited (February 2021 to September 2023); Executive VP, Corporate Development & Strategy at AngloGold Ashanti (April 2019 to February 2021); Various roles at Rio Tinto Aluminum, including 8 years as Vice President, Business Development and General Counsel, Aluminium and previously as Vice President and General Counsel at Alcan Inc.

Justin Dibb Dubai, United Arab Emirates	Vice Chairman and Director	Co-founder and Chief Executive Officer of Allied Gold Corp Limited

Richard Graff(1)(3) Colorado, United States	Director	Director of Yamana (October 2007 to March 2023); Director of DMC Global Inc. (June 2007 to May 2024); Director of Alacer Gold Corp. (2008 to September 2020)

Peter Marrone Ontario, Canada	Chairman and Chief Executive Officer	Executive Chairman, and Chairman and Chief Executive Officer, of Yamana (July 2003 to March 2023); Director of Aris Mining Corporation (September 2022 to May 2024)

Daniel Racine(4) Ontario, Canada	Director	President of Allied (September 2023 to December 2025); President and Chief Executive Officer of Yamana (August 2018 to March 2023); Director of Yamana (April 2021 to March 2023)

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Name and Residence	Position	Principal Occupation (Past 5 Years)
Jane Sadowsky(1)(2)(3) New York, United States	Director	Managing Partner of Gardener Advisory LLC; Director of Yamana (September 2014 to March 2023); Director of Nexa Resources S.A.(since February 2018)

Dino Titaro(2)(4) Ontario, Canada	Director	Director of Yamana (August 2005 to March 2023); Director of Avidian Gold Corp. (since November 2017); Director of Golconda Gold Ltd. (since June 2019); Director of EV Minerals Corp. (since June 2023); Director of Blossom Gold Inc. (since January 2026)

Oumar Toguyeni(4) Ontario, Canada	Director	Director of Hummingbird Resources Plc (since November 2024 to February 2025); Senior Vice President External Affairs and Sustainability and Regional Vice-President, West Africa of IAMGOLD Corporation (2012 to December 2023)

Executive Officers

Name and Residence	Position	Principal Occupation (Past 5 Years)
Peter Marrone Ontario, Canada	Chairman and Chief Executive Officer	Executive Chairman, and Chairman and Chief Executive Officer of Yamana (July 2003 to March 2023); Director of Aris Mining Corporation (September 2022 to May 2024)

Jason LeBlanc Ontario, Canada	Chief Financial Officer	Senior Vice President, Finance, and Chief Financial Officer of Yamana (January 2006 to March 2023); Director of Premium Nickel Resources Ltd. (since May 2023)

Richard Campbell Ontario, Canada	Chief Human Resources Officer	Senior Vice President, Human Resources of Yamana (May 2011 to March 2023)

Gerardo Fernandez Ontario, Canada	Chief Development Officer	Senior Vice President, Corporate Development of Yamana (October 2007 to March 2023)

Johannes Stoltz Johannesburg, South Africa	Chief Operating Officer	Senior Vice President, Operations of Allied Gold Corp Limited (up to September 2023 and thereafter with the Company); Head of Operations at Orion Minerals Limited (May 2022 to April 2023)

Sofia Tsakos Ontario, Canada	Chief Legal Officer and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary of Yamana (December 2007 – March 2023)

Gwennael Guillen Lisbon, Portugal	Chief Sustainability Officer	Vice President, Sustainability of Endeavour Mining Corporation (February 2021 to June 2023); Vice President, Sustainability of Teranga Gold Corporation (March 2019 to February 2021)

Don Dudek British Columbia, Canada	Chief Exploration Officer	Director, Omai Gold Mines Corp. (June 2022 to present); Technical Advisor, Wolfden Resources Corporation (January 2020 to present); Technical Advisor, Desert Gold Ventures Inc. (October 2017 to March 2025)

(1)Member of the Audit Committee

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(2)Member of the Compensation Committee
(3)Member of the Corporate Governance and Nominating Committee
(4)Member of the Sustainability Committee.
As a group, the directors and executive officers of the Company hold approximately 19,805,652 Common Shares representing approximately 15.7% of all issued and outstanding voting securities of the Company (on an undiluted basis) as of the date of this AIF.
The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set out below.
Director Biographies
John Beardsworth – Lead Director
John Beardsworth retired in 2021 as a senior partner of the law firm Hunton Andrews Kurth LLP (“Hunton”), where he served multiple terms as a member of the firm’s Executive Committee and Partnership Admission Committee. Mr. Beardsworth also served for ten years as Global Head of Hunton’s Business Practice Group and he served as Chair of the American Bar Association’s Infrastructure and Regulated Industries Section. Mr. Beardsworth is an Honorary Lecturer at the University of Dundee’s Center for Energy, Petroleum and Mineral Law and Policy. With over 40 years of experience, he focused his practice on energy and infrastructure transactions and finance, particularly in the oil, gas, electricity, mining and infrastructure sectors. Prior to retiring, Mr. Beardsworth served as Hunton’s relationship Partner for the World Bank, the International Finance Corporation, the U.S. International Development Finance Corporation, the Port Authority of Virginia, the U.S. Department of Energy and multiple sovereign Governments throughout the world, including many in Africa. In Chambers rankings, Mr. Beardsworth is one of two lawyers worldwide ranked with the highest “Senior Statespeople” designation for Africa Infrastructure Projects and Energy.
Mr. Beardsworth is an internationally recognized author and speaker on the development and financing of energy, extractive industries, renewables and infrastructure projects with a particular focus on Africa and emerging markets. He is a co-author of the World Bank’s ground-breaking treatise on resource-financed infrastructure and his work in Africa has been the subject of feature articles. Mr. Beardsworth has undertaken speaking and lecturing assignments in North and South America, Africa, Europe and Africa, generally with a focus on emerging market development and finance.
John Begeman – Director
John Begeman is a Professional Mining Engineer with over 40 years of mining experience. His extensive experience in the mining industry, combined with his background in precious metals operations, executive and project development management, provide valuable industry insight and perspective to both the board and management. He currently sits on the board of directors of i-80 Gold Corp. and Pan American Silver.
Mr. Begeman previously served as the Executive Chairman of the board of Premier Gold Mines Limited, a director of African Gold Group, the President and Chief Executive Officer of Avion Gold Corporation, the Chief Operating Officer of Zinifex Canada Inc. and Vice President, Western Operations of Goldcorp Inc. (“Goldcorp”). Prior to his employment at Goldcorp, Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company’s mining operations group throughout the western United States. His experience in executive leadership in international mining operations, permitting and community involvement assists the board and management with its ongoing business endeavours. His past environmental and social license analysis

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along with project risk assessment also form a broad base of experience that the board and management can draw on.
Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA. He has completed the Rotman-Institute of Corporate Directors (“ICD”) Directors Education program and is a member of the ICD with the ICD.D designation. He is also a member of the National Association of Corporate Directors (“NACD”) and is NACD Directorship Certified.
Justin Dibb – Vice Chairman and Director
Justin Dibb is the Vice-Chairman and a director of Allied Gold Corporation. Mr. Dibb was the co-founder of, and acted as Chief Executive Officer of, Allied Gold Corp Limited from 2011 until September 2023 when the Company completed a business combination that resulted in the listing of Allied Gold Corporation on the TSX. With over 20 years of international, operational and industry business experience throughout Africa, and through his vision and leadership, Mr. Dibb was the driving force behind the transformation of Allied Gold Corp Limited to an African focused mining group building toward gold production of one million ounces with an attractive growth profile.
Prior to Allied Gold Corp Limited, Mr. Dibb co-founded Dominion Petroleum Ltd. in 2004 where he developed and executed on a strategic plan of acquiring and optimizing seven projects in various countries throughout Africa including Tanzania, Uganda and the Democratic Republic of Congo before successfully listing on the London Stock Exchange with a market capitalization of $240 million. Mr. Dibb was instrumental in raising $140 million for Dominion Petroleum Ltd. before its acquisition by Ophir Energy in 2011.
Mr. Dibb studied Laws, Banking and Finance at Griffith University.
Pierre Chenard – Director
Pierre Chenard has held various roles in both the corporate development and legal areas over the past 40 years. Mr. Chenard is currently the Chief Executive Officer of Manara Minerals Investment Company, a venture that is investing in mining assets globally. From February 2021 up until the closing of the RTO Transaction in September 2023, Mr. Chenard was Executive Director of Allied Gold Corp Limited. From April 2019 to February 2021, he was Executive VP, Corporate Development & Strategy at AngloGold Ashanti. Prior to that, Mr. Chenard spent 11 years with Rio Tinto Aluminum including 8 years as Vice President, Business Development and General Counsel and had previously served as Vice President and General Counsel at Alcan Inc. From 1988 to 2000, Mr. Chenard was Vice President and Head of Corporate Development at Cambior Inc., a Canadian mining company who had mining operations in various countries including Guyana and Suriname. Mr. Chenard earned Civil and Common Law degrees from McGill University and has been a member of the Quebec Bar since 1984.
Richard Graff – Director
Richard Graff has served on numerous public boards in the mining and oil and gas industries and has served as a board chairman, chairman of audit committees, and special committees, as well as having compensation committee and governance and nominating committee experience. His extensive experience in the metals and mining industry includes accounting and financial reporting, internal control, governance and compliance initiatives, and mergers. Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force, which resulted in the issuance of accounting and financial reporting guidance in the mining industry for US GAAP. He represented a consortium of international mining companies, and has met with and provided recommendations to the International Accounting Standards Board (“IASB”) on financial reporting issues in the mining industry.

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The IASB incorporated input from these meetings into its published rules. Mr. Graff organized periodic meetings in London between global mining companies and the IASB to discuss financial reporting issues affecting the industry and shared that information with the management, boards and audit committees on which he serves. He also has had discussions with and provided input to the U.S. Securities and Exchange Commission on financial reporting issues in the industry.
Mr. Graff has been a speaker at industry conferences and directors’ education programs on the topics of financial reporting in the mining industry, audit committee trends, board succession, investor engagement and enterprise risk management. Mr. Graff has moderated the Canadian Public Accountability Board (CPAB) Mining Industry Forum in Toronto. He also served as interim chairman of the Board of the Directors, chair and member of the audit committee, and a member of the risk committee of DMC Global Inc. He served as the chairman of the audit committee for many years and was the lead director and a member of the compensation committee of Yamana and was interim chairman of the Board of Directors, chair of the audit committee and a member of the compensation committee of Alacer Gold Corp. Mr. Graff’s extensive international experience in the mining industry, coupled with his expertise summarized above, brings insight to the board and management as to best practices with respect to accounting, corporate governance and other issues for an international public company in the mining industry.
Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University.
Peter Marrone – Chairman and Chief Executive Officer and Director
Peter Marrone is the Chairman and Chief Executive Officer, a director, and a significant investor of Allied, which he and his management team took public in 2023. Before Allied, he served as Executive Chairman of Yamana Gold Inc., a company he founded in 2003. With over 35 years of experience in mining, business and capital markets, Mr. Marrone has founded and taken public several companies in various sectors. In his earlier roles as an investment banker and lawyer, he advised companies on going public and establishing the necessary governance protocols. He has served on the boards of numerous public companies and has provided guidance to businesses with a strong international presence. Before founding Yamana, the first company where he played a key leadership and entrepreneurial role as an investor and in taking public, Mr. Marrone was the head of investment banking at a major Canadian investment bank and practiced law in Toronto, specializing in corporate law, securities law and international transactions.
Daniel Racine – Director
Daniel Racine served as President of Allied from September 2023 until December 2025 and currently serves as a director of the Company. Prior to joining Allied, Mr. Racine was with Yamana Gold Inc. since May 2014. In August 2018 he was appointed President and Chief Executive Officer of Yamana. In April 2021, he was appointed as a director of Yamana. From August 2012 until March 2014, Mr. Racine was President and Chief Operating Officer of Brigus Gold Corp. (“Brigus”). Prior to joining Brigus, Mr. Racine was Senior Vice President, Mining of Agnico Eagle Mines Limited (“Agnico Eagle”) where he was responsible for Agnico Eagle’s global mining operations. Mr. Racine joined Agnico Eagle as a junior mining engineer in 1987 taking on progressively senior roles throughout his tenure, including LaRonde Mine Manager, Vice-President Operations Manager, and Senior Vice President Operations.
Mr. Racine holds a Bachelor of Mining Engineering degree from Laval University. He is a registered engineer with L’Ordre des Ingenieurs du Quebec, a professional engineer with Professional Engineers Ontario and a member of the Ontario Society of Professional Engineers.

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Jane Sadowsky – Director
Jane Sadowsky retired from Evercore Partners (“Evercore”) as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore, she was a Managing Director and Group Head at Citigroup’s Investment Bank (“Citigroup”) and began her investment banking career at Donaldson, Lufkin & Jenrette.
In addition to a broad and diverse range of finance and deal-related expertise, Ms. Sadowsky has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure and energy. She brings depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross-border transactions. While at Evercore and Citigroup, she was responsible for strategy and resultant profit and loss, for managing people and for internal and external collaboration. She participated in or led global committees including compensation, fairness and valuation, mentoring and recruiting. Ms. Sadowsky has provided expert testimony in numerous U.S. jurisdictions and the World Court.
Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services, and as a senior advisor leading curriculum development at Moelis & Company, a global investment bank. Ms. Sadowsky presents and teaches at the NACD as well as other governance forums. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania. Ms. Sadowsky is an NACD Board Leadership Fellow and is NACD.DC™ certified. She currently sits on the board, audit committee and compensation, nominating and governance committee of Nexa Resources S.A.
Dino Titaro – Director
Dino Titaro has over 35 years of international experience in the mining and exploration mineral resource industry. He has been involved in project management, feasibility studies, reserve estimation, due diligence studies, valuation studies, social and environmental permitting processes for mine construction and development and related risk management and has extensive corporate and operational experience. He was the founder of Carpathian Gold Inc., a public mineral exploration company listed on the TSX, and was the President and Chief Executive Officer from January 2003 to January 2014 and a director from January 2003 to August 2014. From 1986 to 2003, Mr. Titaro was the principal owner and President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages.
Mr. Titaro currently serves as the Chairman, director and a member of the governance and nominating committee of Avidian Gold Corp. He is also a director, chair of the governance committee and member of the audit and compensation committee of Golconda Gold Ltd, director and a member of the compensation and corporate governance and nominating committees of Blossom Gold Inc., as well as the chairman, director and member of the audit and compensation committees of EV Minerals Corp. Mr. Titaro has been a director and officer of several other publicly traded companies in the mining, industrial and health care technology fields.
Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person within the meaning of NI 43-101 and is registered as a P.Geo in Ontario.

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Oumar Toguyeni – Director
Oumar Toguyeni is a seasoned executive with over 35 years in mining across Africa, the Americas and Europe. He started his career as exploration geologist in Burkina and then moving to various roles within prominent mining companies including BHP Billiton, Alcoa. Before retiring at the end of 2023, Mr. Toguyeni spent 12 years with IAMGOLD where he led the company’s West African interests as Regional Vice-President before being promoted to Senior-Vice President External Affairs and Sustainability.
Throughout his career, he has often played pivotal roles in the development and operation of mining ventures in complex operational and stakeholder landscapes in Africa and the Americas; he is recognized as a champion for responsible mining through operational excellence and building lasting relationships with all stakeholders. Mr. Toguyeni currently serves on the board of Hummingbird Resources Plc.
Mr. Toguyeni graduated in Geological Engineering from the University of Dakar (Senegal), and holds an MBA from Webster University; he is a Registered P.Geo in Ontario and a member of the Canadian Institute of Corporate Directors Designation (ICD.D). He is fluent in French and English.
Executive Officer Biographies
Peter Marrone – Chairman and Chief Executive Officer and Director
Peter Marrone is the Chairman and Chief Executive Officer, and a significant investor of Allied Gold Corporation, a company which he and his management team took public in 2023. Before Allied, he served as Executive Chairman of Yamana Gold Inc., a company he founded in 2003. With over 35 years of experience in mining, business, and capital markets, Mr. Marrone has founded and taken public several companies across various sectors. In his earlier roles as an investment banker and lawyer, he advised companies on going public and establishing necessary governance protocols. He has served on the boards of a numerous public companies and has provided guidance to businesses with a strong international presence. Before founding Yamana, the first company where he played a key leadership and entrepreneurial role as an investor and in taking public, Mr. Marrone was the head of investment banking at a major Canadian investment bank and practiced law in Toronto, specializing in corporate law, securities law and international transactions.
Jason LeBlanc – Chief Financial Officer
Jason LeBlanc is the Chief Financial Officer of the Company. Mr. LeBlanc was previously the Chief Financial Officer of Yamana and has over 20 years of research-based and financial experience in the mining industry. During his time at Yamana, Mr. LeBlanc has held increasingly senior positions including most recently the position of Vice President, Finance since 2009. He was appointed Chief Financial Officer of Yamana in February 2017. Mr. LeBlanc also serves as a director of Premium Nickel Resources Ltd. Mr. LeBlanc has a Master of Finance from the University of Toronto, a Bachelor of Commerce from the University of Windsor and holds a Chartered Financial Analyst designation.
Richard Campbell – Chief Human Resources Officer
Richard Campbell is the Chief Human Resources Officer of the Company. Mr. Campbell was previously Senior Vice President, Human Resources of Yamana for approximately 12 years. Prior to joining Yamana, Mr. Campbell enjoyed progressively senior roles during his 21 years at TD Bank Financial Group (“TD”). During his tenure at TD, Mr. Campbell worked in executive roles in the business as well as Human Resources, encompassing retail, wealth management, and wholesale/corporate

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banking. From April 1998 to February 2002, Richard completed international secondments in Hong Kong and London, UK with TD Waterhouse. In his role as SVP Human Resources, TD Canada Trust, Richard led a multi-functional team of HR professionals to develop, implement and execute all aspects of HR services supporting a 36,000 employee workforce across Canada. More recently, Richard’s experience as SVP Human Resources with the Ontario Lottery Group has provided him with valuable and practical executive experience in the public service sector. Mr. Campbell holds an Honours Bachelor of Arts in Geography and Economics, and a Master of Arts in Economic Geography from Wilfrid Laurier University.
Gerardo Fernandez – Chief Development Officer
Gerardo Fernandez is the Chief Development Officer of the Company. Mr. Fernandez was previously Senior Vice President, Corporate Development of Yamana, having worked in several leadership positions in operations, strategic planning and project development. Mr. Fernandez holds a Master of Business Administration (Nevada, USA) and degrees in Civil Mining Engineering and BSc. Engineering from the University of Chile.
Johannes Stoltz – Chief Operating Officer
Johannes Stolz is Chief Operating Officer of the Company. Mr. Stoltz carries a dual qualification in mining and mechanical engineering. He has worked at various mining operations since 2005. He was responsible for significant growth and cost reduction in Tier 1 and Mid-Tier companies. He joined Allied in 2023 as the Vice President Operations and brings 30 years operational experience. Prior to Allied, Mr. Stoltz was involved in inter alia optimizing and ramping up Mogalakwena Platinum Mine and South Deep Gold Mine, as well as the development and commissioning of opencast mining operations in the Northern Cape in South Africa. Mr. Stoltz started as an apprentice fitter in 1995 and progressed to fulfill supervisory, managerial and senior managerial roles during his career in the mining industry. Mr. Stoltz brings with him a wealth of practical and theoretical underground and opencast mining experience, as well as leadership and entrepreneurial skillsets.
Sofia Tsakos – Chief Legal Officer and Corporate Secretary
Sofia Tsakos is the Chief Legal Officer and Corporate Secretary of the Company and is a member of the Company’s Senior Executive Group. In this role, she has oversight over the Company’s global legal and compliance matters. She is a proven leader in the mining industry with over twenty years of experience managing complex transactions and legal matters in jurisdictions around the world. Ms. Tsakos has been recognized as a leading mergers and acquisitions lawyer, having twice been a finalist for the Canadian General Counsel Awards under the category of Deal Making and also as a finalist for General Counsel of the Year, including winning the award for Deal Making in 2015. Prior to Allied, Ms. Tsakos served as the Senior Vice President, General Counsel and Corporate Secretary of Yamana Gold Inc. from December 2007 to March 2023, when it was acquired. Prior to joining Yamana, Ms. Tsakos was a partner practicing corporate securities law at a prominent law firm in Toronto. Sofia completed her Bachelor of Arts in Economics and Political Science from the University of Toronto and both her Master of Business Administration and Bachelor of Laws from the University of Windsor. Ms. Tsakos is a member of the Law Society of Ontario.
Gwennael Guillen – Chief Sustainability Officer
Gwennael Guillen is the Chief Sustainability Officer of the Company. Previously, Ms. Guillen was VP Sustainability for Endeavour Mining Corporation and prior to that, Teranga Gold Corporation. Ms. Guillen is an award-winning executive leader with over 25 years’ experience including Environmental, Social and Governance (Sustainability), operating in challenging environments worldwide across three continents. Ms. Guillen is a certified corporate director with board experiences including as executive

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advisory in the board room of numerous TSX and LSE listed companies with degree qualifications in Chemical Engineering and Health and Environmental Engineering.
Don Dudek – Chief Exploration Officer
Don Dudek is the Chief Exploration Officer of the Company. Mr. Dudek is a geologist with over forty years of experience in numerous executive and technical roles with the last sixteen years focused on West African gold exploration and development including Mali, and with experience in Ethiopia. He also brings extensive exploration experience including senior roles with Endeavour Mining, Avion Gold Corporation and Aur Resources. Additionally, Mr. Dudek was a key member of the team that conducted due diligence on Allied’s assets alongside the current management team prior to the Company’s RTO Transaction.
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Except as described below, no director or executive officer of the Company is, as at the date of this AIF, or has been, within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including Allied) that:
(a)was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer but which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer,
No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, is as of the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Allied) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:
(a)any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

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Conflicts of Interest
To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any directors or officers of the Company or of a subsidiary of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.
The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the OBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.
PROMOTER
No person or company has been within the two most recently completed financial years, or is during the current financial year, a promoter of Allied or a subsidiary thereof.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings
Allied and its subsidiaries are, from time to time, involved in various claims, legal proceedings, investigations and complaints arising in the ordinary course of business. The results of these pending or threatened proceedings cannot be predicted with certainty. Other than as disclosed below, to the best of the Company’s knowledge, the Company is not and was not, during the year ended December 31, 2025, a party to any legal proceedings which may be material, nor is any of its property, nor was any of its property during the year ended December 31, 2025, the subject of any such legal proceedings and as at the date hereof, no such legal proceedings are known to be contemplated.
Regulatory Actions
There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2025, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2025.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as described elsewhere in the AIF and in the Company’s management information circular dated February 25, 2025 (see sections “The Arrangement – Reasons for the Arrangement”, the Board and the Special Committee considered these interests in making their recommendations. See “The Arrangement – Treatment of Long-Term Incentives; – Treatment of Convertible Debentures”; – Employment Agreements” and “The Arrangement – Regulatory and Approvals Matters”), which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca, none of the directors, executive

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officers or persons or companies who beneficially own, or control or direct, directly or indirectly, more than 10% of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the past three financial years or during the current financial year, that has materially affected or is reasonably expected to materially affect the Company.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., at its principal offices in Toronto, Ontario.
MATERIAL CONTRACTS
Other than as described below, the Company has not entered into any material contracts outside of the ordinary course of business during the most recently completed financial year, and has not entered into any material contract before the most recently completed financial year that is still in effect.
•Convertible Debenture Indenture. See “General Development of the Business – Three Year History – RTO Financing”.
•April 2025 Underwriting Agreement. See “General Development of the Business – Three Year History – April 2025 Prospectus Financing and Concurrent Block Trade”.
•October 2025 Underwriting Agreement. See “General Development of the Business – Three Year History – October 2025 Prospectus Financing”.
Subsequent to the financial year ended December 31, 2025, the Company entered into the Arrangement Agreement. See “General Development of the Business – Three Year History – Proposed Acquisition by Zijin Gold”.
A copy of each of the foregoing material contracts is available under the Company’s profile at www.sedarplus.ca.
AUDIT COMMITTEE
Audit Committee Charter
The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.
The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the board of directors of the Company. A copy of the charter is attached hereto as Schedule “A”.

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Composition of the Audit Committee
Below are the details of each Audit Committee member, including their name, whether they are independent and financially literate as such terms are defined under National Instrument 52-110 Audit Committees (“NI 52-110”) and their education and experience as it relates to the performance of their duties as an Audit Committee member. The qualifications and independence of each member is discussed below.

Member	Independent(1)	Financially Literate(2)	Education and Experience Relevant to Performance of Audit Committee Duties

Richard Graff (Chair)	Yes	Yes	Richard Graff has served on numerous public boards in the mining and oil and gas industries, including as chairman of audit committees. His extensive experience in the metals and mining industry includes accounting and financial reporting, internal control, governance and compliance initiatives, and mergers. Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force, which resulted in the issuance of accounting and financial reporting guidance in the mining industry for US GAAP. He represented a consortium of international mining companies, and has met with and provided recommendations to the International Accounting Standards Board (IASB) on financial reporting issues in the mining industry. The IASB incorporated input from these meetings into its published rules. Mr. Graff organized periodic meetings in London between global mining companies and the IASB to discuss financial reporting issues affecting the industry and shared that information with the management, boards and audit committees on which he serves. He also has had discussions with and provided input to the U.S. Securities and Exchange Commission on financial reporting issues in the industry. Mr. Graff also served as interim chairman of the Board of the Directors, chair and member of the audit committee, and member of the risk committee of DMC Global Inc. He served as the chairman of the audit committee for many years and was the lead director and a member of the compensation committee of Yamana Gold Inc. and was interim chairman of the Board of Directors, chair of the audit committee and a member of the compensation committee of Alacer Gold Corp. Mr. Graff’s extensive international experience in the mining industry, coupled with his expertise summarized above, brings insight to the board and management as to best practices with respect to accounting, corporate governance and other issues for an international public company in the mining industry. Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University.

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Member	Independent(1)	Financially Literate(2)	Education and Experience Relevant to Performance of Audit Committee Duties

John Begeman	Yes	Yes
John Begeman is a Professional Mining Engineer with over 40 years experience. He currently sits on the board of directors of i-80 Gold Corp. and Pan American Silver. Mr. Begeman previously served as the Executive Chairman of the board of Premier Gold Mines Limited, a director of African Gold Group, the President and Chief Executive Officer of Avion Gold Corporation, the Chief Operating Officer of Zinifex Canada Inc. and Vice President, Western Operations of Goldcorp Inc. Prior to his employment at Goldcorp, Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company’s mining operations group throughout the western United States. Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA. He has completed the Rotman-ICD Directors Education program, and is a member of the Institute of Corporate Directors with the ICD.D designation. He is also a member of the NACD and is NACD Directorship Certified.

Jane Sadowsky	Yes	Yes
Jane Sadowsky retired from Evercore as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore, she was a Managing Director and Group Head at Citigroup and began her investment banking career at Donaldson, Lufkin & Jenrette. Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services, and as a senior advisor leading curriculum development at Moelis & Company, a global investment bank. Ms. Sadowsky presents and teaches at the NACD as well as other governance forums. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania. Ms. Sadowsky is an NACD Board Leadership Fellow and is NACD.DC™ certified. She currently sits on the board, audit committee and compensation, nominating and governance committee of Nexa Resources S.A.

(1)A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment, or is otherwise deemed to have a material relationship pursuant to NI 52-110.
(2)An individual is financially literate if they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues and can reasonably be expected to be raised by the Company’s financial statements.
Audit Committee Oversight
Since the formation of the Audit Committee, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.
Pre-Approval Policies and Procedures
The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

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External Auditor Service Fees
KPMG LLP were appointed auditors of the Company effective March 26, 2024, following the resignation of BDO UK LLP (“BDO”) at the request of the Company. The termination of BDO and the appointment of KPMG was recommended by the Audit Committee of the Board and approved by the Board. For further details, please refer to the Company’s management information circular dated March 28, 2024.
The table below shows the fees paid to the Company’s auditors in 2025 and 2024, including to BDO from January 1, 2024 through December 31, 2024 and to KPMG from their appointment effective March 26, 2024 through December 31, 2025.

Fiscal Year Ending December 31	KPMG 2025	KPMG 2024	(All Fees in C$) BDO 2024(1)

Audit fees for audit services	$5,564,066	$3,769,998	$Nil

Audit-related fees for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and not disclosed above.	$275,145	$62,806	$Nil

Tax fees for professional services for tax compliance, tax advice and tax planning	$Nil	$Nil	$Nil

All other fees or all other services not captured above	$Nil	$Nil	$185,584

Total fees	$5,839,211	$3,832,804	$185,584

(1)No audit work was performed by BDO in 2024
INTERESTS OF EXPERTS
The following are the technical reports prepared in accordance with NI 43-101 from which certain scientific and technical information relating to the Company’s material mineral properties contained in this AIF has been derived, and in some instances extracted, as well as the qualified persons involved in preparing such reports, and details of certain technical information relating to the Company’s material mineral properties contained in this AIF which have been reviewed and approved by qualified persons.

Technical Report	Qualified Persons

Sadiola Report	Allan Earl, Matt Mullins, Gordon Cunningham and Peter Theron of Snowden Optiro

Kurmuk Report	Allan Earl, Michael Andrew, Gordon Cunningham and Peter Theron of Snowden Optiro and Steve Craig of Orelogy Consulting Pty Ltd

Each of the technical reports noted above are available under the Company’s profile at www.sedarplus.ca, and a summary of each report is contained in this AIF under “Description of the Business – Material Properties”.

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The following are the qualified persons responsible for Mineral Resources and Mineral Reserves as of the year ended December 31, 2025, for each of the Company’s mineral properties set out in this AIF. Such qualified persons consider the reported Mineral Resources and Mineral Reserves to be a fair reflection of the exploration activity conducted, modelling processes undertaken and application of modifying factors.

Mineral Property	Qualified Person
	Mineral Resources	Mineral Reserves
Sadiola Mine	Alejandro Garrone, MAusIMM (CP)	Esteban Chacon, Register Member Chilean Mining Commission
Korali Sud Mine	Alejandro Garrone, MAusIMM (CP)	Esteban Chacon, Register Member Chilean Mining Commission
Kurmuk Project	Chelsey Protulipac, P.Geo	Esteban Chacon, Register Member Chilean Mining Commission
Bonikro Mine	Chelsey Protulipac, P.Geo	Esteban Chacon, Register Member Chilean Mining Commission
Agbaou Mine	Chelsey Protulipac, P.Geo	Esteban Chacon, Register Member Chilean Mining Commission
Unless otherwise stated, all other scientific and technical information in the AIF, including, for greater certainty, any updated scientific and technical information after the date of the technical reports referred to herein, including, without limitation, “Description of the Business – Material Properties – Sadiola Mine – Project update and on-going progress”, “Description of the Business – Material Properties – Kurmuk Project – Project construction update”, and “Description of the Business – Other Properties”, has been reviewed and approved by Mr. Sébastien Bernier, P.Geo, Senior Vice President, Technical Services of Allied.
Each of the aforementioned persons is a “qualified person” under NI 43-101. Each of the aforementioned firms or persons held less than 1% of the outstanding securities of the same class of the Company or of any associate or affiliate of the Company when such expert prepared the technical reports or the Mineral Resource or Mineral Reserve estimates referred to, and held less than 1% of the outstanding securities of the same class of the Company following the preparation of such reports or data.
None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company, other than Mr. Sébastien Bernier, P.Geo, who is currently employed as Senior Vice President, Technical Services of Allied, and Chelsey Protulipac, P.Geo, who is currently employed as Director, Mineral Resources of Allied and Esteban Chacon, Civil Mining Engineer, who is currently employed as Director, Mineral Reserves of Allied.
The Company’s independent auditors, KPMG LLP, Registered Public Accountants, issued an independent auditor’s report dated March 31, 2026 in respect of the Company’s annual consolidated financial statements for the year ended December 31, 2025. KPMG LLP are the auditors of the Company and have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Entity under all relevant US professional and regulatory standards.

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ADDITIONAL INFORMATION
Additional information related to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company’s current management information circular, and additional financial information is provided in the Company’s financial statements and MD&A for the financial year ended December 31, 2025, each of which is available under the Company’s profile at www.sedarplus.ca.

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SCHEDULE “A”
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
Purpose
The Audit Committee is a committee of the Board of Directors (the “Board”) of Allied Gold Corporation (the “Company”) and operates within the governance structure of the Company and its subsidiaries (the “Group”). The purpose of the Audit Committee is to:
(a)assist the Board in discharging its responsibility to exercise due care, diligence and skills in its oversight responsibilities with respect to: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the external auditors’ qualifications and independence; and (iv) the performance of the Company’s internal and external audit functions;
(b)serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems, including business policies and practices;
(c)review and appraise the audit activities of the Company’s external auditors; and
(d)prepare Audit Committee reports as required by applicable regulators.
The Audit Committee shall have the authority to delegate to one or more of its members (each, a “Member”), responsibility for developing recommendations for consideration by the Audit Committee with respect to any of the matters referred to in this Charter. Ultimate responsibility for the integrity of the company’s financial reporting rests with the full Board.
Composition and Meetings
The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be an “independent director” in accordance with applicable legal requirements, including the requirements of National Instrument 52-110 – Audit Committees (“NI 52-110”) as revised, updated or replaced from time to time.
All Members shall, to the satisfaction of the Board, be "financially literate", and at least one Member shall have accounting or related financial management expertise to qualify as a "financial expert" in accordance with applicable legal requirements, including the requirements of NI 52-110, as revised, updated or replaced from time to time.
The Members and the chair of the Audit Committee (the “Chair”) shall be elected by the Board at the annual organizational meeting of the Board and shall serve until: the next annual meeting of shareholders; they resign; their successors are duly appointed; or such Member is removed from the Audit Committee by the Board. If the Board fails to designate one Member as the Chair, the Members shall appoint the Chair from among the Members.
The Audit Committee shall meet as frequently as the Audit Committee considers necessary, but not less than once each quarter, to review the financial results of the Company. Meetings shall be in person or by audio or video conference or such other electronic facility as provides electronic means of attendance and participation in the meeting. The Audit Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts or advisors, as it deems necessary or appropriate, without seeking approval of the Board or management.

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The Audit Committee shall have the authority to meet with the Chairman and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), along with internal auditors and the external auditor, and have such other direct and independent interaction with such persons from time to time as the Members deem appropriate. The Audit Committee may request the Chairman and CEO to have such officers or employees of the Company or the Company’s outside counsel or external auditor to attend a meeting of the Audit Committee or to meet with any of the Members or consultants to the Audit Committee.
The external auditors will have direct access and report directly to the Audit Committee at their own initiative.
Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of Members or such greater number as the Audit Committee shall by resolution determine. A duly convened meeting of the Audit Committee at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the Audit Committee.
Meetings of the Audit Committee shall be held from time to time as the Audit Committee or the Chair shall determine upon notice to each of the Members in compliance with the Company’s by-laws. The notice period may be waived by a quorum of the Audit Committee. The Audit Committee shall keep regular minutes of proceedings.
Responsibilities and Powers
Responsibilities and powers of the Audit Committee include:
General
1.review and assess the adequacy of this Charter at least annually and, where necessary or desirable, recommend changes to the Board provided that this Charter may be amended and restated from time to time without the approval of the Board to ensure that the composition of the Audit Committee and the responsibilities and powers of the Audit Committee comply with applicable laws, regulations and stock exchanges;
2.oversight of the Group as a whole and, unless required otherwise by regulation, carry out the duties below for the parent company, major subsidiary undertakings and the Group as a whole;
3.oversight of the Company’s Related Party Transactions Policy;
4.evaluate the functioning, effectiveness and performance of the Audit Committee and the Members on an annual basis;
Documents/Reports Review
5.prior to the recommendation to the Board for approval of release of the annual and quarterly financial statements, monitor the integrity of, review and discuss with management and the independent public accountants, upon completion of their audit or review, the financial results for the year or quarter and the results of the audit or review, including (i) the Company's annual or quarterly financial statements and related footnotes; (ii) interrogation and challenge of management’s discussion and analysis of the financial condition and results of operations; (iii) annual and quarterly earnings press releases; (iv) the results of the audit or review, including the nature and amount of unrecorded adjustments resulting from the audit or review; (v) review with the independent public accountants and management the Company's policies and procedures relative to the adequacy of internal accounting and financial reporting controls (including any

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significant deficiencies and significant changes in internal control over financial reporting), including controls over quarterly and annual financial reporting, computerized information systems and information security; (vi) the independent public accountants’ management recommendations; (vii) any significant transactions which occurred during the year or quarter; (viii) any significant adjustments, critical accounting policies and practices; (ix) management judgments and accounting estimates; (x) new accounting policies; (xi) all alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the independent public accountants; and (xii) any disagreements between management and the independent public accountants;
6.ensure that adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the adequacy of such procedures;
7.review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;
8.at least annually, (i) inquire of management and the independent public accountant about the significant business, political, regulatory and internal control issues or exposures to financial risk; (ii) oversee and monitor management’s documentation of the significant financial risks that the Company faces and update documentation as events change and risks shift; and (iii) assess the steps that management has taken to control identified financial and internal control risks to the Company;
Responsibilities of the Audit Committee Chair
9.the fundamental responsibility of the Audit Committee Chair is to be responsible for the management and effective performance of the Audit Committee and provide leadership to the Audit Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Audit Committee Chair’s responsibilities shall include:
10.working with the Chairman and CEO and the Chief Legal Officer and Corporate Secretary to establish the frequency of Audit Committee meetings and the agendas for meetings;
11.providing leadership to the Audit Committee and presiding over Audit Committee meetings;
12.facilitating the flow of information to and from the Audit Committee and fostering an environment in which Members may ask questions and express their viewpoints;
13.reporting to the Board with respect to the significant activities of the Audit Committee and any recommendations of the Audit Committee; and
14.leading the Audit Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and taking such other steps as are reasonably required to ensure that the Audit Committee carries out its mandate;
External Auditors
15.ensure the external auditors report directly to the Audit Committee on a regular basis;

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16.recommend external auditors nominations to the Board to be put before the shareholders for appointment or re-appointment and, as necessary, the removal of any external auditor in office from time to time;
17.approve the fees (for both audit and non-audit services) and other compensation to be paid to the external auditors and the funding for payment of the external auditors’ compensation and any advisors retained by the Audit Committee;
18.pre-approve all audit services, internal control related services and any permissible non-audit engagements of the external auditors, in accordance with applicable legislation;
19.meet with external auditors and financial management of the Company to review the scope of the proposed audit of the current year, and the audit procedures to be used;
20.approve terms of engagement of external auditor, including any engagement letter issued at the start of each audit and the scope of the audit;
21.meet quarterly with external auditors “in camera” to discuss reasonableness of the financial reporting processes, systems of internal control and risk management, significant comments and recommendations, and management performance;
22.advise the external auditors of their ultimate accountability to the Board and the Audit Committee;
23.oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attest services for the Company, including the resolution of issues between officers of the Company and external auditors;
24.evaluate the qualifications, performance and independence of the external auditors, in accordance with relevant ethical and professional guidance, which are to report directly to the Audit Committee, including: (i) reviewing and evaluating the lead partner on the external auditors' engagement with the Company; (ii) considering whether the auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditors' independence; (iii) determine the rotation of the lead audit partner and the audit firm; and (iv) take into account the opinions of management and the internal audit function in assessing the external auditors’ qualifications, independence and performance;
25.present the Audit Committee’s conclusions with respect to its evaluation of external auditors to the Board and take such additional action to satisfy itself of the qualifications, performance and independence of external auditors and make further recommendations to the Board as it considers necessary;
26.obtain and review a report from the external auditors at least annually regarding: (i) the external auditors' internal quality-control procedures; (ii) material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; (iii) any steps taken to deal with any such issues; and (iv) all relationships between the external auditors and the Company;
27.discuss with the external auditors any relationships that might affect the external auditors’ objectivity and independence;
28.recommend to the Board any action required to ensure the independence of the external auditors;

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29.review and approve policies for the Company's hiring of employees or former employees of the present and former external auditors and compliance with regulatory requirements;
30.review any material written communications between officers of the Company and the external auditors and any significant disagreements between the officers and external auditors;
31.discuss with the external auditors their perception of the Company’s identification of management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks;
Internal Audit
32.receive reports from the Company's CFO on the scope and material results of its internal audit activities and review and monitor management’s responsiveness to the internal auditor’s findings and recommendations;
33.review and discuss the Company’s Code of Conduct and other corporate governance policies and the actions taken to monitor and enforce compliance;
34.establish procedures for: (i) the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and (ii) the confidential, anonymous submission of concerns regarding questionable accounting, internal control and auditing matters;
35.the Audit Committee will ensure that the internal audit function is adequately funded and resourced to enable it to fulfil its mandate and is equipped to perform in accordance with appropriate professional standards for internal auditors;
36.monitor and review the effectiveness of the Company’s internal audit function in the context of the Company’s overall risk management system through discussions with officers of the Company and the external auditor relating to the maintenance of: (i) necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (ii) effective internal control over financial reporting; and (iii) adequate processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud. From time to time, the Audit Committee shall assess any requirements or changes with respect to the establishment or operations of the internal audit function having regard to the size and stage of development of the Company at such time;
Financial Reporting Process
37.periodically discuss the integrity, completeness and accuracy of the Company’s internal controls and the financial statements with the external auditors in the absence of the Company's management;
38.in consultation with the external auditors, review the integrity of the Company's financial internal and external reporting processes;
39.consider the external auditors' assessment of the appropriateness of the Company's auditing standards and accounting principles as applied in its financial reporting;
40.review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Company's internal auditing and accounting principles and practices suggested by the external auditors or management;

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41.review disclosures made by the Chairman and CEO and the CFO during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company's internal controls;
42.establish regular and separate systems of reporting to the Audit Committee by management and the external auditors of any significant decision made in management's preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;
43.discuss during the annual audit, and review separately with each of management and the external auditors, any significant matters arising from the course of any audit, including any restrictions on the scope of work or access to required information; whether raised by management or the external auditors;
44.resolve any disagreements between management and the external auditors regarding financial reporting;
45.review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;
46.retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Audit Committee shall not be required to obtain the approval of the Board for such purposes);
47.discuss any management or internal control letters or proposals to be issued by the external auditors of the Company;
Legal Compliance
48.review with the Company's legal counsel any legal matter that the Audit Committee understands could have a significant impact on the Company's financial statements;
49.conduct or authorize investigations into matters within the Audit Committee's scope of responsibilities;
50.perform any other activities, in accordance with the Charter, the Company's by- laws and governing laws, that the Audit Committee or the Board deems necessary or appropriate;
Reporting and Powers
51.record minutes of its meetings and report periodically to the Board on all matters and recommendations made by the Audit Committee and at such other times as the Board may consider appropriate;
52.exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board;

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Access to Information and Authority to Retain Independent Advisors
53.the Audit Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors, officers and employees of the Company will be directed to cooperate as requested by the Members. The Audit Committee has the authority to retain, at the Company’s expense, independent legal, financial, and other advisors, consultants and experts to assist the Audit Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve their fees. The Audit Committee shall select such advisors, consultants and experts after taking into consideration factors relevant to their independence from management and other relevant considerations; and
54.the Audit Committee shall discharge its responsibilities and shall assess the information provided by the Company’s management and the external advisers, in accordance with its business judgment. Members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, and on the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as imposing on any Member or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law.
Limitation of Responsibility
1.While the Audit Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with applicable accounting principles and standards. This is the responsibility of management (with respect to whom the Audit Committee performs an oversight function) and the external auditors. This Charter is not intended to change or interpret the constating documents of the Company or applicable law or stock exchange rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws and rules.
2.The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively. This Charter is not intended to give rise to civil liability on the part of the Company or its Directors or officers to shareholders, security holders, customers, suppliers, partners, competitors, employees or other persons, or to any other liability whatsoever on their part, subject to applicable law.

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